Exhibit 99.2

EXECUTION COPY

CRESCO LABS INC.

as the Purchaser

and

COLUMBIA CARE INC.

as the Company

ARRANGEMENT AGREEMENT

March 23, 2022

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms	1
1.2	Certain Rules of Interpretation	18
1.3	Schedules	20

ARTICLE 2 THE ARRANGEMENT		20

2.1	Arrangement	20
2.2	Interim Order	20
2.3	The Company Meeting	21
2.4	The Company Circular	23
2.5	Final Order	25
2.6	Court Proceedings	25
2.7	Company Options, RSUs, PSUs, Warrants and Company Convertible Notes	26
2.8	Plan of Arrangement and Effective Date	28
2.9	Payment of Consideration	28
2.10	Withholding Taxes	28
2.11	U.S. Securities Law Matters	29
2.12	Adjustment of Consideration	30
2.13	Tax Matters	31

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		31

3.1	Representations and Warranties of the Company	31
3.2	Representations and Warranties of the Purchaser	32

ARTICLE 4 COVENANTS		32

4.1	Conduct of Business of the Company	32
4.2	Conduct of Business of the Purchaser	36
4.3	Covenants Regarding the Arrangement	38
4.4	Key Regulatory Approvals	40
4.5	Access to Information; Confidentiality	41
4.6	Pre-Acquisition Reorganization	42
4.7	Public and Employee Communications	43
4.8	Notice and Cure Provisions	44
4.9	Indemnification and Insurance	45
4.10	CSE and NEO Delisting	45
4.11	Appointment of Directors	46
4.12	Employee Matters	46
4.13	Tax Matters	46
4.14	Purchaser Covenants Regarding Convertible Securities	47
4.15	Company Covenants Regarding Indebtedness	47
4.16	Company Covenants Regarding Purchase of Minority Interests	48
4.17	gLeaf Amendments.	48

ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		48
5.1	Non-Solicitation	48
5.2	Notification of Acquisition Proposals	50
5.3	Responding to an Acquisition Proposal	50
5.4	Purchaser Right to Match	51

-i-

TABLE OF CONTENTS

(continued)

SCHEDULE “A” PLAN OF ARRANGEMENT
SCHEDULE “B” ARRANGEMENT RESOLUTION
SCHEDULE “C” REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE “D” REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
SCHEDULE “E” VOTING SUPPORT AGREEMENT
SCHEDULE “F” LOCK-UP AGREEMENT

-ii-

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 23rd day of March, 2022,

BETWEEN:

CRESCO LABS INC., a company existing under the laws of the Province of British Columbia

(the “Purchaser”)

- and -

COLUMBIA CARE INC., a company existing under the laws of the Province of British Columbia

(the “Company”).

WHEREAS the Purchaser proposes to acquire all of the issued and outstanding Company Shares pursuant to the Arrangement, as provided in this Agreement;

AND WHEREAS the Company Board has unanimously determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation of the Company Special Committee, that the Arrangement is in the best interests of the Company, and that, on the basis of the Fairness Opinions received from its Financial Advisors, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to the Company Shareholders;

AND WHEREAS the Company Board has approved this Agreement and agreed to unanimously recommend that Company Shareholders vote in favour of the Arrangement Resolution to be approved by the Company Shareholders at the Company Meeting, on the terms and subject to the conditions contained in this Agreement;

AND WHEREAS the board of directors of the Purchaser has unanimously determined, after receiving financial and legal advice, that the entering into of this Agreement is in the best interests of the Purchaser and has approved this Agreement;

AND WHEREAS the Purchaser has entered into the Voting Support Agreements with the Company Supporting Shareholders pursuant to which, among other things, such Company Shareholders have agreed, subject to the terms and conditions thereof, to vote the Company Shares held by them in favour of the Arrangement Resolution;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows, with the intent to be legally bound:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

As used in this Agreement (including the recitals hereto), the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (and/or any affiliate of the Purchaser), after the date of this Agreement relating to:

(a)

any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities);

(b)

any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company or any of its Subsidiaries (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries);

(c)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving the Company or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or that contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries; or

(d)	any other similar transaction or series of transactions involving the Company or any of its Subsidiaries.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

“Agreement” means this arrangement agreement, together with the Schedules attached hereto and the Company Disclosure Letter, as same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Antitrust Approval” means all applicable filings pursuant to the HSR Act and New York’s Twenty-First Century Anti-Trust Act, if passed, in respect of the Arrangement shall have been made and all applicable waiting periods (and extensions thereof) shall have expired or been terminated.

“Antitrust Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, and the rules and regulations promulgated thereunder, including the HSR Act.

“Arrangement” means an arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Issued Securities” means all securities to be issued by the Purchaser pursuant to the Arrangement, including the Consideration Shares, the Replacement Options, the Replacement RSUs and the Replacement PSUs.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule “B”.

“associate” has the meaning specified in the Securities Act (British Columbia).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person, and includes the Company Licenses and the Purchaser Licenses.

“BCBCA” means the Business Corporations Act (British Columbia).

“Breaching Party” has the meaning specified in Section 4.8(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Chicago, Illinois.

“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Closing Certificate” has the meaning specified in the Plan of Arrangement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Agreement” means a collective bargaining agreement or union agreement.

“Company” means Columbia Care Inc., a company existing under the laws of the Province of British Columbia.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(2).

“Company Business” means the businesses carried on by the Company and its Subsidiaries, including the business of operating as a U.S.-based, vertically-integrated consumer product, health and wellness cannabis company with cultivation, product development, production, home delivery and dispensary operations.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular/proxy statement, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Common Shares” means the common shares in the authorized share capital of the Company.

“Company Convertible Notes” means the Company’s (i) 5.00% Senior Secured Convertible Notes due December 19, 2023 and (ii) 6.00% Senior Secured Convertible Notes due June 29, 2025, in each case issued pursuant to the Company Trust Indenture.

“Company Data” means all confidential and proprietary data contained in the Company Systems and all other information and data compilations used by the Company or any of its Subsidiaries, whether or not in electronic form.

“Company Data Room” means the material contained in the virtual data room established by the Company as at 5:00 p.m. on March 22, 2022, the index of documents of which is appended to the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Filings” means all documents and instruments required to be filed or furnished by the Company under: (i) the Securities Act (British Columbia) (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations) and filed by or on behalf of the Company on SEDAR since December 31, 2020, and (ii) the U.S. Exchange Act, and filed by or on behalf of the Company on the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) since December 14, 2021.

“Company Financial Statements” has the meaning specified in Schedule “C”(j).

“Company Intellectual Property Rights” has the meaning specified in Schedule “C”(aa)(i).

“Company Lease Documents” has the meaning specified in Schedule “C”(t)(iv).

“Company Leased Properties” has the meaning specified in Schedule “C”(t)(iv).

“Company Licenses” means all material permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Entities for the operation of the Company Business, including those set out in section 1.1 of the Company Disclosure Letter.

“Company Locked-up Shareholders” means each of those persons set out in section 1.1(a) of the Company Disclosure Letter.

“Company Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance arising out of, relating to or resulting directly or indirectly from:

(a)	general conditions or developments in the cannabis industry as a whole in the United States;

(b)

any change, development or condition relating to global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory or political conditions or in national or global financial, banking, currency exchange, interest rate, rates of inflation or in national or global capital markets;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in IFRS or U.S. GAAP applicable to the Company;

(e)	any natural disaster (including those arising from or out of climatic or other natural events or conditions such as drought and other weather conditions);

(f)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event, including any worsening or re-occurrence thereof;

(g)

the failure by the Company to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial or operating metrics (it being understood that the causes or facts underlying or contributing to any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

(h)	the announcement or disclosure of this Agreement or the transactions contemplated hereby;

(i)	any action taken (or omitted to be taken) by the Company or its Subsidiaries that is requested or consented to by the Purchaser expressly in writing or expressly required by this Agreement;

(j)

any matter the full nature and extent of which has been expressly disclosed by the Company in the Company Disclosure Letter to the extent known by the Company at the time of the Company Disclosure Letter; or

(k)

any change in the market price or trading volume of any securities of the Company (it being understood that the causes or facts underlying or contributing to such change in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

provided, however, that (A) with respect to clauses (a) through to and including (f), such matter does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Company and/or its Subsidiaries operate, in which case the relevant exclusion from the definitions of “Company Material Adverse Effect” referred to in clauses (a) through and including (f) above will not be applicable, and (B) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Company Material Adverse Effect” has occurred.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution, which Company Meeting may also include annual shareholder meeting matters.

“Company Noteholders” means collectively, the holders of the Company Convertible Notes and Company Notes.

“Company Notes” means the Company’s (i) 13.00% Senior Secured Notes due May 14, 2023 and (ii) 9.50% Senior Secured First Lien Notes due February 3, 2026, in each case issued pursuant to the Company Trust Indenture.

“Company Omnibus Plan” means the Company’s omnibus long term incentive plan effective as of April 26, 2019, as amended and restated pursuant to an amended and restated omnibus long term incentive plan effective as of July 2, 2021.

“Company Optionholders” means the holders of Company Options.

“Company Option In-The-Money Amount” in respect of a Company Option, means the amount, if any, by which the total fair market value (determined immediately before the step described in Section 2.3(g) of the Plan of Arrangement) of the aggregate Company Shares that a holder is entitled to acquire on exercise of such Company Option immediately before the step described in Section 2.3(g) of the Plan of Arrangement exceeds the aggregate exercise price to acquire such Company Shares.

“Company Options” means options to purchase Company Common Shares issued pursuant to the Company Omnibus Plan.

“Company Owned Real Property” has the meaning specified in Schedule “C”(t)(i).

“Company Proportionate Voting Shares” means the proportionate voting shares in the authorized share capital of the Company.

“Company PSU Holders” means the holders of Company PSUs.

“Company PSUs” means the outstanding performance share units issued pursuant to the Company Omnibus Plan or otherwise issued by the Company.

“Company RSU Holders” means the holders of Company RSUs.

“Company RSUs” means the outstanding restricted share units issued pursuant to the Company Omnibus Plan or otherwise issued by the Company.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders, the Company RSU Holders, the Company PSU Holders, the Company Noteholders and the Company Warrantholders.

“Company Shareholders” means the registered or beneficial holders of the Company Shares, as the context requires.

“Company Shares” means, collectively, the Company Common Shares and the Company Proportionate Voting Shares.

“Company Special Committee” means the special committee of the Company Board comprised of independent directors.

“Company Supporting Shareholders” means each of those persons set out in section 1.1(a) of the Company Disclosure Letter.

“Company Systems” means all information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of the Company or any of its Subsidiaries.

“Company Termination Fee” has the meaning specified in Section 8.2.

“Company Termination Fee Event” has the meaning specified in Section 8.2.

“Company Trust Indenture” means the Trust Indenture dated May 2020 between, among others, the Company, as issuer, and Odyssey Trust Company, as trustee, as amended and supplemented pursuant to a First Supplemental Indenture dated June 19, 2020, a Second Supplemental Indenture dated June 29, 2021, a Third Supplemental Indenture dated February 2, 2022, and a Fourth Supplemental Indenture dated February 3, 2022.

“Company Warrant Indentures” means, collectively, the warrant indentures between the Company and Odyssey Trust Company, as warrant agent, dated March 31, 2020, May 14, 2020, July 2, 2020 and October 29, 2020, respectively, and the warrant agency agreement dated September 20, 2018 between Canaccord Genuity Growth Corp. and Odyssey Trust Company, as warrant agent.

“Company Warrantholders” means the registered or beneficial holders of Company Warrants, as the context requires.

“Company Warrants” means the outstanding warrants to purchase Company Common Shares issued by the Company pursuant to the Company Warrant Indentures or otherwise issued by the Company.

“Competition Act” means the Competition Act (Canada), RSC 1985 c C-34 and the regulations thereunder, as amended.

“Confidentiality Agreement” means the Mutual Confidentiality and Non-Disclosure Agreement dated February 18, 2022, between the Company and the Purchaser.

“Consideration” means the consideration to be received by Company Shareholders pursuant to the Plan of Arrangement as consideration for their Company Common Shares (including any Company Common Shares received by holders of Company Proportionate Voting Shares prior to the Effective Time or under the Plan of Arrangement), consisting of 0.5579 of a Purchaser Subordinate Voting Share for each Company Common Share multiplied by the Exchange Ratio Adjustment Factor, in each case subject to further adjustments in accordance with Section 2.12.

“Consideration Shares” means the Purchaser Subordinate Voting Shares to be issued in exchange for Company Common Shares pursuant to the Arrangement.

“Constating Documents” means, with respect to any Person, such Person’s notice of articles or articles of incorporation, amalgamation, or continuation, as applicable, and articles or by-laws, as applicable, and all amendments to such notice of articles, articles or by-laws.

“Continuing Employees” has the meaning specified in Section 4.12(1).

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which a Party or any of its respective Subsidiaries is a party or by which it or any of its respective Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia.

“CSE” means the Canadian Securities Exchange.

“Depositary” means Odyssey Trust Company, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for Consideration Shares in connection with the Arrangement.

“Dissent Rights” means the rights of dissent of the registered Company Shareholders as of the record date for the Company Meeting in respect of the Arrangement Resolution as described in the Plan of Arrangement.

“DTC” means the Depository Trust Company.

“Effective Date” means the date upon which the Arrangement becomes effective pursuant to the Plan of Arrangement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of the Company or any of its Subsidiaries, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has an actual or contingent liability.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exchange Ratio” means 0.5579 of a Purchaser Subordinate Voting Share for each Company Common Share multiplied by the Exchange Ratio Adjustment Factor, in each case subject to further adjustments in accordance with Section 2.12.

“Exchange Ratio Adjustment Factor” means the result of: (a) the Fully Diluted In-The-Money Company Share Count divided by (b) the sum of the Fully Diluted In-The-Money Company Share Count plus the gLeaf Milestone Share Count.

“Fairness Opinions” means the opinions of the Financial Advisors to the effect that, as of the date of such opinions and based upon and subject to the assumptions, procedures, factors, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

“FinCEN” means the U.S. Financial Crimes Enforcement Network.

“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Financial Advisors” means Canaccord Genuity Corp. and ATB Capital Markets Inc., the financial advisors to the Company.

“Fully Diluted In-The-Money Company Share Count” means 418,821,453 fully diluted in-the-money shares of the Company, as calculated using the treasury method.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the CSE and the NEO.

“gLeaf Agreement” means the Agreement and Plan of Merger dated December 21, 2020 between, among others, Columbia, Columbia LLC and Green Leaf Medical, LLC, as amended.

“gLeaf Milestone Share Count” means the number, if any, of Milestone Shares (as defined in the gLeaf Agreement) that the Company becomes obligated under the provisions of the gLeaf Agreement to pay in respect of the First Milestone Period (as defined in the gLeaf Agreement); provided that if the Milestone Amount (as defined in the gLeaf Agreement) in respect of the First Milestone Period is paid by the Company in cash, the number of Milestone Shares for purposes of this definition shall be deemed to be the number of Milestone Shares that would have been issuable pursuant to the gLeaf Agreement if such Milestone Amount was paid by the Company in Milestone Shares; provided that in all cases, the Milestone Amount used to calculate the number of Milestone Shares to be issued will not exceed US$58 million in the aggregate.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indemnified Persons” has the meaning specified in Section 8.7.

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court contemplated by Section 2.2 and made pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada), RSC 1985 c 28 (1st Supp.) and the regulations thereunder, as amended.

“IRS” means the U.S. Internal Revenue Service.

“Key Regulatory Approvals” means (i) the Stock Exchange Approval, (ii) the Antitrust Approval and (iii) the consents or approvals required under the Company Licenses in the States described in section 1.1 of the Company Disclosure Letter in connection with the consummation of the Arrangement.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended; provided that “Law” shall exclude any U.S. federal laws, civil, criminal or otherwise, that is directly or indirectly related to the cultivation, harvesting, production, marketing, distribution, sale and possession of cannabis, marijuana or related substances or products containing cannabis, marijuana or related substances, including the prohibition on drug trafficking under the Controlled Substances Act (21 U.S.C. § 801, et seq.), the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957 and 1960.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Lock-up Agreements” means lock-up agreements dated on or before the date hereof between the Purchaser and each of the Company Locked-up Shareholders, substantially in the form of Schedule “F”, that restrict the sale or other transfer of 90% of the Consideration Shares received by each such Company Locked-up Shareholder pursuant to the Arrangement and providing for the release of such restricted Consideration Shares in four equal installments on the date that is (i) 60 days following the Effective Date; (ii) 120 days following the Effective Date; (iii) 180 days following the Effective Date; and (iv) 240 days following the Effective Date.

“Material Contract” means any Contract to which a Party or any of its Subsidiaries is a party or bound or to which any of their respective assets are subject:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to be material to a Party or any of its Subsidiaries;

(b)

relating directly or indirectly to the guarantee of any material liabilities or material obligations or to material indebtedness for borrowed money, other than any guarantee provided by a Party to any wholly-owned Subsidiary;

(c)

restricting the incurrence of indebtedness by a Party or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of a Party or any of its Subsidiaries, or restricting the payment of dividends by a Party in each case, in any material respect;

(d)	under which a Person made payments to a Party and its Subsidiaries in excess of US$500,000 during the calendar year ended December 31, 2021;

(e)	under which a Party and/or its Subsidiaries made payments to any Person in excess of US$500,000 during the calendar year ended December 31, 2021;

(f)	under which a Party or any of its Subsidiaries is obligated to make or expects to receive payments in excess of US$1,000,000 over the remaining term;

(g)

providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or similar entity that is material to a Party and its Subsidiaries;

(h)

that creates an exclusive dealing arrangement or grants “most favoured nation” status in a manner that would restrict or affect the future business activity of a Party or its Subsidiaries in any material respect;

(i)

that grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale of any ownership interest of a Party or its Subsidiary or any material business or assets of a Party or its Subsidiaries;

(j)	with any Governmental Entity;

(k)	that contains any material exclusivity or non-solicitation obligations of a Party or any of its Subsidiaries;

(l)	providing for severance or change in control payments in excess of $250,000;

(m)

providing for the purchase, sale or exchange of, or option to purchase (excluding any option of a Party or any Subsidiary to purchase), sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $500,000 and pursuant to which obligations remain outstanding; or

(n)

that limits or restricts in any material respect (A) the ability of a Party or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom a Party or any of its Subsidiaries may sell products or deliver services; or

(o)	that is a Company Lease Document.

“MD&A” means management’s discussion and analysis.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions of the Canadian Securities Administrators.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“NEO” means the NEO Exchange Inc.

“New Plans” has the meaning specified in Section 4.12(1).

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“officer” has the meaning specified in the Securities Act (British Columbia).

“Ordinary Course” means, with respect to an action taken by a Party or any Subsidiary, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

“Outside Date” means March 31, 2023 or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 90 days if the condition in Section 6.1(3) or Section 6.2(3) has not been satisfied or waived; provided that notwithstanding the foregoing, no Party shall be permitted to extend the Outside Date if the failure of the applicable condition to be satisfied is primarily the result of such Party’s failure to comply with its covenants herein.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Payment Card Industry Data Security Standards” means the “Payment Card Industry Data Security Standards” maintained by the PCI Security Standards Council.

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)

Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which adequate reserves have been provided in such Party’s most recent publicly filed financial statements;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)

easements, covenants and rights of way and other similar restrictions of record, and zoning, building and other similar restrictions that in each case do not detract from the value or interfere with the use of the real or immovable property subject thereto;

(d)

such other imperfections or irregularities of title or Lien that, in each case, do not adversely affect the use of the properties or assets subject thereto or otherwise impair business operations of such properties;

(e)

agreements with any Governmental Entity and any public utilities or private suppliers of services that in each case do not detract from the value or interfere with the use of the real or immovable property subject thereto; and

(f)	the Liens listed and described in section 1.1 of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Data” means any information that, alone or in combination with other information, allows the identification of a natural person, including name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, IP address, biometric information, and any persistent identifier or any other information that is otherwise considered personal information, personal data, protected health information, or other personally identifiable information under applicable Law.

“Plan of Arrangement” means the plan of arrangement of the Company under the BCBCA, substantially in the form of Schedule “A”, subject to any amendments or variations to such plan made in accordance with Section 8.1 hereof, the Plan of Arrangement itself or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.6.

“Privacy and Information Security Requirements” means (i) all Laws that govern Processing of Personal Data, data privacy or information security in the United States and Canada, including the Telephone Consumer Protection Act of 1991, as amended (United States), and the CAN-SPAM Act, as amended (United States); (ii) all Laws applicable to the information security of Company Systems; (iii) all Contracts that relate to the Processing of Personal Data and/or protecting the security or privacy of personally identifiable information or personal data as such terms, or similar terms, are defined under applicable Laws; (iv) all Privacy Notices; (v) all requirements of the Personal Information Protection and Electronic Documents Act (Canada); and (vi) the Payment Card Industry Data Security Standards.

“Privacy Notices” means any notices, policies, disclosures, or public representations by the Company or any of its Subsidiaries associated with or otherwise in respect of Personal Data, including the Processing thereof by the Company or any of its Subsidiaries.

“Process” or “Processing” shall mean the collection, use, storage, processing, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data, including Personal Data (whether electronically or in any other form or medium).

“Products” means any product or item manufactured, produced, distributed, and/or sold by the Company or by any Subsidiary.

“Purchaser” means Cresco Labs Inc., a company existing under the laws of the Province of British Columbia.

“Purchaser Data” means all confidential and proprietary data contained in the Purchaser Systems and all other information and data compilations used by the Purchaser or any of its Subsidiaries, whether or not in electronic form.

“Purchaser Data Room” means the material contained in the virtual data room established by the Purchaser as at 5:00 p.m. on March 22, 2022, the index of documents of which is appended to the Purchaser Disclosure Letter.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Company with this Agreement.

“Purchaser Filings” means all documents of the Purchaser publicly filed under the profile of the Purchaser on SEDAR since December 31, 2020.

“Purchaser Financial Statements” has the meaning specified in Schedule “D”(i).

“Purchaser Intellectual Property Rights” has the meaning specified in Schedule “D”(bb).

“Purchaser Lease Documents” has the meaning specified in Schedule “D”(v)(iv).

“Purchaser Leased Properties” has the meaning specified in Schedule “D”(v)(iv).

“Purchaser Licenses” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Entities for the operation of the business of the Purchaser and its Subsidiaries.

“Purchaser Matching Period” has the meaning specified in Section 5.4(1)(e).

“Purchaser Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of the Purchaser and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance arising out of, relating to or resulting directly or indirectly from:

(a)	general conditions or developments in the cannabis industry as a whole in the United States;

(b)

any change, development or condition relating to global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory or political conditions or in national or global financial, banking, currency exchange, interest rate, rates of inflation or in national or global capital markets;

(c)	any adoption, proposal, implementation or change in Law or any interpretation of Law by any Governmental Entity;

(d)	any change in U.S. GAAP applicable to the Purchaser;

(e)	any natural disaster (including those arising from or out of climatic or other natural events or conditions such as drought and other weather conditions);

(f)	any epidemic, pandemic, disease outbreak (including COVID-19), other health crisis or public health event, including any worsening or re-occurrence thereof;

(g)

the failure by the Purchaser to meet any internal, third party or public projections, forecasts, guidance or estimates of revenues or earnings or other financial or operating metrics (it being understood that the causes or facts underlying or contributing to any such failure may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

(h)	the announcement or disclosure of this Agreement or the transactions contemplated hereby;

(i)	any action taken (or omitted to be taken) by the Purchaser or its Subsidiaries that is requested or consented to by the Company expressly in writing or expressly required by this Agreement;

(j)

any matter the full nature and extent of which has been expressly disclosed by the Purchaser in the Purchaser Disclosure Letter to the extent known by the Purchaser at the time of the Purchaser Disclosure Letter; or

(k)

any change in the market price or trading volume of any securities of the Purchaser (it being understood that the causes or facts underlying or contributing to such change in market price or trading volume may be taken into account in determining whether a Purchaser Material Adverse Effect has occurred, to the extent not otherwise excepted by another clause of this definition);

provided, however, that (A) with respect to clauses (a) through to and including (f), such matter does not have a disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Purchaser and/or its Subsidiaries operate, in which case the relevant exclusion from the definitions of “Purchaser Material Adverse Effect” referred to in clauses (a) through and including (f) above will not be applicable, and (B) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Purchaser Material Adverse Effect” has occurred.

“Purchaser Owned Real Property” has the meaning specified in Schedule “D”(v)(i).

“Purchaser Proportionate Voting Shares” means the proportionate voting shares in the capital of the Purchaser.

“Purchaser Shares” means collectively, the Purchaser Subordinate Voting Shares, Purchaser Proportionate Voting Shares, the Purchaser Super Voting Shares and the Purchaser Special Subordinate Voting Shares.

“Purchaser Special Subordinate Voting Shares” means the special subordinate voting shares in the capital of the Purchaser.

“Purchaser Subordinate Voting Shares” means the subordinate voting shares in the capital of the Purchaser.

“Purchaser Super Voting Shares” means the super voting shares in the capital of the Purchaser.

“Purchaser Systems” means all information technology and computer systems (including computer software, information technology and telecommunication hardware and other equipment) relating to the generation, transmission, storage, maintenance or processing of data and information, whether or not in electronic form, used in the conduct of the business of the Purchaser or any of its Subsidiaries.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement, and includes the Key Regulatory Approvals.

“Reorganization” has the meaning specified in Section 2.13.

“Replacement Option” means an option to purchase Purchaser Subordinate Voting Shares granted by the Purchaser in replacement of Company Options pursuant to the Arrangement.

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the step described in Section 2.3(g) of the Plan of Arrangement) of the aggregate Purchaser Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the step described in Section 2.3(g) of the Plan of Arrangement exceeds the aggregate exercise price to acquire such Purchaser Shares.

“Replacement PSU” means a performance share unit which, upon vesting, entitles the holder thereof to Purchaser Subordinate Voting Shares granted by the Purchaser in replacement of Company PSUs pursuant to the Arrangement.

“Replacement RSU” means a restricted share unit which, upon vesting, entitles the holder thereof to Purchaser Subordinate Voting Shares granted by the Purchaser in replacement of Company RSUs pursuant to the Arrangement.

“Representative” has the meaning specified in Section 5.1(1).

“Required Approval” has the meaning specified in Section 2.2(1)(b).

“Sanctions” has the meaning specified in Schedule “C”(y)(v).

“SEC” means the United States Securities and Exchange Commission.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

“Securities Authorities” means the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or any other jurisdiction with authority in respect of the Company and/or the Subsidiaries, including, without limitation, the SEC and the securities regulatory authorities in any applicable states of the United States.

“Securities Laws” means (a) the Securities Act (British Columbia), and any other applicable provincial and territorial securities Laws, (b) the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations promulgated thereunder, and (c) the policies, rules and regulations of the CSE, the NEO, the OTCQX Best Market and the Frankfurt Stock Exchange, in each case, to the extent applicable.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

“Stock Exchange Approval” means the conditional approval of the CSE to list the Purchaser Subordinate Voting Shares to be issued pursuant to the Arrangement and the Purchaser Subordinate Voting Shares to be issued upon the exercise, conversion or vesting of (as applicable) Replacement Options, Replacement RSUs, Replacement PSUs, Company Convertible Notes and Company Warrants from time to time, subject only to customary conditions to be satisfied in connection with the completion of the Arrangement and/or following the completion of the Arrangement.

“Subject Securities” has the meaning specified in Section 2.2(2).

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

“Superior Proposal” means any bona fide written Acquisition Proposal from Person(s) who are an arm’s length third party or parties, made after the date of this Agreement, to acquire not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company on a consolidated basis that:

(a)

did not result from or involve a breach of Article 5 or any confidentiality or other agreement between the Person making the Acquisition Proposal and the Company or any of its Subsidiaries, in each case, in any material respect;

(b)

if applicable, is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person(s) making such proposal;

(c)

is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of the Company Shares or assets, as the case may be;

(d)	is not subject to any due diligence condition;

(e)

the Company Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)); and

(f)

in the event that the Company does not have the financial resources to pay the Company Termination Fee, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Company Termination Fee and such amount shall be advanced or provided on or before the date such Company Termination Fee becomes payable.

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports, and including for the avoidance of doubt all IRS Forms 1099, FinCEN Form 114, U.S. Treasury Form TD F 90-22.1 and any predecessor or successor forms thereto) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments in the nature of a tax imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, unclaimed property, escheat, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii).

“Terminating Party” has the meaning specified in Section 4.8(3).

“Termination Notice” has the meaning specified in Section 4.8(3).

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means accounting principles generally accepted in the United States.

“U.S. Securities Act” means the United States Securities Act of 1933, as the same has been, and hereafter from time to time may be, amended, and the rules and regulations promulgated thereunder.

“Voting Support Agreements” means, collectively, the voting support agreements dated on or before the date hereof between the Purchaser and each of the Company Supporting Shareholders, substantially in the form of Schedule “E”.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to “$” are references to Canadian dollars and unless otherwise indicated. All references to U.S. dollars or to “US$” are references to United States dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available to the Purchaser” means copies of the subject materials were included in the Company Data Room and the term “made available to the Purchaser” means copies of the subject materials were included in the Purchaser Data Room.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the knowledge of Nicholas Vita, Derek Watson, David Sirolly and David Hart, after due and diligent inquiry. Where any representation or warranty is expressly qualified by reference to the knowledge of the Purchaser, it is deemed to refer to the knowledge of Charles Bachtell, Dennis Olis and John Schetz, after due and diligent inquiry.

(7)

Accounting Terms. All accounting terms used in respect of the Company are to be interpreted in accordance with IFRS for any period prior to September 30, 2021 and in accordance with U.S. GAAP for any period after September 30, 2021 and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS or U.S. GAAP, as applicable. All accounting terms used in respect of the Purchaser are to be interpreted in accordance with U.S. GAAP and all determinations of an accounting nature in respect of the Purchaser to be made shall be made in a manner consistent with U.S. GAAP.

(8)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Vancouver, British Columbia.

(11)

Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company or the Purchaser, each such provision shall be construed as a covenant by the Company or the Purchaser, as applicable, to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.3	Schedules

(1)	The schedules attached to this Agreement, the Company Disclosure Letter and the Purchaser Disclosure Letter form an integral part of this Agreement for all purposes of it.

(2)	The Company Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed except in accordance with the terms of the Confidentiality Agreement.

(3)	The Purchaser Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed except in accordance with the terms of the Confidentiality Agreement.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. The Arrangement shall become effective in accordance with the Plan of Arrangement at the times specified in the Plan of Arrangement. From and after the Effective Time, the Parties shall each effect and carry out the steps, actions or transactions to be carried out by them pursuant to the Plan of Arrangement with the result that, among other things, the Purchaser shall become, directly or indirectly, the holder of all outstanding Company Shares.

2.2	Interim Order

(1)

As soon as reasonably practicable after the date of this Agreement, but in any event at a time so as to permit the Company Meeting to be held on or before the date specified in Section 2.3(a), the Company shall apply to the Court in a manner reasonably acceptable to the Purchaser pursuant to Section 291 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue a motion for the Interim Order, which must provide, among other things:

(a)

for the Persons and classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided, such notice to include, inter alia, that such Persons have the right to appear at the hearing before the Court at which the fairness of the Arrangement is to be adjudged;

(b)

that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be not less than (i) 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders voting as a single class present in person or represented by proxy and entitled to vote at the Company Meeting; and (ii) if required under Securities Laws, a simple majority of the votes attached to Company Shares voting as a single class held by Company Shareholders present in person or represented by proxy and entitled to vote at the Company Meeting excluding for this purpose votes attached to Company Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(c)

that the terms, restrictions and conditions of the Company’s Constating Documents relating to the holding of a meeting of Company Shareholders, including quorum requirements and all other matters, shall, unless varied by the Interim Order, apply in respect of the Company Meeting;

(d)

for the grant of the Dissent Rights only to those Company Shareholders who are registered Company Shareholders as of the record date for the Company Meeting, as contemplated in the Plan of Arrangement;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to notice of and to vote at the Company Meeting in accordance with the Interim Order;

(h)

that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Law or with the prior written consent of the Purchaser;

(i)	that the Company Meeting may be held in-person or be a virtual meeting or hybrid meeting whereby Company Shareholders may join virtually; and

(j)

for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other applicable Party, such consent not to be unreasonably withheld or delayed.

(2)

In seeking the Interim Order, the Company shall advise the Court that it is the intention of the Parties to rely upon the Section 3(a)(10) Exemption with respect to the issuance of all Arrangement Issued Securities to be issued pursuant to the Arrangement, based and conditioned on the Court’s approval of the Arrangement and its determination that the Arrangement is fair and reasonable to Company Securityholders who hold securities of the Company (collectively, the “Subject Securities”) whose rights are affected by the Arrangement and to whom will be issued Arrangement Issued Securities pursuant to the Arrangement, following a hearing and after consideration of the substantive and procedural terms and conditions thereof.

2.3	The Company Meeting

The Company shall:

(a)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Laws as soon as reasonably practicable and, in any event, on or before June 15, 2022 (or such later date as may be agreed to by the Parties in writing or as required as a result of a delay by the Purchaser in providing the information required pursuant to Section 2.4) for the purpose of considering the Arrangement Resolution, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except:

(i)	in the case of an adjournment, as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled);

(ii)	as required by Law or by a Governmental Entity;

(iii)	as required or permitted under, Section 4.8(3) or Section 5.4(5); or

(iv)	for an adjournment for the purpose of attempting to obtain the Required Approval;

(b)

solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, using proxy solicitation services firms and cooperating with any Persons engaged, with the consent of the Company, by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)

provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any transfer agent or proxy solicitation services firm which has been retained by the Company, as reasonably requested in writing from time to time by the Purchaser;

(d)

permit the Purchaser at its expense to, on behalf of the management of the Company, directly or through a proxy solicitation services firm approved in writing by the Company, actively solicit proxies in favour of the Arrangement Resolution on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(e)	consult with the Purchaser in fixing the record date for the Company Meeting and the date of the Company Meeting and give notice to the Purchaser of the Company Meeting;

(f)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request in writing and at least on a daily basis on each of the last seven Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g)

promptly advise the Purchaser of any written communication received by the Company from any Person in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any discussions, negotiations or proceedings involving any such Person;

(h)

not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to any claims regarding the Arrangement or Dissent Rights without the prior written consent of the Purchaser, acting reasonably;

(i)

not, except as set out in the Interim Order and only with the consent of the Purchaser, change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, unless required by Law;

(j)

at the reasonable written request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options, Company RSUs, Company PSUs and Company Warrants), and (iii) to the extent available to the Company, participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares; and

(k)	permit the Purchaser and Purchaser’s Representatives to attend the Company Meeting.

2.4	The Company Circular

(1)

The Company shall (i) subject to the Purchaser’s compliance with Section 2.4(6), promptly prepare and complete, in consultation with the Purchaser, the Company Circular, together with any other documents required by Law in connection with the Company Meeting; (ii) cause the Company Circular and such other documents to be filed or furnished with the Securities Authorities as required by Law, and disseminated to each Company Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(a); (iii) to the extent required by Law, as promptly as practicable prepare, file or furnish with the Securities Authorities and any applicable securities exchange, and disseminate to the Company Shareholders and other Persons as required by the Interim Order and Law any supplement or amendment to the Company Circular (after the Purchaser has had a reasonable opportunity to review and comment thereon) if any event occurs which requires such action at any time prior to the Company Meeting; and (iv) otherwise use its commercially reasonable efforts to comply with all requirements of Law applicable to the Company Meeting.

(2)

The Company shall ensure that the Company Circular complies in all material respects with applicable Law and the Interim Order, does not contain any Misrepresentation (other than in respect to any written information with respect to the Purchaser that is furnished in writing by or on behalf of the Purchaser for inclusion in the Company Circular) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinions; (ii) a statement that the Company Board (or committee thereof, as applicable) has received the Fairness Opinions, and the Company Board has unanimously determined, after receiving legal and financial advice; (A) that the Arrangement is fair to the Company Shareholders; (B) that the Arrangement and the entering into of this Agreement is in the best interests of the Company; and (C) that the Company Board unanimously recommends that the Company Shareholders vote in favour of the Arrangement Resolution (collectively, the “Company Board Recommendation”), and (iii) a statement that each of the Company Supporting Shareholders have entered into Voting Support Agreements pursuant to which they intend to vote all of their Company Shares in favour of the Arrangement Resolution.

(3)

The Company shall indemnify and save harmless the Purchaser and each of its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)

any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular, other than the information relating to the Purchaser, its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular; and

(b)

any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in the Company Circular other than the information relating to the Purchaser, its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular.

(4)

The Company shall not be responsible for any information in the Company Circular relating to the Purchaser, its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular.

(5)

The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser, its affiliates and the Consideration Shares included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with a final copy of the Company Circular prior to its mailing to the Company Shareholders.

(6)

The Purchaser shall, in the form required by applicable Law, as soon as reasonably practicable after the date hereof, and in any event within 15 days of the date hereof, provide the Company with all information regarding the Purchaser, its affiliates and the Consideration Shares as required by Law (and in particular, Securities Law) for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. The Purchaser and not the Company shall be responsible for such information and shall ensure that such information does not include any Misrepresentation concerning the Purchaser, its affiliates and the Consideration Shares.

(7)

The Purchaser shall indemnify and save harmless the Company and each of its Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which they may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(a)

any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular relating to the Purchaser, its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular pursuant to Section 2.4(6); and

(b)

any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any Misrepresentation or any alleged Misrepresentation in any information included in the Company Circular relating to the Purchaser, its affiliates or the Consideration Shares furnished to the Company in writing by the Purchaser for inclusion in the Company Circular pursuant to Section 2.4(6).

(8)	The Purchaser shall not be responsible for any information in the Company Circular relating to the Company.

(9)

The Purchaser and the Company shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(10)

Each Party shall promptly notify the other Party if it becomes aware (in the case of the Company only with respect to the Company, and in the case of the Purchaser only with respect to the Purchaser and the Consideration Shares) that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall, in a manner consistent with this Section 2.4, co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall, in a manner provided in the Interim Order or as required by Law, promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Circular to Company Shareholders and, if required by the Court or by applicable Law, file or furnish the same with the Securities Authorities or any other Governmental Entity as required.

2.5	Final Order

If (a) the Interim Order is obtained, and (b) the Arrangement Resolution is passed at the Company Meeting by the Company Shareholders as provided for in the Interim Order and as required by applicable Law, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the BCBCA, as soon as reasonably practicable, but in any event not later than five Business Days after the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, or such other date as may be agreed to by the Parties in writing, acting reasonably.

2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and, subject to the approval of the Arrangement Resolution at the Company Meeting, the Final Order;

(b)

provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(c)

provide legal counsel to the Purchaser with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the applications for the Interim Order or for the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)

subject to applicable Law, not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, acting reasonably, provided the Purchaser may, in its sole discretion, withhold its consent with respect to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(f)

use commercially reasonable efforts to oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in reasonable consultation and cooperation with, the Purchaser; and

(g)

not object to legal counsel to the Purchaser making such submissions on the hearing of the applications for the Interim Order and for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

2.7	Company Options, RSUs, PSUs, Warrants and Company Convertible Notes

(1)	The Parties acknowledge and agree that pursuant to and all as more particularly set forth in the Plan of Arrangement:

(a)

Each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested) will cease to represent an option or other right to acquire Company Shares and will be exchanged for a Replacement Option to purchase from the Purchaser such number of Purchaser Subordinate Voting Shares equal to (A) that number of Company Common Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Subordinate Voting Shares, at an exercise price per Purchaser Subordinate Voting Share equal to the quotient determined by dividing: (X) the exercise price per Company Common Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. All other terms and conditions of such Replacement Option, including the term to expiry, vesting requirements, conditions to and manner of exercising, shall be the same as the Company Option for which it was exchanged, and any certificate or option agreement previously evidencing the Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding any of the foregoing, in respect only of Company Optionholders, if any, whom are resident in Canada (within the meaning of the Tax Act) or whom received their Company Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provision of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option, and accordingly, in respect only of such Company Optionholders, in the event that the Replacement Option In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of this Section 2.7(1)(a)) in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option for which it is exchanged, then the exercise price per Purchaser Share of such Replacement Option will be increased accordingly with the effect at and from the time set forth in the Plan of Arrangement by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of this Section 2.7(1)(a)) in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of such Company Option. It is further intended that each Company Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Company Option is an “incentive stock option” (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, and this Section 2.7(1)(a) will be construed consistently with such intent;

(b)

all Company RSUs held by Company RSU Holders will be exchanged for a Replacement RSU and upon vesting thereof on or after the Effective Time, such former Company RSU Holder shall accept the Consideration in lieu of each Company Common Share to which such holder was theretofore entitled upon such vesting, all on the basis set out in the Plan of Arrangement, and all other terms and conditions of any Replacement RSU, including term to expiry, vesting and conditions to vesting, shall be the same as the Company RSU so exchanged (as may have been amended from time to time), provided however that notwithstanding anything to the contrary in the Company RSU, the Company RSU Holder shall be permitted as a matter of right (and without requiring Company approval) to satisfy any tax withholding obligations upon settlement of the RSU by reducing the number of shares otherwise deliverable under the Company RSU;

(c)

all Company PSUs held by Company PSU Holders will be exchanged for a Replacement PSU and upon vesting thereof on or after the Effective Time, such former Company PSU Holder shall accept the Consideration in lieu of each Company Common Share to which such holder was theretofore entitled upon such vesting, all on the basis set out in the Plan of Arrangement, and all other terms and conditions of any Replacement PSU, including term to expiry, vesting and conditions to vesting, shall be the same as the Company RSU so exchanged (as may have been amended from time to time), provided however that notwithstanding anything to the contrary in the Company PSU, the Company PSU Holder shall be permitted as a matter of right (and without requiring Company approval) to satisfy any tax withholding obligations upon settlement of the PSU by reducing the number of shares otherwise deliverable under the Company PSU;

(d)

all outstanding Company Warrants that are not exchanged for Company Shares in accordance with the terms of the Company Warrant Indentures or any certificates evidencing the Company Warrants prior to the Effective Time shall continue to remain outstanding following the Effective Time in accordance with the terms of the Company Warrant Indentures or any certificates evidencing the Company Warrants; and

(e)

all outstanding Company Convertible Notes that are not converted into Company Shares in accordance with the terms of the Company Trust Indentures prior to the Effective Time shall continue to remain outstanding following the Effective Time in accordance with the terms of the Company Trust Indentures.

(2)

The Purchaser agrees that for the period from the Effective Date until expiry of the Company Warrants or the Company Convertible Notes, as applicable (in accordance with their respective terms), the Purchaser and/or an affiliate of the Purchaser will assume all of the covenants and obligations of the Company under the Company Warrants and the Company Convertible Notes, as applicable, and in accordance with the terms and conditions of the Company Warrant Indentures, any certificates evidencing the Company Warrants and the Company Trust Indenture, as applicable, do all things necessary to provide for the application of the provisions set forth in such Company Warrant Indentures, any certificates evidencing the Company Warrants or the Company Trust Indenture, as applicable, with respect to the rights and interest of the holders thereof, such that upon exercise, each Company Warrant will entitle the holder thereof to receive the number of Purchaser Subordinate Voting Shares deliverable in accordance with the respective Company Warrant Indenture or any Company Warrant certificate evidencing the Company Warrants and upon conversion each Company Convertible Note will entitle the holder thereof to receive the number of Purchaser Subordinate Voting Shares deliverable in accordance with the Company Trust Indenture, and the Company Warrants and Company Convertible Notes, as applicable, will otherwise be valid and binding obligations of the Purchaser or an affiliate of the Purchaser entitling the holders thereof, as against the Purchaser or such affiliate of the Purchaser, to all the rights of such holders as set out in their respective Company Warrant Indenture, any certificates evidencing the Company Warrants or in the Company Trust Indenture, as applicable, as the case may be.

2.8	Plan of Arrangement and Effective Date

(1)

The Parties shall amend the Plan of Arrangement from time to time at the reasonable request of either Party, provided that no such amendment is inconsistent with the Interim Order or the Final Order, is prejudicial to the Purchaser, the Company or the Company Securityholders or would reasonably be expected to delay, impair or impede the Arrangement.

(2)

Unless another time or date is agreed to in writing by the Parties, within two Business Days of the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), each of the Parties shall execute and deliver such closing documents and instruments and such other documents as may be required to give effect to the Arrangement and the Company shall proceed to file any documents as required pursuant to Section 292 of the BCBCA, and such other documents as may be required to give effect to the Arrangement pursuant to Division 5 of Part 9 of the BCBCA.

(3)

The Arrangement shall become effective at the Effective Time on the Effective Date, whereupon, the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality.

(4)	From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the BCBCA.

2.9	Payment of Consideration

The Purchaser will, following receipt of the Final Order and the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) and in any case not later than two (2) Business Day prior to the Effective Date, deliver or cause to be delivered to the Depositary in escrow (the terms of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) pending the Effective Time, sufficient Purchaser Shares (and any treasury directions addressed to the Purchaser’s transfer agent as may be necessary) to satisfy the aggregate Consideration to be paid to Company Shareholders (other than Company Shareholders who have validly exercised their Dissent Rights and who have not withdrawn their notice of dissent) pursuant to the Plan of Arrangement.

2.10	Withholding Taxes

(1)

The Purchaser, the Depositary and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Company Securityholder, such amounts as the Purchaser, the Depositary and the Company (as applicable), acting reasonably, may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(2)

Each of the Purchaser, the Company and the Depositary shall be permitted to sell or otherwise dispose of, on behalf of a Company Securityholder, such portion of the Consideration deliverable under the Arrangement to such Company Securityholder as is necessary to provide sufficient funds to enable the Purchaser, the Company or the Depositary to deduct, withhold or remit any amount for the purposes of Section 2.10(1) and such party shall notify the applicable Company Securityholder of the details of such disposition, including the gross and net proceeds and any adjustments thereto, and remit any unapplied balance of the net proceeds of such sale to the Company Securityholder.

2.11	U.S. Securities Law Matters

(1)

The Parties agree that the Arrangement will be carried out with the intention that, and will use their commercially reasonable best efforts to ensure that, all Arrangement Issued Securities will be issued by the Purchaser in reliance on the Section 3(a)(10) Exemption. In order to ensure the availability of the Section 3(a)(10) Exemption and to facilitate the Purchaser’s compliance with other United States securities Laws, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)

pursuant to Section 2.2(2), prior to the hearing to approve the Interim Order, the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption with respect to the issuance of all Arrangement Issued Securities pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(c)

prior to the issuance of the Interim Order, the Company will file with the Court a copy of the proposed text of the Company Circular together with any other documents required by applicable Law in connection with the Company Meeting;

(d)

the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the holders of Subject Securities to whom will be issued Arrangement Issued Securities pursuant to the Arrangement;

(e)

the Interim Order approving the Company Meeting will specify that each Person entitled to receive Arrangement Issued Securities pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) of the U.S. Securities Act;

(f)

the Company will ensure that each Company Securityholder entitled to receive Arrangement Issued Securities pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(g)

all Persons entitled to receive Arrangement Issued Securities pursuant to the Arrangement will be advised that such Arrangement Issued Securities have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the Section 3(a)(10)

Exemption, and shall be without trading restrictions under the U.S. Securities Act (other than those that would apply under the U.S. Securities Act in certain circumstances to Persons who are, or have been within 90 days of the Effective Time, or, on or after the Effective Time, become affiliates (as defined by Rule 144 under the U.S. Securities Act) of the Purchaser);

(h)

the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as fair and reasonable to all Persons entitled to receive Arrangement Issued Securities pursuant to or in connection with the Arrangement;

(i)

holders of Company Options, Company RSUs and Company PSUs entitled to receive Replacement Options, Replacement RSUs and Replacement PSUs pursuant to the Arrangement will be advised that the Replacement Options, Replacement RSUs and Replacement PSUs issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued and exchanged by the Purchaser in reliance on the Section 3(a)(10) Exemption, but that such exemption does not exempt the issuance of securities upon the exercise or vesting, as applicable, of such Replacement Options, Replacement RSUs and Replacement PSUs; therefore, the Purchaser Shares issuable upon exercise or vesting, as applicable, of the Replacement Options, Replacement RSUs and Replacement PSUs cannot be issued in the U.S. or to a Person in the U.S. in reliance on the Section 3(a)(10) Exemption and the Replacement Options, Replacement RSUs and Replacement PSUs may only be exercised or vest, and the underlying Purchaser Shares issued, pursuant to a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws;

(j)

each holder of Subject Securities will be advised that with respect to Arrangement Issued Securities issued to Persons who are, or have been within 90 days of the Effective Time, or, on or after the Effective Time become, affiliates (as defined by Rule 144 under the U.S. Securities Act) of the Purchaser, such securities will be subject to restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act;

(k)	the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(l)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance and distribution of securities of the Purchaser pursuant to the Plan of Arrangement.”

2.12	Adjustment of Consideration

Notwithstanding anything in this Agreement to the contrary contained in this Agreement, if, (a) between the date of this Agreement and the Effective Time, the issued and outstanding Purchaser Shares or the issued and outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, consolidation, reclassification, redenomination or stock dividend or similar event, (b) between the date of this Agreement and the Effective Time, the Company shall pay any dividend or other distribution on the Company Shares (or declares such dividend or distribution with a record date prior to the Effective Date), or (c) between the date of this Agreement and the Effective Time, the Purchaser shall pay any dividend or other distribution on the Purchaser Shares (or declares such a dividend or distribution with a record date prior to the Effective Date), then, in each case, the Consideration to be paid per Company Share shall be appropriately adjusted to provide to the Company and the Purchaser and their respective shareholders, the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Company Share, subject to further adjustment in accordance with this sentence.

2.13	Tax Matters

(1)

The exchange of Company Shares for Consideration Shares, together with the other, related transactions under the Plan of Arrangement (or set forth in such other document(s) mutually agreed to by the Parties to describe transactions that also are related to those under the Plan of Arrangement) (collectively, the “Reorganization”), are intended to qualify as a single, integrated “reorganization” within the meaning of Section 368(a) of the Code. This Agreement and the Plan of Arrangement (and such other document(s)), in the aggregate, are intended to be a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code for purposes of Sections 354 and 361 of the Code. Each Party shall (a) treat the component transactions of the Reorganization as a single, integrated “reorganization” within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, (b) treat this Agreement and the Plan of Arrangement (and any other document described in this Section 2.13), in the aggregate, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code, (c) not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, (d) act in a manner that is consistent with the Parties’ intention that the Reorganization be treated as a “reorganization” within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and (e) not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent such integrated transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, in each case, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code (or any corresponding provision of state, local, or non-U.S. law).

(2)

The Parties intend that, and the Plan of Arrangement has been and shall continue to be structured to allow, Company Shareholders who otherwise would be subject to income Taxes in Canada to elect to complete the exchange of Company Shares for Consideration Shares on a tax-deferred basis for Canadian income Tax purposes.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Company

(1)

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter (it being understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall also be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other sections of this Agreement and any other representations and warranties of the Company contained in this Agreement to the extent that its relevance to such other section, representation or warranty is reasonably apparent on its face), the Company represents and warrants to the Purchaser as set forth in Schedule “C” and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

Except for the representations and warranties set forth in this Agreement, neither the Company nor any other Person has made or makes, and the Purchaser has not relied upon, any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(3)

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2	Representations and Warranties of the Purchaser

(1)

Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter (it being understood and agreed that the disclosure of any fact or item in any section of the Purchaser Disclosure Letter shall also be deemed to be an exception to (or, as applicable, disclosure for the purposes of) any other sections of this Agreement and any other representations and warranties of the Purchaser contained in this Agreement to the extent that its relevance to such other section, representation or warranty is reasonably apparent on its face), the Purchaser represents and warrants to the Company as set forth in Schedule “D” and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)

Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person has made or makes, and the Company has not relied upon, any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser.

(3)

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

4.1	Conduct of Business of the Company

(1)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser not to be unreasonably withheld; (ii) as required or expressly permitted by this Agreement or the Plan of Arrangement; (iii) as required by applicable Law, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social or physical distancing, shut down, closure, sequester or any other Law or guidelines or recommendations issued by a Governmental Entity or the Company’s internal policies reasonably established and considered prudent by the Company to adequately protect the health and safety of its and any of its Subsidiaries’ employees, customers or suppliers in connection with or in respect to COVID-19 or any variants or mutations thereof, or (v) as expressly contemplated in the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Laws, and the Company shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, properties, employees, goodwill and business relationships with Governmental Entities, customers, suppliers, partners and other Persons with which the Company or any of its Subsidiaries has material business relations.

(2)

Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed; (ii) as required or expressly permitted by this Agreement or the Plan of Arrangement; (iii) as required by applicable Law; or (iv) as expressly contemplated in the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents, or, in the case of any Subsidiary which is not a corporation, its similar organizational documents, in any manner;

(b)

split, combine or reclassify any shares of its authorized share structure or declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) or amend any term of any outstanding debt or security therefor;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its authorized share structure or the capital stock of its Subsidiaries;

(d)

except as set forth in the Company Disclosure Letter, issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its authorized share structure or other equity or voting interests, including the capital stock of its Subsidiaries, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such authorized share structure or other equity or voting interests, or other rights that are linked to the price or the value of Company Shares or other share capital of the Company or any Subsidiary except for (i) the issuance of Company Common Shares issuable upon conversion of Company Proportionate Voting Shares that are outstanding as of the date hereof in each case upon conversion by the holder thereof, (ii) the issuance of Company Common Shares issuable in connection with the exercise of the Company Options or Company Warrants that are outstanding as of the date hereof in each case upon exercise by the holder thereof; and (iii) the issuance of Company Common Shares issuable upon the vesting of the Company RSUs and Company PSUs that are outstanding as of the date hereof or that will be outstanding after the date hereof and are disclosed in the Company Disclosure Letter;

(e)	amend, modify or waive the terms of any of its securities;

(f)

except as set out in the Company Disclosure Letter or purchases of inventory in the Ordinary Course consistent with past practice, acquire or agree to acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, for an amount greater than US$1,500,000, in the aggregate, other than transactions between two or more wholly-owned Subsidiaries of the Company or a wholly-owned Subsidiary of the Company and the Company;

(g)

except as set out in the Company Disclosure Letter or as directed by the Purchaser conditional upon the Effective Time occurring, sell, pledge, lease, transfer, license, mortgage, encumber or otherwise transfer or dispose of any of its assets the value of which in the aggregate exceed US$250,000, except for inventory sold in the Ordinary Course;

(h)	enter into any joint venture or similar agreement, arrangement or relationship;

(i)

make any capital expenditures or commitments to do so, to the extent not included in the budget of the Company contained in the Company Disclosure Letter, in excess of 10% of the budget of the Company contained in the Company Disclosure Letter; provided that the Company will notify the Purchaser in advance and provide regular updates to the Purchaser of any the capital expenditures listed in the Company Disclosure Letter in excess of $2,000,000 in aggregate;

(j)

except as expressly set forth in the Company Disclosure Letter, prepay indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(k)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(l)	reduce the stated capital of any of its securities;

(m)	reorganize, amalgamate or merge the Company or any Subsidiary or adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(n)	grant any Lien (other than Permitted Liens) on any assets of the Company or its Subsidiaries;

(o)

except as set out in the Company Disclosure Letter, (A) make, change or rescind any material Tax election, (B) amend, in any manner adverse to the Company, any Tax Return, (C) settle or compromise any material liability for Taxes, (D) change or revoke any of its methods of Tax accounting, (E) file any amended Tax Return if doing so is reasonably likely to result in a material increase to a Tax liability, (F) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) relating to any Tax, (G) agree to an extension of a statute of limitations with respect to any Tax, (H) take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice, (I) incur any material liability for Taxes other than in the ordinary course of business consistent with past practice, or (J) file any Tax Return in a jurisdiction where the Company or the applicable Subsidiary did not file a Tax Return of the same type in the immediately preceding Tax period;

(p)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments in excess of US$500,000;

(q)	except as required by Contract, make profit sharing distribution or similar payment of any kind;

(r)	make any material change in the Company’s accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP or as required by a Governmental Entity;

(s)

except as required by Law or Contract existing as of the date hereof, grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees, or accelerate the vesting of any securities of the Company other than to non-executive employees where such increase does not exceed 5% of their annual compensation;

(t)

except as required by Law or Contract existing as of the date hereof: (i) increase any severance, change of control or termination pay (or improvements to notice or pay in lieu of notice) to (or amend any existing arrangement with) any current or former employee of the Company or any current or former director of the Company or any of its Subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies with any current or former employee of the Company or any current or former director of the Company or any of its Subsidiaries; (iii) increase the benefits payable under any employment agreements with any current or former employee of the Company or any current or former director of the Company or any of its Subsidiaries; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any current or former employee of the Company or any current or former director of the Company or any of its Subsidiaries; (v) increase by more than US $5,000 per individual compensation, bonus levels or other benefits payable to: (A) any current or former employee of the Company whose compensation exceeds, or at the time of their employment in the case of former employees, exceeded, US$150,000 annually; or (B) any current or former director of the Company or any of its Subsidiaries; (vi) adopt any new Employee Plan or any amendment or modification of an existing Employee Plan; (vii) increase or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Employee Plan; (viii) grant any equity, equity-based or similar awards, except for equity grants to new employees in the Ordinary Course; or (ix) materially reduce the Company’s or its Subsidiaries’ work force;

(u)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its affiliates from competing in any manner;

(v)	enter into or amend any Contract with any broker, finder or investment banker;

(w)	cancel, waive, release, assign, settle or compromise any material claims or rights of the Company or its Subsidiaries;

(x)	compromise or settle any material litigation, proceeding or governmental investigation relating to the assets or the business of the Company;

(y)	amend or modify, or terminate or waive any material right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(z)	enter into, amend or modify, in any material respect, any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body;

(aa)

except as contemplated in Section 4.9 [Indemnification] amend, modify in any material respect or terminate any material insurance policy of the Company or any Subsidiary in effect on the date of this Agreement;

(bb)

abandon or intentionally fail to maintain in good standing any existing material licences, permits, Authorizations or registrations, or abandon or fail to diligently pursue any ongoing application for any material licences, permits, Authorizations or registrations;

(cc)

grant or commit to grant an exclusive licence or otherwise transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than in the Ordinary Course or to wholly-owned Subsidiaries;

(dd)

release any Company Shareholders from any share transfer restrictions, lock-up or similar trading, transfer or restrictions on encumbrances in respect of the Company Shares or any Company Options, Company RSUs or Company Warrants subject to the Lock-Up Agreements;

(ee)	materially change its business or regulatory strategy;

(ff)

knowingly take any action or knowingly enter into any transaction (other than a transaction or action undertaken in the ordinary course of business or a transaction or action contemplated by this Agreement (including the Pre-Acquisition Reorganization) or otherwise requested in writing by the Purchaser) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any affiliates or Subsidiaries and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors); or

(gg)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)

The Company shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

4.2	Conduct of Business of the Purchaser

(1)

The Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Company not to be unreasonably withheld; (ii) as required or expressly permitted by this Agreement or the Plan of Arrangement; (iii) as required by applicable Law, (iv) as required to comply with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social or physical distancing, shut down, closure, sequester or any other Law or guidelines or recommendations issued by a Governmental Entity or the Purchaser’s internal policies reasonably established and considered prudent by the Purchaser to adequately protect the health and safety of its and any of its Subsidiaries’ employees, customers or suppliers in connection with or in respect to COVID-19 or any variants or mutations thereof, or (v) as expressly contemplated in the Purchaser Disclosure Letter, the Purchaser shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with Laws, and the Purchaser shall use commercially reasonable efforts to maintain and preserve its and its Subsidiaries’ business organization, properties, employees, goodwill and business relationships with Governmental Entities, customers, suppliers, partners and other Persons with which the Purchaser or any of its Subsidiaries has material business relations.

(2)

Without limiting the generality of Section 4.2(1), the Purchaser covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of the Company, not to be unreasonably withheld, conditioned or delayed; (ii) as required or expressly permitted by this Agreement or the Plan of Arrangement; (iii) as required by applicable Law; or (iv) as expressly contemplated in the Purchaser Disclosure Letter, the Purchaser shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents, or, in the case of any Subsidiary which is not a corporation, its similar organizational documents, in any manner;

(b)

split, combine or reclassify any shares of its authorized share structure or declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Purchaser Shares or amend or modify the terms of the Purchaser Shares;

(c)

except for any obligation existing pursuant to any Contract on the date hereof, redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its authorized share structure or the capital stock of its Subsidiaries;

(d)

issue, deliver or sell, or authorize the issuance, delivery or sale, of any shares of its authorized share structure or other equity or voting interests, other than (i) as contemplated by this Agreement and the Arrangement, (ii) the issuance of awards under the Purchaser’s equity incentive plans, (iii) in connection with an arm’s length acquisition by the Purchaser, (iv) the issuance of voting or equity securities of the Purchaser (including any securities convertible or exchangeable into voting or equity securities of the Purchaser) pursuant prospectus offerings or private placements, provided that such issuances do not in the aggregate exceed 20% of the Purchaser’s outstanding voting or equity securities as of the date hereof, or (v) pursuant to the exercise or redemption of outstanding securities of the Purchaser or Cresco Labs, LLC in accordance with the terms thereof;

(e)

the Purchaser shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation is reasonably expected to: (i) result in a Governmental Entity entering an order, decision or judgement prohibiting the consummation of the Arrangement or refusing to provide any Regulatory Approval; or (ii) materially delay or prevent the consummation of the Arrangement.

(f)

except as set out in the Purchaser Disclosure Letter, in the Ordinary Course or as required in connection with obtaining any Regulatory Approval, sell, pledge, lease, transfer, license, mortgage, encumber or otherwise transfer or dispose of any of its assets the value of which in the aggregate exceed US$5,000,000, except for inventory sold in the Ordinary Course;

(g)	reduce the stated capital of any of its securities;

(h)	reorganize, amalgamate or merge the Purchaser or any Subsidiary or adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Purchaser or any of its Subsidiaries;

(i)	make any change in the Purchaser’s accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP or as required by a Governmental Entity;

(j)	materially change its business or regulatory strategy;

(k)

abandon or intentionally fail to maintain in good standing any existing material licences, permits, Authorizations or registrations, or abandon or fail to diligently pursue any ongoing application for any material licences, permits, Authorizations or registrations;

(l)	take any action that would result in the need for shareholder approval of the Purchaser of the transactions contemplated by this Agreement; or

(m)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

4.3	Covenants Regarding the Arrangement

(1)

Subject to Section 4.4, each of the Company and the Purchaser shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do or cause to be done all things required or advisable under Law to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, including:

(a)

using commercially reasonable efforts to satisfy, or cause the satisfaction of, all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)

using commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) necessary to be obtained under the Material Contracts of the Parties in connection with the Arrangement or this Agreement, (ii) required in order to maintain the Material Contracts of the Parties in full force and effect following completion of the Arrangement or (iii) otherwise necessary or desirable in connection with the Arrangement or this Agreement, in each case, on terms that are reasonably satisfactory to the Purchaser and provided that the Company may not make any payment to obtain any third party consent (including any consent under any Material Contract) without the consent of the Purchaser, acting reasonably;

(c)

using commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; and

(d)

not taking any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Purchaser shall use its commercially reasonable efforts to obtain and maintain in force the Stock Exchange Approval.

(3)

The Purchaser shall on or before the Effective Date reserve a sufficient number of Consideration Shares to be issued upon completion of the Arrangement and Purchaser Shares for issuance upon the exercise of Replacement Options, Replacement RSUs, Replacement PSUs, Company Convertible Notes and Company Warrants from time to time.

(4)	The Company shall promptly notify the Purchaser of:

(a)	any Company Material Adverse Effect;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)

any notice or other communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement, and such relationship is material to the Company and its Subsidiaries taken as a whole;

(d)

any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser);

(e)

the occurrence of any default, event of default, acceleration or enforcement, in each case, under or in connection with any material debt of the Company or any of its Subsidiaries, and the Company shall provide promptly to the Purchaser copies of all notices and correspondence in connection with the foregoing; or

(f)

any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries.

(5)	The Purchaser shall promptly notify the Company in writing of:

(a)	any Purchaser Material Adverse Effect;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)

any notice or other communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Purchaser or any of its Subsidiaries as a result of this Agreement or the Arrangement, and such relationship is material to the Purchaser and its Subsidiaries taken as a whole;

(d)

any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Company);

(e)

the occurrence of any default, event of default, acceleration or enforcement, in each case, under or in connection with any material debt of the Purchaser or any of its Subsidiaries, and the Purchaser shall provide promptly to the Company copies of all notices and correspondence in connection with the foregoing; or

(f)

any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its Subsidiaries.

4.4	Key Regulatory Approvals

(1)

The Parties shall use their respective best efforts and will cooperate fully with one another to obtain promptly all Key Regulatory Approvals. In furtherance of the foregoing, each Party agrees (i) to make any appropriate filing pursuant to the HSR Act and any other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement within ten (10) Business Days after the date of this Agreement, unless the Parties mutually agree in writing to a later date, (ii) to respond as promptly as practicable to any request for additional information and documentary material from any Governmental Entity pursuant to any Antitrust Law, and (iii) to make such applications and submissions as may be required in order to obtain and maintain any other Key Regulatory Approvals as promptly as practicable after the date of this Agreement, and (iv) to take such actions as are set forth in section 4.4 of the Company Disclosure Letter. The Parties further agree to reasonably cooperate with one another to submit such filings contemporaneously. The Parties shall request that any filings for the Key Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis where possible and, to the extent that a public hearing is held, the Parties will request the earliest possible hearing date for the consideration of the Key Regulatory Approvals and provide reasonable cooperation to prepare for and participate in such hearing(s).

(2)

Prior to submitting or making any substantive correspondence, filing or communication to any Governmental Entity or members of their respective staffs, regarding the Antitrust Laws or any efforts to secure any Key Regulatory Approvals, to the extent permitted by applicable Law, the Parties shall first provide the other Party with a copy of such correspondence, filing or communication in draft form and give such other Party a reasonable opportunity to discuss its content before it is submitted or filed with the relevant Governmental Entities, and shall consider and take account of all reasonable comments timely made by the other Party with respect thereto. To the extent permitted by applicable Law, each of the Parties shall ensure that the other Party is given the opportunity to attend any substantive meetings with or other appearances before any Governmental Entity relating to any Key Regulatory Approval.

(3)	Each of the Purchaser and the Company shall pay 50% of all filing fees incurred in connection with obtaining any necessary or appropriate Antitrust Approvals.

(4)

The Parties shall use best efforts to resolve any objections that a Governmental Entity may assert under any Law with respect to the Arrangement, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Arrangement so as to enable the completion of the Arrangement to occur as promptly as practicable and in any event no later than the Outside Date. The Parties’ best efforts shall include agreeing to propose, negotiate, commit to and effect, by consent decree or otherwise, the sale, divestiture, license, or disposition of any businesses, assets, equity interests, product lines or properties of the Company or the Purchaser (or any of their respective Subsidiaries) identified in section 4.4(4) of the Company Disclosure Letter, including by proposing, negotiating, committing to, and effecting, any ancillary agreements or arrangements reasonably necessary to effectuate such sale, divestiture, license, or disposition (including, but not limited to, any temporary, pre-divestiture hold separate order) as may be required in order to obtain all Key Regulatory Approvals or to avoid the commencement of any action to prohibit the Arrangement under any Law, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Arrangement or delay the completion of the Arrangement beyond the Outside Date. Notwithstanding anything in this Agreement to the contrary, no Party shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

4.5	Access to Information; Confidentiality

(1)

Throughout the period prior to the Effective Time, the Company will (and will cause its Subsidiaries to) as soon as practicable after a request from the Purchaser is received: (a) afford the Purchaser’s officers and other authorized Representatives reasonable access to its directors, senior management, books, Contracts and records; (b) furnish promptly to the Purchaser all information concerning its business, properties and personnel as may reasonably be requested (including, for the avoidance of doubt, continuing access to the Company Data Room); and (c) provide reasonable cooperation to the Purchaser’s officers and other representatives with respect to day one readiness integration planning (such as payroll, regulatory compliance and financial reporting requirements); provided however, in each case that: (i) access to any people contemplated in this Section 4.5(1) will be provided during the Company’s normal business hours unless the Company agrees otherwise; (ii) the Company’s compliance with any request under this Section 4.5(1) will not unduly interfere with the conduct of the Company’s business; and (iii) the Company need not supply the Purchaser or its representatives with any information which, in the reasonable judgment of the Company, is under a legal obligation not to supply, including, without limitation, pursuant to the provisions of the HSR Act or other Antitrust Laws; provided, that, with respect to clause (iii), the Company shall use commercially reasonable efforts to implement alternative disclosure or access arrangements that would not violate such legal obligation. Without limiting the generality of the foregoing, (x) the Company will reasonably cooperate and consult with the Purchaser with respect to the Purchaser’s ability to access the Company’s properties, and (y) subject to the terms of any existing Contracts, the Company shall, upon the Purchaser’s request, facilitate discussions between the Purchaser and any third party from whom consent may be required.

(2)

Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

(3)

The Purchaser acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.5(1) above that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. For greater certainty, if this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms.

4.6	Pre-Acquisition Reorganization

(1)

The Company agrees that, upon request of the Purchaser and at the Purchaser’s expense, the Company shall (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)

Without limiting the generality of the foregoing, the Company acknowledges that the Purchaser may enter into transactions intended to step up the tax basis in certain capital property of the Company and/or its affiliates for purposes of the Tax Act and agrees to use commercially reasonable efforts to provide information reasonably requested and required by the Purchaser in this regard on a timely basis and to assist in the obtaining of any such information.

(3)	The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a)	can be implemented immediately prior to the Effective Date;

(b)	is not materially prejudicial to the Company or the Company Shareholders, as a whole, in any material respect;

(c)	does not materially and unreasonably interfere with the ongoing operations of the Company and its Subsidiaries taken as a whole;

(d)	does not result in (i) any material breach by the Company of any Material Contract; (ii) a breach of any Law or (iii) a breach of the Company’s or any of its Subsidiaries’ Constating Documents;

(e)	does not require the approval of the Company Shareholders;

(f)	would not adversely impact any of the Regulatory Approvals in any material respect;

(g)	would not reasonably be expected to impede or delay the completion of the Arrangement in any material respect;

(h)

would not result in any Taxes being imposed on, or any adverse Tax or other consequences to any securityholder of the Company greater than the Taxes or other consequences to such party in connection with the Arrangement in the absence of any Pre-Acquisition Reorganization;

(i)

the Pre-Acquisition Reorganization shall not become effective unless the Purchaser has waived or confirmed in writing the satisfaction of all conditions in its favour under this Agreement and shall have confirmed in writing that it is prepared to promptly and without condition proceed to effect the Arrangement; and

(j)	can be unwound in the event the Arrangement is not consummated without adversely affecting the Company or any of its Subsidiaries in any material manner.

(4)

The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, if the conditions in Section 4.6(2) are satisfied the Company and the Purchaser shall work cooperatively and use commercial reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after the Purchaser has waived or confirmed in writing that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied and that it is prepared to promptly without condition proceed to effect the Arrangement).

(5)

The Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and that any Pre-Acquisition Reorganization will not be considered in determining whether a representation, warranty or covenant of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract) or if a condition for the benefit of the Purchaser has been satisfied.

(6)

The Purchaser hereby indemnifies the Company, its Subsidiaries and their respective officers, directors and employees for all costs or losses, liabilities, damages, claims, costs, expenses, interest awards, judgments and penalties, including any adverse Tax consequences, out of-pocket costs and expenses, including out-of-pocket legal fees and disbursements, suffered or incurred in connection with or as a result of any proposed Pre-Acquisition Reorganization or the unwinding of any Pre-Acquisition Reorganization.

4.7	Public and Employee Communications

(1)

The Company and the Purchaser shall consult with each other in issuing any press release or otherwise making any public announcement or statement concerning the transactions contemplated hereby and shall agree on the text of joint press releases by which the Company and the Purchaser will announce (i) the execution of this Agreement and (ii) the completion of the Arrangement. The Parties shall co-operate in the preparation of presentations, if any, to Company Shareholders and holders of Purchaser Shares regarding the Arrangement. Except as required by Law, a Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that any Party that is required to make disclosure by Law shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

(2)

Except as may be required by Law, prior to making any internal Company-wide or other broad communication to employees of the Company with respect to the transactions contemplated herein: (a) the Company will provide the Purchaser with a copy of the intended communication; (b) the Purchaser will have a reasonable period of time to review and comment on the communication; (c) the Company will consider any such comments in good faith; and (d) the Parties will cooperate in providing any such mutually agreeable communication.

(3)

For the avoidance of doubt, nothing in this Section 4.7 shall prevent the Company from making internal announcements to employees, having discussions with stakeholders or responding to questions from investors or other stakeholders at regularly scheduled investors calls, in each case so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements by the Company.

(4)

Each of the Company and the Purchaser agrees that the Company will file the material change report required to be filed following the public announcement of this Agreement by the Company in accordance with applicable Securities Laws and that the copy of this Agreement to be publicly filed in connection with such material change report will contain such redactions as each Party may reasonably request, provided such redactions are permitted by applicable Law.

4.8	Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time if such failure to be true or accurate would cause any condition in 6.2(1) [Company Reps and Warranties Conditions] or Section 6.3(1) [Purchaser Reps and Warranties Conditions], as applicable, to not be satisfied;

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement if such failure to comply would cause any condition in Section 6.2(2) [Company Covenants Condition] or Section 6.3(2) [Purchaser Covenants Condition], as applicable, to not be satisfied; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 6.1, Section 6.2 and Section 6.3, as the case may be.

(2)

Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) or Section 7.2(1)(d)(iv) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) or Section 7.2(1)(c)(iii), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, or incorrect representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any intentional breach being deemed to be incurable), the Terminating

Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) if such matter has not been cured by the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall, to the extent permitted by Law, postpone or adjourn the Company Meeting to the earlier of (a) 10 Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period.

4.9	Indemnification and Insurance

(1)

Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that the costs of such policies will not exceed 300% of the Company’s current annual aggregate premium for directors’ and officers’ liability insurance policies maintained by the Company and its Subsidiaries as of the date of this Agreement.

(2)

The Purchaser shall, from and after the Effective Time, cause the Company (or any successor) to honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they are contained in the Constating Documents of the Company or disclosed in the Company Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in the Company Disclosure Letter, shall survive unamended the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(3)

This Section 4.9 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the present and former employees, officers and directors of the Company, its Subsidiaries and their respective heirs, executors, administrators and personal representatives and shall be binding on the Purchaser, the Company, its Subsidiaries and their respective successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on behalf of the present and former employees, officers and directors of the Company, its Subsidiaries and their respective heirs, executors, administrators and personal representatives.

4.10	CSE and NEO Delisting

Subject to Laws, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Company Common Shares to be de-listed from the CSE and NEO and any other stock exchange on which the Company Common Shares are listed or quoted with effect promptly following the acquisition by the Purchaser of the Company Shares pursuant to the Arrangement.

4.11	Appointment of Directors

On the Effective Date, in accordance with the steps set forth in the Plan of Arrangement, the Purchaser shall set the number of directors on its board of directors at thirteen, and (b) subject to the receipt of customary regulatory approvals, appoint to the Purchaser’s board of directors up to three individuals nominated by the Company (such group of three to include Nicholas Vita, who would also join the executive committee of the Purchaser’s board of directors), each of which shall be acceptable to the Purchaser, acting reasonably.

4.12	Employee Matters

(1)

During the period beginning on the Effective Date and ending on the first (1st) anniversary of the Effective Date, the Purchaser shall provide, or shall cause the Company to provide, employees who continue to be employed by the Company as of the Effective Date and who remain so employed immediately following the Effective Date (collectively, “Continuing Employees”) with (i) the same salary or hourly wage rate and annual cash incentive compensation opportunities as provided to such Continuing Employees immediately prior to the Effective Date and (ii) employee benefits that are substantially similar in the aggregate to the employee benefits provided under the Employee Plans (excluding any equity-based compensation, change in control, retention and similar benefits) in which such Continuing Employees participated as of the date of this Agreement.

(2)

The Purchaser further agrees that, from and after the Effective Date, the Purchaser shall, and shall cause the Company to, grant all Continuing Employees credit for any service with the Company earned prior to the Effective Date for eligibility and vesting purposes (excluding vesting under any change in control, retention and similar benefits) and for purposes of crediting vacation pay and other paid time off under any benefit or compensation plan, program, agreement or arrangement in which the Continuing Employees commence to participate on or after the Effective Date (collectively, the “New Plans”), except as would result in duplication of benefits. In addition, the Purchaser shall use commercially reasonable efforts to (i) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans that are group health plans to the extent waived or satisfied by a Continuing Employee under any Employee Plan that are group health plans as of the date on which commencement of participation in such New Plan begins, and (ii) cause any deductible, co-insurance and covered out-of-pocket expenses paid under such Employee Plan during the calendar year in which commencement of participation in such New Plan begins and prior to such commencement of participation by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out of pocket provisions under such New Plan in the year of initial participation.

(3)

Nothing in this Section 4.12 shall limit the right of the Purchaser or its affiliates (including the Company and its Subsidiaries) to terminate the employment of any Continuing Employee at any time after the Effective Date.

4.13	Tax Matters

At or prior to the Effective Time, but not earlier than 30 days before the Effective Date, the Company shall deliver to Purchaser a certificate, duly completed and executed by the Company’s principal executive officer pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the United States Treasury Regulations, certifying that no interests in the Company are “United States real property interests” within the meaning of Section 897(c) of the Code, and the notification required under Section 1.897-2(h)(2) of the United States Treasury Regulations, in each case in form and substance reasonably satisfactory to Purchaser, along with written authorization for Purchaser to deliver such items to the IRS on behalf of the Company at the Effective Time.

4.14	Purchaser Covenants Regarding Convertible Securities

To the extent permitted by applicable Law, the Purchaser shall, as promptly as practicable following the Effective Date, cause a registration statement on Form S-8 to be filed with the SEC which registers the issuance of the Purchaser Shares issuable upon exercise, vesting or settlement of the Replacement Options, Replacement PSUs and Replacement RSUs, as applicable. If the Purchaser is not permitted by applicable Law to file a Form S-8 registering the issuance of the Purchaser Shares issuable upon exercise, vesting or settlement, as applicable, of the Replacement Options, Replacement PSUs and Replacement RSUs, the Purchaser shall promptly file a registration statement on appropriate form to register the resale of the Purchaser Shares issuable upon exercise, vesting or settlement of the Replacement Options, Replacement PSUs and Replacement RSUs, as applicable or otherwise take all necessary actions to cause the Purchaser Shares issuable upon exercise, vesting or settlement of the Replacement Options, Replacement PSUs and Replacement RSUs, as applicable, to be issued without restrictive legends.

4.15	Company Covenants Regarding Indebtedness

(1)

The Company acknowledges that the Purchaser may require that, at the Effective Time, the Company and its Subsidiaries become guarantors for the Purchaser’s senior secured credit facility, and provide security over all, or substantially all, of the assets of the Company and its Subsidiaries as additional security for such senior secured credit facility, and the Company agrees to use commercially reasonable efforts to provide information reasonably requested and required by the Purchaser in this regard on a timely basis, to assist in the obtaining of any such information and cooperate with the Purchaser on the preparation, execution and delivery of such guarantees, security and agreements ancillary thereto.

(2)

The Company shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause the respective officers, employees, consultants and advisors, including legal and accounting advisors, of the Company and its Subsidiaries to, use their respective commercially reasonable efforts to provide to the Purchaser such cooperation as may be reasonably requested by the Purchaser in connection with any liability management transactions related to the indebtedness of the Company, which may include some or all of the following: (i) repurchase offers, whether or not in connection with a Change of Control or Asset Sale (each as defined in the Company Trust Indenture), (ii) optional redemptions, (iii) tender or exchange offers, (iv) consent solicitations, (v) defeasance, (vi) discharge and satisfaction, (vii) open market purchases, and (viii) such corporate actions as may be necessary to effect any of the foregoing on such terms, conditions and timing as reasonably requested by the Purchaser, including, if so requested by the Purchaser, causing such transaction to be consummated substantially concurrently with, but not prior to, the Effective Time; provided that, the Purchaser shall provide the Company and the applicable Subsidiary, as applicable, with any necessary documentation required in connection therewith; provided, further, that the Purchaser shall use its commercially reasonable efforts to consult and cooperate with the Company regarding any such matters, including with respect to the timing thereof, in light of the regular financial reporting schedule of the Company and requirements of Law.

(3)

Notwithstanding Section 4.15(1) and Section 4.15(2) or any other provision of this Agreement to the contrary, nothing in this Section 4.15 shall require the Company, its Subsidiaries or any of their respective directors, officers, employees, consultants and advisors, including legal and accounting advisors, to: (i) take any action to the extent it would unreasonably interfere with the business or operations of the Company and its Subsidiaries; (ii) waive or amend any terms of this Agreement or pay or agree to pay any fees or reimburse any expenses or incur any other liability prior to the Effective Time for which it is not otherwise indemnified by or on behalf of the Purchaser; (iii) take any action or provide any information that will conflict with or violate its organizational documents or any Laws; (iv) take any action or do anything that would reasonably be expected to prevent or materially delay the consummation of the Arrangement; (v) give indemnities that are effective prior to the Effective Time for which it is not itself indemnified pursuant to Section 4.15(4); (vi) pass resolutions or consents to approve or authorize the execution of any Contract or any definitive agreements with respect thereto that are effective prior to the Effective Time; (vii) deliver any certificate or take any other action that would reasonably be expected to result in personal liability to a director, officer or other personnel; or (viii) deliver any legal opinion; provided that the Company shall provide all such information as is reasonably requested by Purchaser to support any opinions as may be deliverable by the Purchaser or its counsel under the Company Trust Indenture. The Purchaser hereby waives any breach of a representation, warranty or covenant by the Company, where such breach is a result of an action taken by the Company or a Subsidiary pursuant to a request by the Purchaser in accordance with this Section 4.15.

(4)

The Purchaser indemnifies and holds harmless the Company, its Subsidiaries and their respective directors, officers, employees, agents and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of their compliance with a request made by the Purchaser pursuant to this Section 4.15, except to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of the Company or any of its Subsidiaries or their respective directors, officers, employees, agents and representatives.

4.16	Company Covenants Regarding Purchase of Minority Interests

The Company shall, and shall cause its Subsidiaries to, use best efforts to purchase or otherwise acquire prior to the Effective Date the equity interests in its Subsidiaries held by each of the Persons listed in Section 4.16 of the Company Disclosure Letter, in each case on terms satisfactory to the Purchaser, acting reasonably.

4.17	gLeaf Amendments.

The Company shall use commercially reasonable efforts to amend the Agreement and Plan of Merger dated December 21, 2020 between, among others, Columbia, Columbia LLC and Green Leaf Medical, LLC, as amended, to provide that any Company Shares that may be become issuable to the parties thereto following completion of the Arrangement may be satisfied by the delivery of that number of Purchaser Subordinate Voting Shares determined based on the Exchange Ratio.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

5.1	Non-Solicitation

(1)

Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively “Representatives”), and shall not permit any such Person to:

(a)

solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser or any of its affiliates) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that the Company may communicate with any Person for purposes of advising such Person of the non-solicitation restrictions in Article 5 hereof, also advising such Person, as applicable, that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)	make a Change in Recommendation other than following the occurrence of a Purchaser Material Adverse Effect.

(2)

The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced on or prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith the Company shall:

(a)

promptly discontinue access to and disclosure of all confidential information, including the Company Data Room, properties, facilities, books and records of the Company or any Subsidiary of the Company; and

(b)

within two Business Days of the date hereof, to the extent it is permitted to do so, request, and use commercially reasonably efforts to exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any such Person other than the Purchaser; and (ii) the destruction of such material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)

The Company represents and warrants that, in the 12 months prior to the date hereof, the Company has not waived any standstill or similar agreement or restriction to which the Company or any Subsidiary is a party relating to an Acquisition Proposal, and covenants and agrees that (i) the Company shall use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure or similar agreement or restriction to which the Company or any Subsidiary is a party in connection with a potential or actual Acquisition Proposal, and (ii) neither the Company, nor any Subsidiary will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure or similar agreement or restriction to which the Company or any Subsidiary is a party in connection with a potential or actual Acquisition Proposal, it being acknowledged and agreed that the automatic termination of any standstill, confidentially or non-disclosure provisions of any such agreement or restriction as a result of the entering into and announcement of this Agreement by the Company pursuant to the express terms of any such agreement or restriction, shall not be a violation of this Section 5.1 and that the Company shall not be prohibited from considering a Superior Proposal from a party whose obligations so terminated automatically upon the entering into and announcement of this Agreement.

5.2	Notification of Acquisition Proposals

(1)

If after the date of this Agreement, the Company or any of its Subsidiaries receives any bona fide inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in relation to a possible Acquisition Proposal, the Company (a) shall promptly notify the Purchaser, at first orally within 24 hours, and then, and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request in writing; and (b) may contact the Person making such Acquisition Proposal, inquiry, proposal, offer or request and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request so as to determine whether such Acquisition Proposal, inquiry, proposal, offer or request is, or may reasonably be expected to constitute or lead to, a Superior Proposal.

(2)

The Company shall keep the Purchaser reasonably informed on a prompt basis of the status of material developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material correspondence and documents if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to the Company by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

5.3	Responding to an Acquisition Proposal

(1)

Notwithstanding Section 5.1 or any other agreement between the Parties, if at any time, prior to obtaining the Required Approval, the Company receives an unsolicited written Acquisition Proposal, the Company and its Representatives may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, if and only if:

(a)

the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (disregarding for such determination any due diligence or access condition);

(b)

such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or restriction with the Company or its Subsidiaries;

(c)	the Acquisition Proposal did not arise as a result of a violation, in any material respect, by the Company of this Article 5;

(d)

prior to providing copies of, access to or disclosure of confidential information, properties, facilities, books or records of the Company or its Subsidiaries, the Company enters into a confidentiality and standstill agreement with such Person on customary terms having a term not less than 12 months, provided that such confidentiality and standstill agreement may allow such Person to make an Acquisition Proposal and related communications confidentially to the Company Board; and

(e)	the Company promptly provides the Purchaser with:

(i)	prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d); and

(iii)	any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously provided to the Purchaser.

5.4	Purchaser Right to Match

(1)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Approval, the Company Board may, or may cause the Company to, make a Change in Recommendation or approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement or restriction;

(b)	the Acquisition Proposal did not arise as a result of a violation, in any material respect, by the Company of this Article 5;

(c)

the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company Board to enter into such definitive agreement, together with a written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(d)	the Company or its Representatives has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(e)

at least five Business Days (the “Purchaser Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement for the Superior Proposal from the Company;

(f)

during any Purchaser Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

after the Purchaser Matching Period, the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2));

(h)

the Company Board has determined, in good faith, after consultation with the Company’s outside legal counsel that the failure to take the relevant action would be inconsistent with its fiduciary duties; and

(i)

prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) and pays the Company Termination Fee pursuant to Section 8.2(3)(a).

(2)

During the Purchaser Matching Period, or such longer period as the Company may approve in writing for such purpose (in its sole discretion): (a) the Company Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith, in consultation with the Company’s outside legal counsel and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) if the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of such amendment, the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five Business Day Purchaser Matching Period from the later of the date on which the Purchaser received the new Superior Proposal Notice from the Company and the date on which the Purchaser received a copy of the proposed definitive agreement for the new Superior Proposal from the Company.

(4)

At the Purchaser’s reasonable request, the Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or if the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal which has been publicly announced no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall consider all reasonable comments to such press release as requested by the Purchaser and its outside legal counsel.

(5)

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than five Business Days before the Company Meeting, the Company shall either proceed with or shall postpone or adjourn the Company Meeting to a date acceptable to both Parties (acting reasonably) that is not more than five Business Days after the scheduled date of the Company Meeting, but in any event to a date that is not less than six Business Days prior to the Outside Date.

5.5	Breach by Subsidiaries and Representatives

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Company.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Required Approval of Company Shareholders of the Arrangement Resolution at the Company Meeting has been obtained in accordance with the Interim Order and applicable Law.

(2)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Antitrust Approval. The Antitrust Approval has been made, given or obtained on terms acceptable to the Purchaser, acting reasonably, and is in force and has not been modified or rescinded.

(4)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(5)

Canadian Securities Laws. The distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus requirements of applicable Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws and shall not be subject to resale restrictions in Canada under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of National Instrument 45-102 – Resale of Securities).

(6)

U.S. Securities Laws. The issuance of the Consideration Shares, Replacement Options, Replacement RSUs and Replacement PSUs pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption, provided, however, that the Company shall not be entitled to the benefit of the conditions in this subsection 6.1(6), and shall be deemed to have waived such condition in the event that the Company fails to (A) advise the Court prior to the hearing in respect of the Interim Order that the Purchaser intends to rely on the exemption from registration afforded by the Section 3(a)(10) Exemption based on the Court’s approval of the Arrangement or (B) comply with the requirements set forth in Section 2.11 on its part to be complied with.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion, except in the case of Section 6.2(3) where the waiver of such condition and failure to obtain any Key Regulatory Approval could result in personal liability for any director or officer of the Company or any of its Subsidiaries, in which case, in respect of such Key Regulatory Approval, the condition may only be waived with the consent of the Company:

(1)

Representations and Warranties. The representations and warranties of the Company set forth in Section (b) [Organization and Qualification], Section (c) [Authority Relative to this Agreement], Section (f) [Capitalization], Section (w) [Authorizations], and Section (cc) [Brokers] of Schedule C were true and correct as of the date of this Agreement and are true and correct as of the Effective Time other than for de minimis inaccuracies, and all other representations and warranties of the Company set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (disregarding any materiality or “Company Material Adverse Effect” qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in such a Company Material Adverse Effect), in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)

Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)

Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained on terms acceptable to the Purchaser, acting reasonably, and each such Key Regulatory Approval is in force and has not been modified or rescinded.

(4)

No Legal Action. Other than in connection with any Regulatory Approval, there is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person other than the Purchaser or its Subsidiaries) pending in any jurisdiction to:

(a)

cease trade, enjoin, prohibit, or impose any material limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Company Shares, including the right to vote the Company Shares;

(b)

prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser or its Subsidiaries of a material portion of the business or assets of the Purchaser and its Subsidiaries, the Company or any of its Subsidiaries, or compel the Purchaser or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Purchaser and its Subsidiaries, the Company or any of its Subsidiaries as a result of the Arrangement or the transactions contemplated by this Agreement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Company Material Adverse Effect or a material and adverse effect on the Purchaser.

(5)

Dissent Rights. Dissent Rights have not been exercised (excluding any Dissent Rights that have been exercised and subsequently withdrawn) with respect to more than 5% of the issued and outstanding Company Shares.

(6)

Company Material Adverse Effect. Since the date of this Agreement, there shall have not occurred or have been disclosed to the public (if previously undisclosed to the public) a Company Material Adverse Effect.

(7)

Minority Interests. The Company shall have acquired for no consideration the equity interests in its Subsidiaries held by each of the Persons listed in Section 4.16 of the Company Disclosure Letter, in each case on terms and conditions satisfactory to the Purchaser, acting reasonably.

6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Purchaser set forth in Section (a) [Organization and Qualification], Section (b) [Authority Relative to this Agreement], Section (e) [Capitalization], Section (p) [Authorizations], and Section (dd) [Brokers] of Schedule D were true and correct as of the date of this Agreement and are true and correct as of the Effective Time other than for de minimis inaccuracies, and all other representations and warranties of the Purchaser set forth in this Agreement were true and correct as of the date of this Agreement and are true and correct as of the Effective Time in all respects, except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect (disregarding any materiality or “Purchaser Material Adverse Effect” qualification contained in any such representation and warranty for the purpose of determining whether any such failure or failures would not, individually or in the aggregate, reasonably be expected to result in such a Purchaser Material Adverse Effect), in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)

Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)

Purchaser Material Adverse Effect. Since the date of this Agreement, there shall have not occurred or have been disclosed to the public (if previously undisclosed to the public) a Purchaser Material Adverse Effect.

(4)

Delisting of Purchaser Shares. No delisting from the CSE or cease trade order issued by any Governmental Entity in respect of the Purchaser Shares shall have occurred since the date of this Agreement that remains in effect.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Closing Certificate is executed by the Parties.

6.5	Frustration of Conditions

Neither the Purchaser nor the Company may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as applicable, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the transactions contemplated hereby.

ARTICLE 7

TERM AND TERMINATION

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(1)

This Agreement may be terminated prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by Company Shareholders or the approval of the Arrangement by the Court) by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser:

(i)

if the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order; provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)

if, after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(iii)

if the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(1) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the Outside Date in accordance with the terms of Section 4.8(3); provided that the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied;

(ii)

prior to obtaining the Required Approval, the Company Board makes a Change in Recommendation or the Company enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.4) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5, in all material respects, and that prior to or concurrent with such termination the Company pays the Company Termination Fee in accordance with Section 8.2(1); or

(iii)	since the date of this Agreement, there has occurred and is continuing a Purchaser Material Adverse Effect, which is incapable of being cured on or prior to the Outside Date;

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Company Reps and Warranties Condition] or Section 6.2(2) [Company Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(1) [Purchaser Reps and Warranties Condition] or Section 6.3(1) [Purchaser Covenants Condition] not to be satisfied;

(ii)

the Company Board or the Company Special Committee (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Company Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend or takes no position or a neutral position, in each case with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner), (C) enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly proposes to enter into, any agreement, letter of intent, or Contract in respect of an Acquisition Proposal; (D) fails to publicly reaffirm the Company Board Recommendation (without qualification) within five Business Days after having been requested in writing by the Purchaser to do so acting reasonably (collectively, a “Change in Recommendation”), or (E) the Company breaches Article 5 in any material respect;

(iii)	any event occurs as a result of which the condition set forth in Section 6.2(5) [Dissent Rights Condition] is not capable of being satisfied by the Outside Date; or

(iv)	since the date of this Agreement, there has occurred and is continuing a Company Material Adverse Effect, which is incapable of being cured on or prior to the Outside Date.

(2)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.9 and Section 2.7 shall survive for a period of six years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3, Section 8.2 through to and including Section 8.16, Section 2.4(3), Section 2.4(7), Section 4.5(1) and Section 4.6(6) shall survive, and provided further that no Party shall be relieved of any liability for any willful and material breach by it of this Agreement. As used in this Section 7.3 and 7.2(1)(d)(ii), “willful” breach means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended, subject to the Plan of Arrangement, the Interim Order, the Final Order and applicable Law, by mutual written agreement of the Parties, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify or waive any inaccuracies in any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions contained in this Agreement.

8.2	Company Termination Fee

(1)

Despite any other provision in this Agreement relating to the payment of fees and expenses including the payment of brokerage fees, if a Company Termination Fee Event occurs, the Company shall pay the Purchaser the Company Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Company Termination Fee” means US$65 million and “Company Termination Fee Event” means the termination of this Agreement:

(a)

by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Material Breach of Article 5] (but not including a termination by the Purchaser pursuant to Section 7.2(1)(d)(ii) in circumstances where the Change in Recommendation resulted from the occurrence of a Purchaser Material Adverse Effect);

(b)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(c)

by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [Failure of Shareholders to Approve] or Section 7.2(1)(b)(iii) [Effective Time not prior to Outside Date] or by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Reps and Warranties or Covenants by Company] if;

(i)

following the date hereof and prior to such termination, an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)

within twelve months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Company or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within twelve months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to 50% or more.

(3)

The Company Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds to an account designated by the Purchaser, if a Company Termination Fee Event occurs due to:

(a)	termination of this Agreement described in Section 8.2(2)(b), prior to or concurrently with the occurrence of such Company Termination Fee Event.

(b)	termination of this Agreement described in Section 8.2(2)(a), within two (2) Business Days of the occurrence of such Company Termination Fee Event; and

(c)	a termination of this Agreement described in Section 8.2(2)(c), on or prior to consummation of the Acquisition Proposal referred to in Section 8.2(2)(c).

(4)	For certainty, in no event will the Company be obligated to pay the Company Termination Fee on more than one occasion.

(5)

The Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Purchaser would not enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(6)

The Purchaser hereby expressly acknowledges and agrees that, upon any termination of this Agreement under circumstances where it is entitled to the Company Termination Fee and such Company Termination Fee is paid in full within the prescribed time period, it shall be precluded from any other remedy for damages against the Company or its Subsidiaries and shall not seek to obtain any recovery, judgment or damages of any kind against the Company or its Subsidiaries in connection with this Agreement. The Purchaser shall also have the right to injunctive and other equitable relief in accordance with Section 8.6 to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement.

8.3	Expenses

(1)

Subject to Section 8.2(1) and Section 4.4(3), and except as otherwise expressly provided in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement and the transactions contemplated hereunder and thereunder, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)

The Company confirms that other than the fees disclosed in section 8.2(1)(2) of the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s fee or other fee or commission in connection with the transactions contemplated by this Agreement.

8.4	Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email and addressed:

(a)	to the Purchaser at:

Cresco Labs Inc.

400 W. Erie St.

Suite 300

Chicago, Illinois 60654

Attention:        Charles Bachtell

Telephone:      [REDACTED – personal identifying information]

Email:            [REDACTED – personal identifying information]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

Suite 3400

1 First Canadian Place

P.O. Box 130

Toronto, ON M5X 1A4

Attention:        Aaron Sonshine

Telephone:      (416) 777-6448

Email:              sonshinea@bennettjones.com

(b) to the Company at:

Columbia Care Inc.

680 Fifth Ave.

24th Floor

New York, New York 10019

Attention:    Nicholas Vita

Email:          [REDACTED – personal identifying information]

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Attention:        Martin Langlois

Telephone:      (416) 869-5672

Email:              mlanglois@stikeman.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery, same day courier or email, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day or (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

8.5	Time of the Essence

Time is of the essence in this Agreement.

8.6	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. It is accordingly agreed that each Party shall be entitled to specific performance, injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against the other Party without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity.

8.7	Third Party Beneficiaries

(1)

Except as provided in Section 4.6, Section 4.9 and Section 4.15 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

8.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.9	Entire Agreement

This Agreement, including the Schedules hereto, the Company Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

8.10	Successors and Assigns

(1)

This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

8.11	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12	Governing Law

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

8.13	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

8.14	No Liability

No director or officer of the Purchaser or any of its affiliates shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its affiliates shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its affiliates.

8.15	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

8.16	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

CRESCO LABS INC.

By:	(signed) “Charles Bachtell”
Name: Charles Bachtell Title: Chief Executive Officer

COLUMBIA CARE INC.

By:	(signed) “Nicholas Vita”
Name: Nicholas Vita Title: Chief Executive Officer

[Signature Page to Arrangement Agreement]

SCHEDULE “A”

PLAN OF ARRANGEMENT

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“AcquisitionCo” means a wholly-owned subsidiary unlimited liability corporation of the Purchaser to be incorporated under the laws of the Province of British Columbia.

“AcquisitionCo Share” means a common share in the capital of AcquisitionCo.

“Amalco” has the meaning attributed to such term in Section 2.3(k).

“Amalco Share” means a common share in the capital of Amalco.

“Amalgamation” has the meaning attributed to such term in Section 2.3(k).

“Arrangement” means an arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of March 23, 2022 between the Purchaser and the Company, as same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, providing for, among other things, the Arrangement.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting.

“BCBCA” means the Business Corporations Act (British Columbia).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Chicago, Illinois.

“CCLLC” means Columbia Care, LLC, a wholly-owned subsidiary limited liability company of the Company, existing under the laws of Delaware.

“CCLLC Member” means a holder of a CCLLC Membership Interest.

“CCLLC Membership Interest” means a membership interest in the capital of CCLLC.

“Closing Certificate” means a certificate in the form attached hereto as Appendix “A” which, when signed by an authorized representative of each of the Parties, will constitute acknowledgement by the Parties that this Plan of Arrangement has been implemented to their respective satisfaction.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” means Columbia Care Inc., a company existing under the laws of the Province of British Columbia.

“Company Common Shareholders” means the registered or beneficial holders of the Company Common Shares, as the context requires.

“Company Common Shares” means the common shares in the authorized share structure of the Company.

“Company Convertible Notes” means the Company’s (i) 5.00% Senior Secured Convertible Notes due December 19, 2023, and (ii) 6.00% Senior Secured Convertible Notes due June 29, 2025, in each case issued pursuant to the Company Trust Indenture.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution, which Company Meeting may also include annual shareholder meeting matters.

“Company Notes” means the Company’s (i) 13.00% Senior Secured Notes due May 14, 2023, and (ii) 9.50% Senior Secured First Lien Notes due February 3, 2026, in each case issued pursuant to the Company Trust Indenture.

“Company Omnibus Plan” means the Company’s omnibus long term incentive plan effective as of April 26, 2019, as amended and restated pursuant to an amended and restated omnibus long term incentive plan effective as of July 1, 2021.

“Company Option In-The-Money Amount” in respect of a Company Option, means the amount, if any, by which the total fair market value (determined immediately before the step described in Section 2.3(g)) of the aggregate Company Common Shares that a holder is entitled to acquire on exercise of such Company Option immediately before the step described in Section 2.3(g) exceeds the aggregate exercise price to acquire such Company Common Shares.

“Company Optionholders” means the holders of Company Options.

“Company Options” means options to purchase Company Common Shares issued pursuant to the Company Omnibus Plan or otherwise.

“Company Proportionate Voting Shareholders” means the registered or beneficial holders of the Company Proportionate Voting Shares, as the context requires.

“Company Proportionate Voting Shares” means the proportionate voting shares in the authorized share structure of the Company.

“Company PSU Holders” means the holders of Company PSUs.

“Company PSUs” means the outstanding performance share units issued pursuant to the Company Omnibus Plan or otherwise.

“Company RSU Holders” means the holders of Company RSUs.

“Company RSUs” means the outstanding restricted share units issued pursuant to the Company Omnibus Plan or otherwise.

“Company Shareholders” means the registered and beneficial holders of the Company Shares, as the context requires, except that with respect to Dissent Rights, Company Shareholders refers only to registered shareholders.

“Company Shares” means, collectively, the Company Common Shares and the Company Proportionate Voting Shares.

“Company Trust Indenture” means the Trust Indenture dated May 14 2020, between, among others, the Company, as issuer, and Odyssey Trust Company, as trustee, as amended and supplemented pursuant to a First Supplemental Indenture dated June 19, 2020, a Second Supplemental Indenture dated June 29, 2021, a Third Supplemental Indenture dated February 2, 2022, and a Fourth Supplemental Indenture dated February 3, 2022.

“Company Warrant Indentures” means, collectively, the warrant indentures between the Company and Odyssey Trust Company, as warrant agent, dated March 31, 2020, May 14, 2020, July 2, 2020, and October 29, 2020, respectively, and the warrant agency agreement dated September 20, 2018, between Canaccord Genuity Growth Corp. and Odyssey Trust Company, as warrant agent.

“Company Warrants” means the outstanding warrants to purchase Company Common Shares issued by the Company pursuant to the Company Warrant Indentures or otherwise.

“Consideration” means the consideration to be received by Company Shareholders pursuant to this Plan of Arrangement as consideration for their Company Common Shares (including, for greater certainty, Company Common Shares issued by the Company upon a conversion of Company Proportionate Voting Shares into Company Common Shares either prior to the Effective Time or pursuant to the step set forth in Section 2.3(b)), consisting of 0.5579 of a Purchaser Subordinate Voting Share for each Company Common Share multiplied by the Exchange Ratio Adjustment Factor, in each case subject to further adjustments in accordance with Section 2.12 of the Arrangement Agreement.

“Court” means the Supreme Court of British Columbia.

“CSE” means the Canadian Securities Exchange.

“CUSCo” means Cresco US Corp, a wholly-owned subsidiary of the Purchaser existing under the laws of Illinois.

“CUSCo Share” means a share in the capital of CUSCo.

“Depositary” means Odyssey Trust Company, or any other depositary or trust company, bank or financial institution as the Purchaser may appoint to act as depositary with the approval of the Company, acting reasonably, for the purpose of, among other things, exchanging certificates representing Company Shares for Consideration Shares in connection with the Arrangement.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Shareholder” means a registered holder of Company Shares as of the Record Date who has properly exercised its Dissent Rights in accordance with Section 3.1 and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Right and who is ultimately determined to be entitled to be paid the fair value of its Company Shares.

“DRS Advice” means a Direct Registration System advice.

“Effective Date” means the date specified as the “Effective Date” on the Closing Certificate upon which the Arrangement becomes effective.

“Effective Time” means 12:01 a.m. (Vancouver Time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Electing Company Shareholders” means the registered and beneficial holders of Company Shares, as the context requires, that validly elected (in a duly completed Letter of Transmittal deposited with the Depositary no later than the Election Deadline) to transfer Company Common Shares held by that Company Shareholder (or, in the case of a Company Shareholder that holds Company Proportionate Voting Shares, will be held by such Company Shareholder as a result of the conversion of such Company Proportionate Voting Shares into Company Common Shares either prior to the Effective Time or as a result of the step described in Section 2.3(b)), directly to the Purchaser under the Arrangement as provided for in Section 2.3(e), provided that at the Effective Time such Company Shareholder is not: (i) a person who holds the Company Shares other than as capital property for purposes of the Tax Act; (ii) a non-resident person for the purposes of the Tax Act, unless that Company Shareholder holds the Company Shares as part of a business carried on by the person in Canada, as determined for the purposes of the Tax Act; (iii) a partnership that is not a Canadian partnership for the purposes of the Tax Act; or (iv) a person exempt from tax under Section 149 of the Tax Act, which for greater certainty, includes a trust governed by a registered retirement savings plan, registered retirement income fund, registered disability savings plan, deferred profit sharing plan, registered education savings plan or a tax-free savings account, each as defined in the Tax Act;

“Election Deadline” means 5:00 p.m. at the place of deposit on the date indicated as the election deadline in the Letter of Transmittal, which shall be not more than three Business Days before the Effective Date.

“Exchange Ratio” means 0.5579 of a Purchaser Subordinate Voting Share for each Company Common Share multiplied by the Exchange Ratio Adjustment Factor, in each case subject to further adjustments in accordance with Section 2.12 of the Arrangement Agreement.

“Exchange Ratio Adjustment Factor” means the result of: (a) the Fully Diluted In-The-Money Company Share Count divided by (b) the sum of the Fully Diluted In-The-Money Company Share Count plus the gLeaf Milestone Share Count.

“Final Order” means the final order of the Court made pursuant to Section 291 of the BCBCA, after a hearing upon the fairness of the terms and conditions of the Arrangement, in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Fully Diluted In-The-Money Company Share Count” means 418,821,453 fully diluted in-the-money shares of the Company, as calculated using the treasury method.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange, including the CSE and the NEO.

“gLeaf Agreement” means the Agreement and Plan of Merger dated December 21, 2020 between, among others, Columbia, Columbia LLC and Green Leaf Medical, LLC, as amended.

“gLeaf Milestone Share Count” means the number, if any, of Milestone Shares (as defined in the gLeaf Agreement) that the Company becomes obligated under the provisions of the gLeaf Agreement to pay in respect of the First Milestone Period (as defined in the gLeaf Agreement); provided that if the Milestone Amount (as defined in the gLeaf Agreement) in respect of the First Milestone Period is paid by the Company in cash, the number of Milestone Shares for purposes of this definition shall be deemed to be the number of Milestone Shares that would have been issuable pursuant to the gLeaf Agreement if such Milestone Amount was paid by the Company in Milestone Shares; provided that in all cases, the Milestone Amount used to calculate the number of Milestone Shares to be issued will not exceed US$58 million in the aggregate.

“HoldingCo” means a wholly-owned subsidiary limited liability company of CUSCo, to be formed under the laws of Delaware.

“HoldingCo Consideration” means [•] HoldingCo Membership Interests and an assumption by HoldingCo of the Company Notes and Company Convertible Notes, and all outstanding rights and obligations of the Company thereunder.

“HoldingCo Member” means a holder of a HoldingCo Membership Interest.

“HoldingCo Membership Interest” means a membership interest in the capital of HoldingCo.

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended; provided that “Law” shall exclude any U.S. federal laws, civil, criminal or otherwise, that is directly or indirectly related to the cultivation, harvesting, production, marketing, distribution, sale and possession of cannabis, marijuana or related substances or products containing cannabis, marijuana or related substances, including the prohibition on drug trafficking under the Controlled Substances Act (21 U.S.C. § 801, et seq.), the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957 and 1960.

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to Company Shareholders in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“NEO” means the NEO Exchange Inc.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement and any amendments or variations made in accordance with Section 8.1 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Cresco Labs Inc., a company existing under the laws of the Province of British Columbia.

“Purchaser Subordinate Voting Shares” means the subordinate voting shares in the capital of the Purchaser.

“Record Date” means the record date for determining Company Shareholders entitled to vote at the Company Meeting.

“Replacement Option” means an option or right to purchase Purchaser Subordinate Voting Shares granted by the Purchaser in replacement of Company Options on the basis set forth in Section 2.3(g).

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the step described in Section 2.3(g) of this Plan of Arrangement) of the aggregate Purchaser Subordinate Voting Shares that a holder is entitled to acquire on exercise of the Replacement Option immediately after the step described in Section 2.3(g) of this Plan of Arrangement exceeds the aggregate exercise price to acquire such Purchaser Subordinate Voting Shares.

“Replacement PSU” means a performance share unit which, upon vesting, entitles the holder thereof to Purchaser Subordinate Voting Shares granted by the Purchaser in replacement of Company PSUs pursuant to this Plan of Arrangement.

“Replacement RSU” means a restricted share unit which, upon vesting, entitles the holder thereof to Purchaser Subordinate Voting Shares granted by the Purchaser in replacement of Company RSUs pursuant to this Plan of Arrangement.

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars unless indicated otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. Wherever the word “including,” “includes” or “include” is used in this Plan of Arrangement, it shall be deemed to be followed by the words “without limitation.” The phrase “the aggregate of,” “the total of,” “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.”

(5)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been, or may from time to time be, amended or re-enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7)	Time References. References to time are to local time, Vancouver, British Columbia.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

2.2	Binding Effect

(1)

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the times referred to in Section 2.3 on: (i) the Company, (ii) the Purchaser, (iii) AcquisitionCo; (iv) CCLLC, (v) HoldingCo, (vi) CUSCo, (vii) Amalco, (viii) all registered and beneficial Company Shareholders (including Dissenting Shareholders), (ix) the Depositary, and (x) Company Optionholders, Company RSU Holders and Company PSU Holders or participants in the Company Omnibus Plan, in each case without any further act or formality required on the part of the Court, the Registrar or any other Person.

(2)	As at and from the completion of the steps set out in Section 2.3:

(a)	the Company will be an indirect wholly-owned subsidiary of the Purchaser;

(b)	the rights of creditors against the property and interests of the Company will be unimpaired by the Arrangement; and

(c)	Company Shareholders, other than Dissenting Shareholders, will hold Purchaser Subordinate Voting Shares in replacement for their Company Shares, as provided by this Plan of Arrangement.

2.3	Arrangement

Commencing at the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, effective as at two-minute intervals starting at the Effective Time, except as indicated otherwise:

(a)

each Company Common Share and Company Proportionate Voting Share outstanding immediately prior to the Effective Time held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred (free and clear of all Liens), without any further act or formality by or on behalf of any Dissenting Shareholder, to the Company for cancellation, in consideration for a debt claim against the Company (which shall be paid solely with Company funds not directly or indirectly provided by Purchaser or its affiliates) for the amount determined under Article 3, and:

(i)

such Dissenting Shareholder shall cease to be the registered holder of such Company Common Share or Company Proportionate Voting Share, as applicable, and to have any rights as a Company Shareholder other than the right to be paid fair value for such Company Common Share or Company Proportionate Voting Share, as applicable, set out in Section 3.1;

(ii)

such Dissenting Shareholder’s name shall be removed as the registered holder of Company Common Shares or Company Proportionate Voting Shares, as applicable, from the applicable register of Company Shareholders maintained by or on behalf of the Company;

(b)

each Company Proportionate Voting Share outstanding immediately prior to the Effective Time (other than a Company Proportionate Voting Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised under Section 2.3(a)) shall, without any further action by or on behalf of such Company Proportionate Voting Shareholder, be deemed to be converted by the holder thereof for 100 Company Common Shares per Company Proportionate Voting Share in accordance with the terms of the Company Proportionate Voting Shares, and:

(i)	the registered holder of such Company Proportionate Voting Share shall cease to be the registered holder thereof;

(ii)	the name of each such registered holder shall be removed from the register of the Company Proportionate Voting Shareholders maintained by or on behalf of the Company; and

(iii)	the name of each such registered holder shall be added to the register of the Company Common Shareholders maintained by or on behalf of the Company;

(c)

each Company Common Share outstanding immediately following the step set forth in Section 2.3(b), including, for greater certainty, the Company Common Shares issued upon conversion of the Company Proportionate Voting Shares pursuant to the step set forth in Section 2.3(b) (other than a Company Common Share held by a Dissenting Shareholder in respect of which Dissent Rights have been validly exercised under Section 2.3(a) and Company Common Shares held by any Electing Company Shareholder in respect of which such Electing Company Shareholder has validly elected to transfer such Company Common Shares directly to the Purchaser) shall, without any further action by or on behalf of such Company Shareholder, be deemed to be assigned and transferred by the holder thereof to AcquisitionCo solely in exchange for the issuance by the Purchaser to the holder thereof of the Consideration, and:

(i)

each registered holder of such Company Common Shares shall cease to be the registered holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Consideration pursuant to this Section 2.3(c) and in accordance with this Plan of Arrangement;

(ii)	the name of each such registered holder shall be removed from the register of the Company Shareholders maintained by or on behalf of the Company; and

(iii)

AcquisitionCo shall be deemed to be the transferee of such Company Common Shares free and clear of all Liens and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company;

(d)

concurrently with the transfer in Section 2.3(c), AcquisitionCo will issue to the Purchaser as consideration for the Purchaser Subordinate Voting Shares issued to Company Shareholders pursuant to such Section 2.3(c) an equal number of AcquisitionCo Shares;

(e)

concurrently with the transfer in Section 2.3(c), each Company Common Share outstanding immediately prior to the Effective Time and each Company Common Share acquired by a Company Shareholder pursuant to the step set forth in Section 2.3(b) that is, in each case, held by an Electing Company Shareholder that has validly elected to transfer such Company Common Shares directly to the Purchaser, shall, without any further action by or on behalf of such Electing Company Shareholder, be deemed to be assigned and transferred by the holder thereof to the Purchaser solely in exchange for the issuance by the Purchaser to the holder thereof of the Consideration, and:

(i)

each registered holder of such Company Common Shares shall cease to be the registered holder thereof and to have any rights as a Company Shareholder other than the right to be paid the Consideration pursuant to this Section 2.3(e) and in accordance with this Plan of Arrangement;

(ii)	the name of each such registered holder shall be removed from the register of the Company Shareholders maintained by or on behalf of the Company; and

(iii)

the Purchaser shall be deemed to be the transferee of such Company Common Shares free and clear of all Liens and shall be entered in the register of the Company Shareholders maintained by or on behalf of the Company;

(f)

each Company Common Share held by the Purchaser immediately following the step described in Section 2.3(e) shall be, and shall be deemed to be, transferred to and acquired by AcquisitionCo in consideration for such number of AcquisitionCo Shares equal to the number of Purchaser Subordinate Voting Shares issued in exchange for the Company Common Share, and, as it is intended that such transfer occur on a tax-deferred basis for Canadian income tax purposes, the Purchaser and AcquisitionCo shall execute and file a joint election under Section 85 of the Tax Act (and any analogous provision of applicable provincial income tax legislation) in respect of such transfer;

(g)

each Company Option outstanding at the Effective Time (whether vested or unvested) will cease to represent an option or other right to acquire Company Common Shares and will be exchanged for a Replacement Option to acquire such number of Purchaser Subordinate Voting Shares as is equal to: (A) that number of Company Common Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Purchaser Subordinate Voting Shares, at an exercise price per Purchaser Subordinate Voting Share equal to the quotient determined by dividing: (X) the exercise price per Company Common Share at which such Company Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio rounded up to the nearest whole cent. All terms and conditions of a Replacement Option, including the term to expiry, vesting, conditions to and manner of exercising, shall be the same as the Company Option for which it was exchanged, and any certificate or option agreement previously evidencing the Company Option shall thereafter evidence and be deemed to evidence such Replacement Option. Notwithstanding any of the foregoing, in respect only of Company Optionholders, if any, whom are resident in Canada (within the meaning of the Tax Act) or whom received their Company Options in respect of the performance of duties of an office or employment in Canada (for the purposes of the Tax Act), it is intended that the provision of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option, and accordingly, in respect only of such Company Optionholders, in the event that the Replacement Option In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of Section 2.3(g)) in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option for which it is exchanged, then the exercise price per Purchaser Subordinate Voting Share of such Replacement Option will be increased accordingly with the effect at and from the time of this step set forth in this Section 2.3(g) by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount (for greater certainty, otherwise determined without regard to this sentence of this Section 2.3(g)) in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of such Company Option. It is further intended that each Company Option that is held by a holder who is subject to taxation in the United States will be exchanged for a Replacement Option in a manner compliant with Section 409A of the Code and further that if such Company Option is an “incentive stock option” (as defined in Section 422 of the Code) in a manner compliant with Section 424 of the Code, and this Section 2.3(g) will be construed consistently with such intent;

(h)

each Company RSU held by Company RSU Holders will be exchanged for a Replacement RSU and upon vesting thereof on or after the Effective Time, each such former Company RSU Holder shall accept the Consideration in lieu of each Company Common Share to which such holder was theretofore entitled upon such vesting, and all other terms and conditions of any Replacement RSU, including term to expiry, vesting and conditions to vesting, shall be the same as the Company RSU so exchanged (as may have been amended from time to time), provided however that notwithstanding anything to the contrary in the Company RSU, the Company RSU Holder shall be permitted as a matter of right (and without requiring Company approval) to satisfy any tax withholding obligations upon settlement of the RSU by reducing the number of shares otherwise deliverable under the Company RSU;

(i)

each Company PSU held by Company PSU Holders will be exchanged for a Replacement PSU and upon vesting thereof on or after the Effective Time, each such former Company PSU Holder shall accept the Consideration in lieu of each Company Common Share to which such holder was theretofore entitled upon such vesting, and all other terms and conditions of any Replacement PSU, including term to expiry, vesting and conditions to vesting, shall be the same as the Company PSU so exchanged (as may have been amended from time to time), provided however that notwithstanding anything to the contrary in the Company PSU, the Company PSU Holder shall be permitted as a matter of right (and without requiring Company approval) to satisfy any tax withholding obligations upon settlement of the PSU by reducing the number of shares otherwise deliverable under the Company PSU;

(j)	the Company will reduce its stated capital and paid-up capital to $1, without any payment to its shareholders;

(k)

the Company and AcquisitionCo will amalgamate to continue as one corporate entity (as so amalgamated, “Amalco”) with the same effect as if they had amalgamated under Section 276 of the BCBCA (the “Amalgamation”) except that the legal existence of the Company shall not cease and the Company shall survive the Amalgamation as Amalco and the separate legal existence of AcquisitionCo shall cease on the Amalgamation without AcquisitionCo being liquidated or wound up and the Company and AcquisitionCo shall continue as one company. Amalco will be a limited liability company. The Amalgamation is intended to qualify as an amalgamation as defined in subsections 87(1) and 87(11) of the Tax Act. From and after the Amalgamation:

(i)	the name of Amalco will be [•], as will be set out in the notice of articles of Amalco;

(ii)	the shareholders of Amalco will have the powers and the liability provided in the BCBCA;

(iii)

the property, rights and interests of each of the Company and AcquisitionCo will continue to be the property, rights and interests of Amalco, and the Amalgamation will not constitute an assignment by operation of Law, a transfer or any other disposition of the property, rights and interests of either of the Company or AcquisitionCo to Amalco;

(iv)	Amalco will continue to be liable for the obligations of each of the Company and AcquisitionCo;

(v)

any legal proceedings being prosecuted or pending by or against the Company or AcquisitionCo is unaffected by the Amalgamation and every such legal proceeding may be prosecuted, or their prosecution may be continued, as the case may be, by or against Amalco;

(vi)	any existing cause of action, claim or liability to prosecution against either the Company or AcquisitionCo will be unaffected;

(vii)	a conviction against, or a ruling, order or judgment in favour of or against, either the Company or AcquisitionCo may be enforced by or against Amalco;

(viii)	the initial directors of Amalco will be [•], [•] and [•] immediately prior to the Amalgamation, as to be set out in the notice of articles of Amalco;

(ix)

the notice of articles and articles of Amalco will be the notice of articles and articles of the Company immediately prior to the Amalgamation, other than to reflect step 2.3(k)(i) above and the registered and records office of Amalco will be the registered and records office of the Company immediately prior to the Amalgamation;

(x)

each AcquisitionCo Share held by a holder thereof will be cancelled and the holder’s name will be removed from the register of holders of AcquisitionCo Shares, and in consideration therefor, the holder thereof will receive a fully-paid and non-assessable Amalco Share on the basis of one Amalco Share for each AcquisitionCo Share, and the registered holder thereof will be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such AcquisitionCo Shares in accordance with this Plan of Arrangement;

(xi)	all of the issued and outstanding Company Common Shares will be cancelled without any repayment of capital in respect thereof; and

(xii)	the capital of the Amalco Shares will be an amount equal to the paid up capital, as that term is defined in the Tax Act, attributable to the AcquisitionCo Shares immediately prior to the Amalgamation;

(l)	each CCLLC Membership Interest held by Amalco shall be, and shall be deemed to be, transferred to and acquired by HoldingCo in consideration for the HoldingCo Consideration, and:

(i)

Amalco shall cease to be the registered holder of CCLLC Membership Interests and to have any rights as a CCLLC Member other than the right to the HoldingCo Consideration pursuant to this Section 2.3(l) and in accordance with this Plan of Arrangement;

(ii)	the name of Amalco shall be removed from the register of the CCLLC Members maintained by or on behalf of CCLLC;

(iii)

HoldingCo shall be deemed to be the transferee of such CCLLC Membership Interests free and clear of all Liens and shall be entered in the register of the CCLLC Members maintained by or on behalf of CCLLC; and

(iv)

in accordance with the terms of the Company Notes and Company Convertible Notes, Amalco shall be released from all obligations under the Company Notes and Company Convertible Notes, and HoldingCo shall assume all such obligations;

(m)

the Purchaser and Amalco will adopt a plan of complete liquidation of Amalco under Division 3 of Part 10 of the BCBCA and pursuant to subsection 319(1) of the BCBCA, Amalco will commence to wind-up and dissolve in accordance with subsection 88(1) of the Tax Act, and pursuant thereto, will transfer beneficial ownership in all of its property to the Purchaser as its sole shareholder and the Purchaser will assume all obligations of Amalco; and

(n)	each HoldingCo Membership Interest held by the Purchaser shall be, and shall be deemed to be, transferred to and acquired by CUSCo in consideration for a CUSCo Share, and;

(i)

the Purchaser shall cease to be the registered holder of HoldingCo Membership Interests and to have any rights as a HoldingCo Member other than the right to the CUSCo Share pursuant to this Section 2.3(n) and in accordance with this Plan of Arrangement;

(ii)	the name of the Purchaser shall be removed from the register of the HoldingCo Members maintained by or on behalf of HoldingCo; and

(iii)

CUSCo shall be deemed to be the transferee of such HoldingCo Membership Interests free and clear of all Liens and shall be entered in the register of the HoldingCo Members maintained by or on behalf of HoldingCo.

2.4	No Fractional Purchaser Subordinate Voting Shares

In no event shall any fractional Purchaser Subordinate Voting Shares be issued under this Plan of Arrangement. Where the aggregate number of Purchaser Subordinate Voting Shares to be issued to a Company Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Purchaser Subordinate Voting Share being issuable, then the number of Purchaser Subordinate Voting Shares to be issued to such Company Shareholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional Purchaser Subordinate Voting Share thereof, the Purchaser will pay to each such holder a cash payment (rounded down to the nearest cent) based on a price per Purchaser Subordinate Voting Share equal to $7.4296.

2.5	U.S. Securities Laws

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that this Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all: (a) Purchaser Subordinate Voting Shares to be issued to Company Common Shareholders pursuant to Section 2.3(c) and 2.3(e); (b) Replacement Options to be issued in exchange for Company Options pursuant to Section 2.3(g); (c) Replacement RSUs to be issued in exchange for Company RSUs pursuant to Section 2.3(h), and (d) Replacement PSUs to be issued in exchange for Company PSUs pursuant to Section 2.3(i), whether in the United States, Canada or any other country, will be issued in reliance on the Section 3(a)(10) Exemption and similar exemptions under applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement and this Plan of Arrangement.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Each registered holder of Company Shares as of the Record Date may exercise dissent rights with respect to any Company Shares held by such holder (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order and this Section 3.1, provided that, notwithstanding Section 242(1)(a) of the BCBCA, the written objection to the Arrangement Resolution referred to in Section 242(1)(a) of the BCBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder that duly exercises such holder’s Dissent Rights shall, notwithstanding anything to the contrary in Section 245 of the BCBCA, be deemed to have transferred the Company Shares held by such holder and in respect of which Dissent Rights have been validly exercised to the Company for cancellation free and clear of all Liens (other than the right to be paid fair value for such Company Shares as set out in this Section 3.1), as provided in Section 2.3(a) and if they:

(a)

ultimately are entitled to be paid fair value for such Company Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company (solely with Company funds not directly or indirectly provided by Purchaser or its affiliates), which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Company Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Company Shares, shall be deemed to have participated in the Arrangement on the same basis as a Company Shareholder that is not a Dissenting Shareholder and shall be entitled to receive only the Consideration contemplated by Section 2.3(d) hereof that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

3.2	Recognition of Dissenting Shareholders

(a)

In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares as of the Record Date in respect of which such rights are sought to be exercised.

(b)

For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Shareholders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the Company’s central securities register in respect of those Company Shares at the same time as the event described in Section 2.3(a) occurs.

(c)

In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Company RSU Holders, and (ii) holders of Company Shares who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

ARTICLE 4

COMPANY WARRANTS AND COMPANY CONVERTIBLE NOTES

4.1	Company Warrants

In accordance with the terms of the applicable Company Warrant Indenture or the certificate evidencing the applicable Company Warrant, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, in lieu of the Company Common Shares to which such holder was theretofore entitled upon such exercise and for the same aggregate consideration payable therefor, the number of Purchaser Subordinate Voting Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Common Shares to which such holder would have been entitled if such holder had exercised such holder’s Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the applicable Company Warrant Indenture or the certificate evidencing the applicable Company Warrant.

4.2	Exercise of Company Warrants Post-Effective Time

Upon any exercise of a Company Warrant following the Effective Time, the Purchaser shall deliver the Purchaser Subordinate Voting Shares needed to settle such exercise.

4.3	Company Convertible Notes

In accordance with the terms of the Company Trust Indenture, each holder of a Company Convertible Note shall be entitled to receive (and such holder shall accept) upon the conversion of such holder’s Company Convertible Note, in lieu of the Company Common Shares to which such holder was theretofore entitled upon such conversion, the number of Purchaser Subordinate Voting Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Company Common Shares to which such holder would have been entitled if such holder had converted such holder’s Company Convertible Notes immediately prior to the Effective Time. Each Company Convertible Note shall continue to be governed by and be subject to the Company Trust Indenture.

4.4	Conversion of Convertible Notes Post-Effective Time

Upon any conversion of a Company Convertible Note following the Effective Time, the Purchaser shall deliver the Purchaser Subordinate Voting Shares needed to settle such conversion.

4.5	Idem

This Article 4 is subject to adjustment in accordance with the terms of the Company Warrant Indentures, the certificates evidencing the Company Warrants and Company Trust Indenture, as applicable.

ARTICLE 5

CERTIFICATES AND PAYMENTS

5.1	Payment and Delivery of Consideration

(a)

Following receipt of the Final Order and the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 6 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), the Purchaser shall deliver, or cause to be delivered, the Purchaser Subordinate Voting Shares to the Depositary in escrow (the terms of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy the Consideration issuable to the Company Shareholders pursuant to this Plan of Arrangement (other than Company Shareholders who have validly exercised Dissent Rights and who have not withdrawn their notice of objection).

(b)

Upon surrender to the Depositary for cancellation of a certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 2.3(b), Section 2.3(c), or Section 2.3(e), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, such Company Shareholder shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, a certificate or DRS Advice representing the number of Purchaser Subordinate Voting Shares to which such Company Shareholder is entitled to receive under the Arrangement, which Purchaser Subordinate Voting Shares will be registered in such name or names and either (A) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal, or (B) made available for pick up at the offices of the Depositary, in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, and any certificate or DRS Advice representing Company Shares so surrendered shall forthwith thereafter be cancelled.

(c)

Until surrendered as contemplated by this Section 5.1, each certificate or DRS Advice that immediately prior to the Effective Time represented Company Shares (other than Company Shares in respect of which Dissent Rights have been validly exercised and not withdrawn), shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in lieu of such certificate or DRS Advice as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.3. Any such certificate or DRS Advice formerly representing Company Shares not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Company or the Purchaser. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be delivered by the Depositary to the Purchaser or as directed by the Purchaser.

(d)

Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable Consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Company Shareholder has the right to receive in accordance with Section 2.3 and such Company Shareholder’s Letter of Transmittal. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably), or otherwise indemnify the Purchaser and the Depositary in a manner satisfactory to the Purchaser and the Depositary (acting reasonably) against any claim that may be made against the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Withholding Rights

The Purchaser, the Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement, such amounts as the Purchaser, the Company or the Depositary, acting reasonably, determines are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. Each of the Purchaser, the Company and the Depositary shall be permitted to sell or otherwise dispose of, on behalf of any Person, such portion of the Purchaser Subordinate Voting Shares or any other consideration deliverable under the Arrangement to such Person as is necessary to provide sufficient funds to enable the Purchaser, the Company or the Depositary to deduct, withhold or remit any amount for purposes of this Section 5.3 and the Purchaser, the Company or the Depositary, as the case may be, shall notify the applicable Person of the details of such disposition, including the gross and net proceeds and any adjustments thereto, and shall remit any unapplied balance of the net proceeds of such sale or other disposition to the Person.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser and the Company (subject to the Arrangement Agreement), each acting reasonably, (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) be communicated to Company Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Purchaser or the Company (subject to the Arrangement Agreement), as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Company Shareholder.

ARTICLE 7

PARAMOUNTCY

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Company RSUs and Company PSUs, (ii) the rights and obligations of registered and beneficial holders of Company Shares (including Dissenting Shareholders), Company Options, Company RSUs and Company PSUs, and the Company, the Purchaser, the Depositary and any trustee or registrar and transfer agent for the Company Shares, Company Options, Company RSUs and Company PSUs, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Company RSUs and Company PSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 8

FURTHER ASSURANCES

8.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Appendix “A” to the Plan of Arrangement

Closing Certificate

Re: Arrangement Agreement dated as of March 23, 2022 between Cresco Labs Inc. and Columbia Care Inc. (the “Arrangement Agreement”)

Defined terms used but not defined in this certificate shall have the meaning ascribed thereto in the Arrangement Agreement.

Each of the undersigned hereby confirms that the undersigned is satisfied that the conditions precedent to its respective obligations to complete the Arrangement Agreement have been satisfied and that the Arrangement is completed as of 12:01 a.m. (Vancouver time) (the “Effective Time”) on _____________, 2022 (the “Effective Date”).

CRESCO LABS INC.

Per:
Name: Title:

COLUMBIA CARE INC.

Per:
Name: Title:

A-20

SCHEDULE “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) of Columbia Care Inc. (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated [•], 2022 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (as it may be amended, the “Arrangement Agreement”)) made as of [•], 2022 between the Company and Cresco Labs Inc. is hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix [•] to the Circular, is hereby authorized, approved and adopted.

3.

The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.

The Company is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver such documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such documents.

7.

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE “C”

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a)	Fairness Opinions and Directors’ Approvals. As of the date hereof:

(i)

the Company Board has received the Fairness Opinions and confirmation from the Financial Advisors that the Consideration to be received by Company Shareholders under the Arrangement is fair, from a financial point of view, to the Company Shareholders.

(ii)	the Company has been authorized by each of the Financial Advisors to permit inclusion of their respective Fairness Opinions and references thereto and summaries thereof in the Company Circular; and

(iii)

the Company Board has unanimously (i) determined that the Arrangement is in the best interests of the Company and is fair to the Company Shareholders, (ii) resolved to recommend to the Company Shareholders that they vote in favour of the Arrangement Resolution, and (iii) approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Organization and Qualification. The Company and each of its Subsidiaries is a legal entity duly incorporated, formed or continued, as the case may be, and organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of incorporation, formation or continuance, as the case may be, and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is presently being conducted. The Company and each of its Subsidiaries is duly registered, qualified or licensed to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business makes such registration, qualification or licensing necessary, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to the Purchaser complete and correct copies of the Constating Documents of the Company and Columbia Care LLC. Copies of such Constating Documents are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend, supplement or cancel such Constating Documents. Neither the Company nor any of its Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Constating Documents.

(c)

Authority Relative to this Agreement. The Company has all necessary corporate power and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Company as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments (subject to obtaining the Regulatory Approvals, the approval by Company Shareholders of the Arrangement Resolution, the Interim Order and the Final Order). The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and, except for obtaining the Required Approval, the Interim Order and the Final Order in the manner contemplated herein, and the making of all necessary filings under the BCBCA in respect of the Arrangement, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws of general application relating to or affecting rights of creditors and to general equity principles.

(d)

No Violation. Except as set forth in Section (d) of the Company Disclosure Letter, neither the authorization, execution, delivery and performance of this Agreement by the Company nor the completion of the transactions contemplated by this Agreement or the Arrangement will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i)	the Constating Documents of the Company or any of its Subsidiaries;

(ii)

any material Authorization or Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound; or

(iii)

any Laws (assuming compliance with the matters referred to in paragraph (f) below), regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or any of their respective properties or assets;

except (A) in the case of clause (ii) above, for such breaches, defaults, consents, approvals, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not, individually or in the aggregate, be material to the Company and its Subsidiaries on a consolidated basis and (B) in the case of clause (iii), for any violation, default or breach thereof which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)

Governmental Approvals. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement requires no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) any requisite filings under the BCBCA in respect of the Arrangement; (iv) compliance with any applicable Securities Laws and stock exchange rules and regulations; (v) receipt of the Key Regulatory Approvals; and (vi) any actions, filings or notifications the absence of or failure to comply with which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)	Capitalization.

(i)

The authorized share structure of the Company consists of an unlimited number of Company Common Shares, Company Proportionate Voting Shares and preferred shares. As of the date hereof, there are issued and outstanding 361,603,270 Company Common Shares, 147,296.36 Company Proportionate Voting Shares and nil preferred shares.

(ii)

As of the date hereof, an aggregate of up to 27,692 Company Common Shares are issuable upon the exercise of Company Options. Section (g)(ii) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of (i) the number of Company Common Shares subject to each Company Option, (ii) the name of the registered holder, identifying whether such holder is not an employee of the Company, (iii) the grant date, (iv) the date of expiry, (v) the vesting schedule, including details of the extent to which such Company Options are vested and exercisable, and (vi) the exercise price.

(iii)

As of the date hereof, 11,482,766 Company Common Shares are issuable upon the exercise of the Company Warrants. Section (g)(iii) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of (i) the number of Company Common Shares subject to each Company Warrant, (ii) the issue date, (iii) the date of expiry, (iv) the name of the registered holder, (v) the registered address as is shown on the ledgers and registers of the Company as of the date hereof and (vi) the exercise price.

(iv)

As of the date hereof, 7,155,204 Company Common Shares are issuable upon the exercise of the Company PSUs. Section (g)(iv) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of (i) the number of Company Common Shares subject to each Company PSU, (ii) the issue date, (iii) the date of expiry, (iv) the name of the registered holder, (v) the registered address as is shown on the ledgers and registers of the Company as of the date hereof and (vi) the vesting schedule, including details of the extent to which such Company PSUs are vested and exercisable.

(v)

As of the date hereof, 8,305,727 Company Common Shares are issuable upon the exercise of the Company RSUs. Section (g)(v) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of (i) the number of Company Common Shares subject to each Company RSU, (ii) the issue date, (iii) the date of expiry, (iv) the name of the registered holder, (v) the registered address as is shown on the ledgers and registers of the Company as of the date hereof and (vi) the vesting schedule, including details of the extent to which such Company RSUs are vested and exercisable.

(vi)

As of the date hereof, US$5,600,000 principal amount of 5.00% Senior Secured Convertible Notes due December 19, 2023 and US$74,500,000 principal amount of 6.00% Senior Secured Convertible Notes due June 29, 2025 are outstanding. Section (g)(vi) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of (i) the number of Company Common Shares issuable upon conversion of the Company Convertible Notes, (ii) the issue date, (iii) the maturity date, (iv) the name of the registered holder and (v) the registered address as is shown on the ledgers and registers of the Company as of the date hereof.

(vii)

The Company has included in the Company Data Room a true and complete copy of (i) the Company Omnibus Plan governing certain Company Options, Company PSUs and Company RSUs, (ii) true and complete copies of the Company Warrant Indentures and warrant certificates, as applicable, governing the Company Warrants, (iii) true and complete copies of the Company Trust Indentures governing the Company Convertible Notes, (iv) true and complete copies of certificates or agreements governing certain Company PSUs and (v) true and complete copies of certificates or agreements governing certain Company PSUs.

(viii)

Except for the Company Options, Company Warrants, Company PSUs, Company RSUs and Company Convertible Notes disclosed in section (g)(viii) of the Company Disclosure Letter, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges calls, entitlements or other rights, agreements, arrangements subscriptions, rights, entitlements, understandings or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Company or any of its Subsidiaries is a party or by which any of the Company or its Subsidiaries may be bound, obligating or which may obligate the Company or any of its Subsidiaries to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege capital stock, equity interest or other right, agreement, arrangement or commitment.

(ix)

All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Company Common Shares issuable upon the exercise or conversion, as applicable, of the Company Options, Company Warrants, Company PSUs, Company RSUs and Company Convertible Notes in accordance with their respective terms, have been duly authorized and, upon issuance in accordance with their terms assuming full payment therefor, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of the Company (including the Company Shares, Company Options, Company Warrants, Company PSUs, Company RSUs and Company Convertible Notes) have been issued in compliance with all applicable Laws and Securities Laws.

(x)

There are no securities of the Company or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Company Shares on any matter. There are no outstanding contractual or other obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its subsidiaries having the right to vote with the holders of the outstanding Company Shares on any matters.

(xi)

All of the Company Options, Company PSUs and Company RSUs granted or issued prior to December 31, 2021, were granted pursuant to an award agreement that contains a “double trigger” vesting provision upon a change of control of the Company, and such provision has not been amended or modified, whether by amendment to such grant agreement, pursuant to an employment agreement or otherwise, since the date of such grant.

(g)

Ownership of Subsidiaries. Section (g) of the Company Disclosure Letter includes complete and accurate lists of all Subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned by the Company except as disclosed in section (g) of the Company Disclosure Letter. All of the issued and outstanding shares and other ownership interests in the Subsidiaries of the Company are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are legally and beneficially owned free and clear of all Liens (other than Permitted Liens), and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (preemptive, contingent or otherwise) or outstanding contractual or other obligations of the Company or any Subsidiary regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests of any of the Subsidiaries. There are no Contracts, commitments, understandings or restrictions which require any Subsidiaries of the Company to issue, sell or deliver any shares or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares or other ownership interests. Except for ownership of the equity interests in the Subsidiaries listed on Section (g) of the Company Disclosure Letter, the Company, directly or indirectly through any of its Subsidiaries or otherwise, does not own any equity interest of any kind in any other Person.

(h)

Reporting Status and Securities Laws Matters. The Company is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Securities Laws of each of the provinces and territories of Canada other than Quebec. The Company is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Company Common Shares are listed on, and the Company is in compliance in all material respects with the rules and policies of, the CSE, the NEO, the OTCQX and the Frankfurt Stock Exchange. The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada in which it is currently a reporting issuer or to deregister the Company Common Shares under the rules or policies of the CSE, the NEO or any other stock exchange on which the Company Common Shares are listed nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company or the registration of any class of securities of the Company. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and to the knowledge of the Company no inquiry or investigation (formal or informal) of any Securities Authority, the CSE, the NEO or any other stock exchange on which the Company Common Shares are listed is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken. The Company Common Shares are registered under Section 12(g) of the U.S. Exchange Act and the Company has complied in all material respects with its reporting obligations thereunder. The Company is not an “investment company” (as defined in the United States Investment Company Act of 1940, as amended) registered or required to be registered under the United States Investment Company Act of 1940, as amended.

(i)

Company Filings. The Company has, in all material respects, filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and the Company has timely filed or furnished all Company Filings required to be filed or furnished by the Company with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the Company Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. There are no outstanding or unresolved comments in comment letters received from staff of any Securities Authority with respect to the Company Filings, and, to the knowledge of the Company, the Company Filings (other than confidential treatment requests) are not the subject of ongoing review, comment or investigation by any Securities Authority. The Company has not filed any confidential material change report which at the date of this Agreement remains confidential.

(j)

Financial Statements. The consolidated annual audited financial statements of the Company as at and for the year ended December 31, 2020 (including the notes thereto) and all unaudited interim financial statements of the Company and related MD&A filed since that date (collectively, the “Company Financial Statements”) were prepared in accordance with IFRS consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of the Company for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company on a consolidated basis. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons. Other than preparing financial statements in accordance with U.S. GAAP for all periods after September 30, 2021 as opposed to IFRS, there has been no material change in the Company’s accounting policies, except as described in the Company Financial Statements, since December 31, 2020.

(k)

Internal Controls and Financial Reporting. The Company has (i) designed disclosure controls and procedures (as such term is defined in NI 52-109 and under the U.S. Exchange Act (to the extent applicable)) to provide reasonable assurance that material information relating to the Company and its Subsidiaries is made known to the Chief Executive Officer and Chief Financial Officer of the Company on a timely basis, particularly during the periods in which the annual or interim filings (as such terms are defined in NI 52-109) are being prepared; (ii) designed internal controls over financial reporting (as such term is defined in NI 52-109 and under the U.S. Exchange Act (to the extent applicable)) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS for the periods prior to September 30, 2021 and in accordance with U.S. GAAP for the periods following September 30, 2021; (iii) has evaluated the effectiveness of the Company’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of the Company’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. Except as disclosed in the Company Disclosure Letter, to the knowledge of the Company, as of the date of this Agreement:

(i)

there are no material weaknesses (as such term is defined in NI 52-109 and under the U.S. Exchange Act) in the internal controls over financial reporting of the Company that could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information;

(ii)	there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company; and

(iii)

neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor or internal accountant of the Company or any of its Subsidiaries has in the past three years received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with IFRS (to the extent applicable) or standard industry practice.

(l)

Books and Records; Disclosure. The financial books, records and accounts of the Company and its Subsidiaries, but in the case of any Subsidiary, only in respect of the periods where such Subsidiary has been a Subsidiary of the Company: (i) have been maintained, in all material respects, in accordance with applicable Laws and IFRS for the periods prior to September 30, 2021 and in accordance with U.S. GAAP for the periods following September 30, 2021 on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect all transactions, acquisitions and dispositions of the assets of the Company and its Subsidiaries in all material respects; and (iii) accurately and fairly reflect the basis for the Company Financial Statements.

(m)

Independent Auditors. The Company’s auditors since April 26, 2019 were and are independent with respect to the Company within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current, or to the knowledge of the Company, any predecessor, auditors of the Company since the completion of the Company’s reverse takeover transaction on April 26, 2019.

(n)

Minute Books. The corporate minute books of the Company and its Subsidiaries, but in the case of any Subsidiary, only in respect of the periods where such Subsidiary has been a Subsidiary of the Company, contain minutes of materially all meetings and resolutions of their respective boards of directors and committees of their respective board of directors, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders, held according to applicable Laws and are complete and accurate in all material respects.

(o)

No Undisclosed Liabilities. Except as disclosed in section (o) of the Company Disclosure Letter, the Company and its Subsidiaries have no outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Company Financial Statements, which relate to the proposed Arrangement or incurred in the Ordinary Course and which arose after date of the most recent Company Financial Statements (and which do not exceed US$1,500,000).

(p)	No Material Change. Since December 31, 2021, except as set forth in Section (p) of the Company Disclosure Letter or as expressly contemplated by this Agreement:

(i)	the Company and its Subsidiaries have conducted their business only in the Ordinary Course, excluding conduct relating to the proposed Arrangement;

(ii)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(iii)	there has not been any acquisition or sale by the Company or its Subsidiaries of any material property or assets;

(iv)

there has not been any incurrence, assumption or guarantee by the Company or its Subsidiaries of any material debt for borrowed money, any creation or assumption by the Company or its Subsidiaries of any Lien (other than Permitted Liens) on any material asset or any making by the Company or its Subsidiaries of any loan, advance or capital contribution to or investment in any other Person, except as disclosed in the Company Financial Statements prior to the date hereof or as between the Company and any wholly-owned Subsidiary or between two or more wholly-owned Subsidiaries;

(v)	there has been no dividend or distribution of any kind declared, paid or made by the Company on any Company Shares;

(vi)	the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Company Shares;

(vii)

there has not been any increase in or modification of the compensation payable to or to become payable by the Company or its Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance, change in control or termination pay or any increase or modification of any Employee Plans of the Company (including the granting of Company Options, Company PSUs or Company RSUs or other similar rights or awards) made to, for or with any of such directors, officers, employees or consultants, other than annual salary increases and bonuses made in the Ordinary Course;

(viii)

there has not been any acceleration of the time of payment or vesting of entitlements otherwise available under any Employee Plan of the Company or any of its Subsidiaries, including, for certainty, any acceleration of vesting of any Company Options, Company PSUs or Company RSUs or other similar rights or awards by the Company Board or any committee thereof;

(ix)	as of the date hereof, the Company has not removed any auditor or director or terminated any senior officer;

(x)	there has not been any entering into, or amendment of any material terms of, any Material Contract, other than in the Ordinary Course;

(xi)

there has not occurred any default or event of default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any debt of the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) the principal amount of which, together with the principal amount of any other such debt under which there has been a default or event of default, aggregates US$250,000 or more; and

(xii)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company’s or its Subsidiaries’ audited financial statements.

(q)

Litigation. Except as disclosed in section (s) of the Company Disclosure Letter, there is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of the Company, is threatened, affecting the Company or its Subsidiaries or affecting any of their property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to the Company or its Subsidiaries, has or could reasonably be expected to result in liability to the Company or its Subsidiaries in excess of $1,000,000. To the knowledge of the Company, neither the Company, its Subsidiaries nor any of their respective assets or properties are subject to any outstanding judgment, order, writ, injunction or decree material to the Company and its Subsidiaries on a consolidated basis.

(r)	Taxes.

(i)

The Company and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Entities and all such Tax Returns are true and correct in all material respects.

(ii)

The Company and each of its Subsidiaries has duly and timely paid all material Taxes, including all instalments on account of Taxes for the current taxable year that are due and payable by it, whether or not shown on any Tax Return.

(iii)

The Company and each of its Subsidiaries has duly collected all material amounts of all Taxes required to be collected by it and has duly paid and remitted the same to the appropriate Governmental Entity.

(iv)

There are no proceedings, investigations, audits or claims now pending against the Company or its Subsidiaries in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of the Company, has threatened to assert against the Company or its Subsidiaries any deficiency or claim for Taxes or interest thereon or penalties in connection therewith.

(v)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or any of its Subsidiaries.

(vi)	There are no Liens for material Taxes upon any property or assets of the Company and its Subsidiaries (whether owned or leased), except for Permitted Liens.

(vii)

None of the Company or any of its Subsidiaries (A) has ever been a member of an affiliated group as defined in Section 1504 of the Code (or analogous combined, consolidated or unitary group defined under state, local or non-U.S. income Tax Law) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company), (B) has any liability for the Taxes of any Person under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by any contract, or otherwise or (C) is a party to any outstanding agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes, other than any such agreement, understanding, or arrangement the principal purpose of which is not Taxes, other than any such agreement, understanding or arrangement the principal purpose of which is not Taxes.

(viii)

The Company and each of its Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees and any non-resident Person, the amount of all material Taxes and other deductions required by any Laws to be withheld by it from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity.

(ix)

None of the Company or any of its Subsidiaries is or has been a party to, or a promoter of, a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and U.S. Treasury Regulations Section 1.6011-4(b).

(x)

None of the Company or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(xi)

None of Purchaser or any of its affiliates (including following the Effective Time, for the avoidance of doubt, the Company and its Subsidiaries) will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any: (i) adjustment under Code Section 481(a) resulting from a change in method of accounting made by the Company or any of its Subsidiaries prior to the Effective Time for a taxable period ending on or prior to the Effective Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed by the Company or any of its Subsidiaries prior to the Effective Time; (iii) installment sale or open transaction disposition made prior to the Effective Time by the Company or any of its Subsidiaries outside the ordinary course of business; (iv) prepaid amount or deposit received by the Company or any of its Subsidiaries prior to the Effective Time outside the ordinary course of business; or (v) interest held by the Company or any of its Subsidiaries in a controlled foreign corporation before the Effective Time pursuant to Sections 951, 951A or 965 of the Code (including paying any installment of the “net tax liability” described in Section 965(h)(1) of the Code).

(xii)

At no time in the 60 month period preceding the Effective Date, has more than 50% of the fair market value of the shares of the Company been derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource property, (iii) timber resource property or (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii) above, whether or not the property exists.

(xiii)	The Company is a “taxable Canadian corporation” for the purposes of the Tax Act.

(xiv)	The Company is a “domestic corporation” under Section 7874(b) of the Code for United States federal income tax purposes.

(s)	Data Privacy and Security.

(i)

The Company and each of its Subsidiaries complies, and during the past two years has complied, in all material respects, with all Privacy and Information Security Requirements. Neither the Company nor any of its Subsidiaries have been notified in writing of, or is the subject of, any complaint, regulatory investigation or proceeding related to Processing of Personal Data by any third party, Governmental Entity or payment card association, regarding any material violations of any Privacy and Information Security Requirement by or with respect to the Company or any of its Subsidiaries;

(ii)

The Company and each of its Subsidiaries employs commercially reasonable safeguards that comply in all material respects with all applicable Privacy and Information Security Requirements to protect Company Data within its custody or control and requires the same of all vendors under contract with the Company that Process Company Data on its behalf. The Company and each of its Subsidiaries have provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to applicable Governmental Entities), necessary for the Processing (including international and onward transfer) of all Personal Data in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder; and

(iii)

Neither the Company nor any of its Subsidiaries, to the Company’s knowledge, has suffered a security breach with respect to any of the Company Data and, to the Company’s knowledge, there has been no unauthorized or illegal use of, access or disclosure to, or unavailability of any Company Data. Neither the Company nor any of its Subsidiaries has notified, or been required to notify, any Person of any information security breach or other incident involving Personal Data. To the Company’s knowledge, the Company Systems have had no material errors or defects that have not been fully remedied and contain no code designed to disrupt, disable, harm, distort, or otherwise impede in any manner the legitimate operation of such Company Systems (including what are sometimes referred to as “viruses,” “worms,” “time bombs,” or “back doors”) that have not been removed or fully remedied. Neither it nor any of its Subsidiaries, have experienced any disruption to, or interruption in, the conduct of its business that effected the business for more than one calendar week, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software or the Company Systems.

(t)	Property.

(i)

The Company or its Subsidiaries is the registered and beneficial owner of the real property described in section (t) of the Company Disclosure Letter (together with all improvements located thereon and all easements and other rights and interests appurtenant thereto, collectively, the “Company Owned Real Property”) and holds fee simple title thereto, free and clear of all Liens, except Permitted Liens.

(ii)

Other than the Company Owned Real Property, the Company and its Subsidiaries do not own any other real property. Neither the Company nor its Subsidiaries is a party to any Contract or option to purchase any real property or interest therein.

(iii)

In respect of the Company Owned Real Property: neither the Company nor its Subsidiaries have received any notice, and have no knowledge, of any intention of any Governmental Entity to expropriate all or any part of the Company Owned Real Property; there are no leases in respect of the Company Owned Real Property or any portion thereof other than Permitted Liens; no Person has any right of first refusal, option, or other right to acquire the Company Owned Real Property or any part thereof other than Permitted Liens; the Company or its Subsidiaries is not in default under any of its material obligations arising out of any Permitted Liens beyond any applicable cure periods; all necessary permits and approvals have been obtained from the appropriate Governmental Entity in respect of the Company’s and its Subsidiaries present use of and operations on the Company Owned Real Property; the Company and its Subsidiaries have no present or future obligation to pay moneys to any Governmental Entity in connection with any on-site or off-site servicing, including off-site roads, services or utilities, save and except obligations which exist by virtue of the Permitted Liens; to the knowledge of the Company, the use, ownership, occupancy and operation of the Company Owned Real Property in the manner in which it is now used, owned, occupied and operated comply in all material respects with all zoning, building, use, safety or other similar Laws; all improvements on any such parcel are in good operating condition, ordinary wear and tear excepted, are supplied with utilities and other services necessary for the operation of the business of the Company or its Subsidiaries as currently conducted at such Company Owned Real Property and sufficient for their current occupancy and use; neither the Company nor its Subsidiaries has received any notice of any special Tax, levy or assessment for benefits or betterments that affect any parcel of Company Owned Real Property and, to the knowledge of the Company, no such special Taxes, levies or assessments are pending or contemplated.

(iv)

Each property currently leased or subleased by the Company or its Subsidiaries from a third party (together with the improvements included therewith or therein or located thereon, and all easements and other rights and interests in real property appurtenant thereto and all rights and privileges under the leases related thereto, collectively, the “Company Leased Properties”) is listed in section (t) of the Company Disclosure Letter, identifying the documents under which such leasehold interests are held (all written or oral leases, subleases, licenses, concessions and other agreements, including all amendments, modifications, extensions, renewals, guaranties, and other agreements with respect thereto, collectively, the “Company Lease Documents”). The Company or its Subsidiaries, as applicable, holds good and valid leasehold interests in the Company Leased Properties, free and clear of all Liens on the leasehold interest other than Permitted Liens. Each of the Company Lease Documents is valid, binding and in full force and effect as against the Company and its Subsidiaries, as applicable, and to the knowledge of the Company, as against the other parties thereto. Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of the other parties to the Company Lease Documents, is in material breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Company Lease Documents which breach, violation or default has not been cured, and the Company and its Subsidiaries has not received or given any notice of default under any such agreement which remains uncured, and to the knowledge of the Company, no event has occurred which with the giving of notice or passage of time, or both, would constitute a breach or default under any Company Lease Documents. There are no current material disputes with respect to such Company Lease Documents. No security deposit or portion thereof deposited with respect to any Company Lease Documents has been applied in respect of a breach or default thereunder which has not been redeposited in full. Except as disclosed in the Company Disclosure Letter, neither the Company nor its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Company Lease Documents. Neither the Company not its Subsidiaries has subleased, licensed or otherwise granted any other party the right to use or occupy any Company Leased Properties or any portion thereof, and there are no Persons other than the Company or its Subsidiaries occupying or holding valid rights to occupy the Company Leased Properties. Neither the Company nor its Subsidiaries has collaterally assigned or granted any security interest in any Company Lease Documents or any interest therein. The Company Leased Properties, including without limitation, the mechanical systems, HVAC systems, plumbing, electrical, security, utility and sprinkler systems, are in reasonable, working condition, subject only to normal, scheduled maintenance, are reasonably sufficient for the operation thereof for their current use, and, to the Company’s knowledge, there are no material structural or other physical defect or deficiency in the condition of such improvements, and to the Company’s knowledge, there are no facts or conditions that would, individually or in the aggregate, interfere in any material respect with the use or occupancy of such Company Leased Properties in the operation of the business of the Company and its Subsidiaries as currently conducted thereon. Neither the use nor occupancy thereof violates in any way any applicable Laws, licenses, certificates, permits, covenants, conditions or restrictions, whether state, local or private, and the Company or its Subsidiaries has received all required permits, certificates, licenses, authorizations and approvals under Law in connection with the use and occupancy thereof.

(v)

The Company and each of its Subsidiaries has good and valid title to, or a valid and enforceable leasehold interest in, all of its and their respective other material assets and property not listed above in paragraph (t) and the Company’s and its Subsidiaries’ ownership of or leasehold interest in any such property is not subject to any Liens, except for Permitted Liens.

(vi)

The Company Owned Real Property and the Company Leased Properties, as applicable, are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of the Company’s and its Subsidiaries facilities. The Company Owned Real Property and the Company Leased Properties constitute all of the real property owned, leased, subleased, licensed or otherwise used or occupied by the Company and its Subsidiaries or otherwise used in connection with the business of the Company.

(u)	Title to Assets. The Company and its Subsidiaries have valid, good and marketable title to all personal property owned by them, free and clear of all Liens other than Permitted Liens.

(v)	Material Contracts. With respect to the Material Contracts of the Company:

(i)

Section (v) of the Company Disclosure Letter includes a complete and accurate list of all Material Contracts to which the Company is a party and that are currently in force. The Company has made available to the Purchaser for inspection true and complete copies of all such Material Contracts, or such Material Contracts are otherwise available on SEDAR or EDGAR.

(ii)

Except as would not individually or in the aggregate reasonably be expected to be material to the Company, each Material Contract is in full force and effect, and the Company or one of its Subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company or its applicable Subsidiaries has not waived any material rights under a Material Contract and no material default or breach exists in respect thereof on the part of the Company or its applicable Subsidiaries, or to the knowledge of the Company, on the part of any other party thereto, and, to the knowledge of the Company, no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(iii)

All of the Material Contracts are valid and binding obligations of the Company or one of its Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iv)

As at the date hereof, neither the Company nor any of its Subsidiaries has received written notice that any party to a Material Contract, intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Company, no such action has been threatened.

(v)	Neither the entering into of this Agreement, nor the consummation of the Arrangement will trigger any change of control or similar provisions in any of the Material Contracts.

(w)	Authorizations.

(i)	Section (w) of the Company Disclosure Letter sets forth all material Authorizations necessary for the conduct of the Company Business.

(ii)

The Company and its Subsidiaries have obtained and are in compliance with all material Authorizations required by applicable Laws in all material respects, necessary to conduct their current business as now being conducted.

(iii)

All material Authorizations of the Company and its Subsidiaries are in full force and effect, and, to the knowledge of the Company, no Person has threatened to revoke, amend, suspend, cancel, modify, not renew or impose any condition in respect of, or to the Company’s knowledge, commenced proceedings to revoke, amend, suspend, cancel, modify, not renew or impose conditions in respect of, any such material Authorization.

(iv)

No material Authorizations of the Company or any of its Subsidiaries will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(v)

To the knowledge of the Company, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such material Authorizations as are necessary to conduct the business of the Company and its Subsidiaries as it is currently being conducted.

(x)	Environmental Matters.

(i)

The Company and each of its Subsidiaries have, in all material respects, carried on its and their businesses and operations in compliance with all applicable Environmental Laws. The Company and each of its Subsidiaries have obtained and are in compliance with all Authorizations required under any Environmental Laws for the operation for their businesses.

(ii)

Neither the Company nor any its Subsidiaries have received any order, request or written notice from any Person alleging a violation of any Environmental Law or that the Company or any of its Subsidiaries are required to carry out any work, incur any costs or assume any liabilities pursuant to any Environmental Law or pursuant to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(iii)

There are no hazardous substances or other conditions on, at, in, under or emanating from any property currently, or to the knowledge of the Company, previously owned, operated, leased or used by the Company or any of its Subsidiaries that could reasonably be expected to result in liability for the Company or any of its Subsidiaries under any Environmental Law or otherwise adversely affect the Company or any of its Subsidiaries.

(iv)

There are no pending claims or, to the knowledge of the Company, threatened claims, against the Company or any of its Subsidiaries arising out of any Environmental Laws or alleging any obligation of the Company or its Subsidiaries to conduct any investigation or remedial action with respect to any environmental condition.

(v)

Neither the Company nor any of its Subsidiaries has generated, treated, stored, transported, disposed of, or arranged for the transport or disposal of any hazardous substances except in compliance with applicable Environmental Laws.

(vi)

No property currently or previously owned, operated, leased or used by the Company or any of its Subsidiaries is listed on or proposed for listing on the U.S. Environmental Protection Agency’s National Priorities List pursuant to the Comprehensive Environmental

Response, Compensation and Liability Act, 42 U.S.C. § 7601 et seq., or in the Superfund Enterprise Management System Database, or any similar federal, state or provincial list of sites, and to the Company’s knowledge no conditions exist at such properties that, if known to a Governmental Entity, would qualify such property for inclusion on any such list.

(vii)

Neither the Company nor any of its Subsidiaries is subject to any orders or agreements requiring any of them to investigate or remediate any property, or to indemnify or compensate any other entity for investigating or remediating any property.

(y)	Compliance with Laws.

(i)	The Company and each of its Subsidiaries have complied with and are not in violation, in any material respect, of any applicable Laws.

(ii)

With the exception of immaterial deficiencies that have been previously remedied, neither the Company nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (1) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws) that has not been cured as of the date hereof or (2) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Entity involving material allegations of any violation of any Law (other than Environmental Laws) by the Company or any of its Subsidiaries is threatened or contemplated.

(iii)

Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (v) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature in connection with the business of the Company and its Subsidiaries.

(iv)

To the knowledge of the Company, no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity is pending or threatened.

(v)

None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries, has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Government of Canada or any other relevant sanctions authority (collectively, “Sanctions”) imposed upon any such person, and the Company and its Subsidiaries are not in violation of any of the Sanctions or Law or executive order relating thereto, and are not conducting business with any person subject to any Sanctions.

(z)	Employment & Labour Matters. Except as disclosed in section (bb) of the Company Disclosure Letter:

(i)	Neither the Company nor any of its Subsidiaries are:

(1)

party to any Contract providing for any required timing of termination notice, payment in lieu of termination notice, change of control payments, or severance payments to any current or former director, officer or employee of the Company or its Subsidiaries other than such arising from any applicable Law; and

(2)

party to any Collective Agreement nor, to the knowledge of the Company, subject to any application for certification or threatened union-organizing campaigns for employees not covered under a Collective Agreement nor are there any current, or to the knowledge of the Company, pending or threatened strikes or lockouts at the Company or its Subsidiaries.

(ii)	There are no labour disputes, strikes, organizing activities or work stoppages against the Company or any of its Subsidiaries pending, or to knowledge of the Company, threatened.

(iii)

The execution, delivery and performance of this Agreement and the consummation of the Arrangement will not result in the automatic acceleration of the time of payment or vesting of entitlements otherwise available under any Employee Plan of the Company or any of its Subsidiaries.

(iv)

The Company and each of its Subsidiaries has been and is now in compliance, in all material respects, with all terms and conditions of employment, with respect to employment and labour, including, wages, hours of work, overtime, human rights, occupational health and safety and workers compensation, and there are no current, or, to the knowledge of the Company, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Entity or labour arbitrator with respect to any of the foregoing Employee Plans of the Company and its Subsidiaries (other than routine claim for benefits).

(v)

To the knowledge of the Company, no executive or management-level employee of the Company or its Subsidiaries (A) has any present intention to terminate their employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any other Person besides the Company or its Subsidiaries which would materially impede the business of the Company or any of its Subsidiaries, be material to the performance of such employee’s employment duties, or the ability of the Company and any of its Subsidiaries, or the Purchaser and any of its Subsidiaries to conduct the business.

(vi)

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any provincial or state workers’ compensation statute or regulation, and nether the Company nor any of its Subsidiaries has been reassessed in any respect under such statute or regulation during the past three years and, to the knowledge of the Company, no audit of the Company or any its Subsidiaries is currently being performed pursuant to any provincial or state workers’ compensation statute or regulation, and, to the knowledge of the Company, there are no claims or potential claims which may adversely affect the Company’s or any of its Subsidiaries’ accident cost experience in respect of the business.

(vii)

Section (z) of the Company Disclosure Letter contains a correct and complete list of each member of management of the Company and its Subsidiaries, indicating their respective location, hire date, position, salary, benefits and current status (full time, part-time, active, non- active), as applicable and whether they are subject to a written employment contract.

(viii)

Each independent contractor/consultant of the Company has, to the knowledge of the Company, been properly classified by the Company and its Subsidiaries as an independent contractor and neither the Company, nor any of its Subsidiaries has received any notice from any Governmental Entity disputing such classification.

(ix)	Section (z) of the Company Disclosure Letter lists all Employee Plans of the Company and its Subsidiaries.

(x)

No Employee Plan of the Company or any of its Subsidiaries is, or includes any plan or provision that is, a “defined benefit plan” as such term is defined in Section 3(35) of the Employee Retirement Income Security Act of 1974, as amended.

(xi)

All Employee Plans of the Company and its Subsidiaries are and have been established, registered, funded and administered in all material respects: in (x) accordance with applicable Laws and (y) in accordance with their terms. To the knowledge of the Company, no fact or circumstance exists which could reasonably be expected to adversely affect the registered status of any such Employee Plan.

(xii)

All contributions, premiums or taxes required to be made or paid by the Company or any of its Subsidiaries under the terms of each Employee Plan of the Company and its Subsidiaries or by applicable Laws have been made in a timely fashion.

(aa)	Intellectual Property.

(i)

The Company and its Subsidiaries own all right, title and interest in and to, or is validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as currently conducted, of the Company and its Subsidiaries (collectively, the “Company Intellectual Property Rights”). To the knowledge of the Company, all such Company Intellectual Property Rights are valid and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally). To the knowledge of the Company, the operation of the businesses of the Company and its Subsidiaries, including the manufacture, marketing, use, and sale of the products and services of the Company and its Subsidiaries, and the use and exploitation of the Company Intellectual Property Rights do not infringe upon, misappropriate, or otherwise violate the Intellectual Property rights of any third party. To the knowledge of the Company, no third party is infringing upon, misappropriating, or otherwise violating the Company Intellectual Property Rights.

(ii)

Section (aa) of the Company Disclosure Letter sets forth an accurate and complete list of all registered or applied for trademarks, trade names, service marks, domain names, patents, and copyrights owned or purported to be owned by the Company and its Subsidiaries.

(iii)

The Company and its Subsidiaries have taken commercially reasonable steps to maintain their rights to the Company Intellectual Property Rights and to protect and preserve the confidentiality of, and their exclusive right to use, all of their trade secrets and material confidential information and know-how, and, to the knowledge of the Company, no such trade secrets, information, or know-how have been improperly used or accessed by, or disclosed (other than under obligations of confidentiality) to any other Person.

(bb)

Related Party Transactions. Except as disclosed in section (dd) of the Company Disclosure Letter and other than standard employment-related agreements entered into in the Ordinary Course, there are no Contracts or other transactions currently in place between the Company or any of its Subsidiaries, on the one hand, and: (i) any director, officer or employee of the Company or any of its Subsidiaries or any registered or beneficial holder of more than five percent of the Company Shares as of the date of this Agreement; and (ii) any affiliate or associate of any such, director, officer, employee or shareholder. Except as disclosed in section (bb) of the Company Disclosure Letter, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Company Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(cc)

Brokers. Other than as disclosed in section (cc) of the Company Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

(dd)

Insurance. As of the date hereof, the Company and each of its Subsidiaries have such policies of insurance as are included in the Company Data Room. All material insurance policies with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, no written notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder. To the knowledge of the Company, there is no material claim pending under any insurance policy of the Company or its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(ee)	Warranties and Claims.

(i)

Within the two-year period prior to the date hereof, no material recalls, reworks (except in respect of cannabis potency labelling), withdrawals, or post-sale warnings of any Product, have been required or suggested by the Company, or any provided to the Company by a Governmental Entity with respect to such Products and, to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to result in any such recall or withdrawal.

(ii)

Except in the Ordinary Course, the Company has not made any material product warranty or liability claim or court proceeding (or claim in the nature thereof) in connection with the Products against any supplier within two years prior to the date hereof which claim or proceeding remains outstanding.

(iii)

Except in the Ordinary Course, the Company has not received any material product warranty or liability claim or court proceeding (or claim in the nature thereof) in connection with the Products from any customer within two years prior to the date hereof which claim or proceeding remains outstanding.

(ff)

Competition Act. Each of (i) the aggregate value of the assets in Canada that are owned by the Company or by entities controlled by the Company, and (ii) the gross revenues from sales in or from Canada generated from those assets described in (i), do not exceed $93 million, all values being determined in accordance with the Competition Act.

(gg)	Investment Canada Act. None of the Company nor any of its Subsidiaries is a “Canadian business” (as defined under the Investment Canada Act).

(hh)

No Misrepresentation. No representation or warranty contained in this Schedule “C” or in the Company Disclosure Letter contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made herein or therein, in light of the circumstances in which they were made, not misleading.

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(a)

Organization and Qualification. The Purchaser and each of its Subsidiaries is a legal entity duly incorporated or formed, as the case may be, and organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of incorporation or formation, and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is presently being conducted. The Purchaser and each of its Subsidiaries is duly registered, qualified or licensed to do business and is in good standing in each jurisdiction where ownership, leasing or operation of its assets or properties or conduct of its business makes such registration, qualification or licensing necessary. The Purchaser has made available to the Purchaser complete and correct copies of the Constating Documents of the Purchaser and Cresco Labs, LLC. Copies of such Constating Documents are accurate and complete as of the date hereof and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend, supplement or cancel such Constating Documents in any material respect. Neither the Purchaser nor any of its Subsidiaries is in material default of the performance, observance or fulfillment of any of the provisions of its respective Constating Documents.

(b)

Authority Relative to this Agreement. The Purchaser has all necessary corporate power and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Purchaser as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Purchaser and the performance by the Purchaser of its obligations under this Agreement have been duly authorized by the Purchaser’s board or directors and no other corporate proceedings on its part are necessary to authorize this Agreement, the Arrangement or the issuance of the Consideration Shares or Purchaser Shares upon the exercise of Replacement Options, Replacement RSUs, Replacement PSUs, Company Convertible Notes or Company Warrants. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and to general equity principles.

(c)

No Violation. Except as set forth in Section (c) of the Purchaser Disclosure Letter, neither the authorization, execution and delivery of this Agreement by the Purchaser nor the completion of the transactions contemplated by this Agreement or the Arrangement will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i)	the Constating Documents of the Purchaser or any of its Subsidiaries;

(ii)

any material Authorization or Material Contract to which the Purchaser or any of its Subsidiaries is a party or by which the Purchaser or any of its Subsidiaries or its or any of their respective properties or assets are bound; or

(iii)

any Laws (assuming compliance with the matters referred to in paragraph (f) below), regulation, order, judgment or decree applicable to the Purchaser or any of its Subsidiaries or any of their respective properties or assets;

except in case for any violation, default or breach thereof which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(d)

Governmental Approvals. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Arrangement requires no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) any requisite filings under the BCBCA in respect of the Arrangement (iv) compliance with any applicable Securities Laws and stock exchange rules and regulations; (v) receipt of the Key Regulatory Approvals; and (vi) any actions, filings or notifications the absence of which would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(e)	Capitalization.

(i)

The authorized share structure of the Purchaser consists of: (i) an unlimited number of Purchaser Super Voting Shares in the capital of the Purchaser; (ii) an unlimited number of Purchaser Subordinate Voting Shares in the capital of the Purchaser; (iii) an unlimited number of Purchaser Proportionate Voting Shares in the capital of the Purchaser; and (iv) an unlimited number of Purchaser Special Subordinate Voting Shares. As of the date hereof, (A) 500,000 Purchaser Super Voting Shares in the capital of the Purchaser were issued and outstanding; (B) 271,890,868 Purchaser Subordinate Voting Shares in the capital of the Purchaser were issued and outstanding; (C) 102,361 Purchaser Proportionate Voting Shares in the capital of the Purchaser were issued and outstanding (which are convertible on a 1:200 basis into 20,472,294 Purchaser Subordinate Voting Shares); and (D) 63,868,296 Purchaser Special Subordinate Voting Shares were issued and outstanding and convertible on a 1:0.00001 basis into 639 Purchaser Subordinate Voting Share.

(ii)

As February 28, 2022, (A) an aggregate of 24,464,608 Purchaser Subordinate Voting Shares in the capital of the Purchaser are issuable upon the exercise of outstanding options issued pursuant to the long-term incentive plan of the Purchaser, (B) an aggregate of 3,552,599 Purchaser Subordinate Voting Shares in the capital of the Purchaser are issuable upon the settlement of restricted share units issued pursuant to the long-term incentive plan of the Purchaser, (C) an aggregate of 9,519,554 Purchaser Subordinate Voting Shares in the capital of the Purchaser are issuable upon the exercise of outstanding warrants of the Purchaser, (D) an aggregate of 108,440,164 Purchaser Subordinate Voting Shares in the capital of the Purchaser are issuable upon the redemption of redeemable units of Cresco Labs, LLC, and (E) an aggregate of 78,977 Purchaser Subordinate Voting Shares in the capital of the Purchaser are issuable in connection with the acquisition by the Purchaser of CannaRoyalty Corp. d/b/a Origin House. There have been no material increases in the outstanding securities of the Purchaser since February 28, 2022. As of the date hereof, except for such Purchaser Subordinate Voting Shares in the capital of the Purchaser described in the immediately preceding sentence and the Consideration Shares issuable in connection with the Arrangement, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which the Purchaser or any of its Subsidiaries is a party or by which any of the Purchaser or its Subsidiaries may be bound, obligating or which may obligate the Purchaser or any of its Subsidiaries to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment.

(iii)

Each of the outstanding Purchaser Super Voting Shares, the Purchaser Subordinate Voting Shares and the Purchaser Proportionate Voting Shares in the capital of the Purchaser are duly authorized, validly issued, fully paid, and non-assessable, and all Purchaser Subordinate Voting Shares issuable upon the exercise of the outstanding options and warrants of the Purchaser, in accordance with their respective terms, have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of the Purchaser (including the super voting shares, the subordinate voting shares, the proportionate voting shares, the options and the warrants) have been issued in compliance with all applicable Laws and Securities Laws.

(iv)

Other than the Purchaser Super Voting Shares and the Purchaser Proportionate Voting Shares of the Purchaser, there are no securities of the Purchaser or of any of its Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Purchaser Subordinate Voting Shares on any matter. There are no outstanding contractual or other obligations of the Purchaser or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of the Purchaser or any of its Subsidiaries having the right to vote with the holders of the outstanding Purchaser Subordinate Voting Shares on any matters.

(f)

Purchaser Shares. The Consideration Shares to be issued pursuant to the Arrangement and the Purchaser Shares to be issued upon the exercise of Replacement Options, Replacement RSUs, Replacement PSUs, Company Convertible Notes and Company Warrants have been duly authorized and reserved for issuance and, upon issuance, will be validly issued as fully paid and non-assessable shares in the capital of the Purchaser, will not have been issued in violation of any pre-emptive rights or contractual rights to purchase securities and will be listed for trading on the CSE.

(g)

Ownership of Subsidiaries. Section (g) of the Purchaser Disclosure Letter includes complete and accurate lists of all Subsidiaries owned, directly or indirectly, by the Purchaser, each of which is wholly-owned by the Purchaser except as disclosed in section (g) of the Purchaser Disclosure Letter. All of the issued and outstanding shares and other ownership interests in the Subsidiaries of the Purchaser are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Purchaser are legally and beneficially free and clear of all Liens (other than Permitted Liens), and there are no outstanding options, warrants, rights or outstanding contractual or other obligations of the Purchaser or any Subsidiary regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests of any of the Subsidiaries.

(h)

Reporting Status and Securities Laws Matters. The Purchaser is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada. The Purchaser is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of the Purchaser, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Purchaser Shares are listed on and the Purchaser is in compliance with the rules and policies of, the CSE and no delisting, suspension of trading in or cease trading order with respect to any securities of the Purchaser is in effect and to the knowledge of the Purchaser, no inquiry or investigation (formal or informal) of any Securities Authority or the CSE is in effect or ongoing or, to the knowledge of the Purchaser, expected to be implemented or undertaken. The Purchaser has not taken any action to cease to be a reporting issuer in any province nor has the Purchaser received any notification from any Securities Authority seeking to revoke the reporting issuer status of the Purchaser. The Purchaser Shares are registered under Section 12(g) of the U.S. Exchange Act, and the Purchaser has complied in all material respects with its reporting obligations thereunder. The Purchaser is not an “investment company” (as defined in the United States Investment Company Act of 1940, as amended) registered or required to be registered under the United States Investment Company Act of 1940, as amended. As of the date hereof the Purchaser is, and at all times since January 1, 2020 the Purchaser has been, a “foreign private issuer” as defined in Rule 3b-4(c) of the U.S. Exchange Act.

(i)

Purchaser Filings. The Purchaser has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and the Purchaser has timely filed or furnished all Purchaser Filings required to be filed or furnished by the Purchaser with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the Purchaser Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. There are no outstanding or unresolved comments in comment letters received from staff of any applicable Securities Authority with respect to the Purchaser Filings, and, to the knowledge of the Purchaser, the Purchaser Filings (other than confidential treatment requests) are not the subject of ongoing review, comment or investigation by any applicable Securities Authority. The Purchaser has not filed any confidential material change report which at the date of this Agreement remains confidential.

(j)

Financial Statements. The Purchaser’s consolidated annual audited financial statements as at and for the fiscal years ended December 31, 2020 and 2019 (including the notes thereto) and related MD&A and all interim financial statements and related MD&A filed since December 31, 2020 (collectively, the “Purchaser Financial Statements”) were prepared in accordance with IFRS consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period- end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of the Purchaser for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by U.S. GAAP in respect of all material contingent liabilities, if any, of the Purchaser on a consolidated basis. There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its Subsidiaries with unconsolidated entities or other Persons. There has been no material change in the Purchaser’s accounting policies, except as described in the Purchaser Financial Statements, since December 31, 2020.

(k)

Internal Controls and Financial Reporting. The Purchaser has (i) designed disclosure controls and procedures (as such term is defined in NI 52-109 and under the U.S. Exchange Act (to the extent applicable)) to provide reasonable assurance that material information relating to the Purchaser and its Subsidiaries is made known to the Chief Executive Officer and Chief Financial Officer of the Purchaser on a timely basis, particularly during the periods in which the annual or interim filings (as such terms are defined in NI 52-109) are being prepared; (ii) designed internal controls over financial reporting (as such term is defined in NI 52-109 and under the U.S. Exchange Act (to the extent applicable)) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP; (iii) has evaluated the effectiveness of the Purchaser’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of the Purchaser’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. Except as disclosed in the Purchaser Disclosure Letter, to the knowledge of the Purchaser, as of the date of this Agreement:

(i)

there are no material weaknesses (as such term is defined in NI 52-109 and under the U.S. Exchange Act) in the internal controls over financial reporting of the Purchaser that could reasonably be expected to adversely affect the Purchaser’s ability to record, process, summarize and report financial information;

(ii)	there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Purchaser; and

(iii)

neither the Purchaser nor any of its Subsidiaries nor, to the knowledge of the Purchaser, any director, officer, employee, auditor or internal accountant of the Purchaser or any of its Subsidiaries has in the past three years received or otherwise had or obtained knowledge of any written complaint, allegation, assertion, or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchaser or any of its Subsidiaries or their respective internal accounting controls, including that the Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices that are inconsistent with U.S. GAAP (to the extent applicable) or standard industry practice.

(l)

Books and Records; Disclosure. The financial books, records and accounts of the Purchaser and its Subsidiaries, but in the case of any Subsidiary, only in respect of the periods where such Subsidiary has been a Subsidiary of the Purchaser: (i) have been maintained, in all material respects, in accordance with applicable Laws and IFRS for the periods prior to September 30, 2021 and in accordance with U.S. GAAP for the periods following September 30, 2021 on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect all transactions, acquisitions and dispositions of the assets of the Purchaser and its Subsidiaries in all material respects; and (iii) accurately and fairly reflect the basis for the Purchaser Financial Statements.

(m)

Independent Auditors. The Purchaser’s current auditors are independent with respect to the Purchaser within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current, or to the best knowledge of the Purchaser any predecessor, auditors of the Purchaser during the last two years.

(n)

No Undisclosed Liabilities. Except as disclosed in section (o) of the Purchaser Disclosure Letter, the Purchaser and its Subsidiaries have no outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in the Purchaser Financial Statements, which relate to the proposed Arrangement or incurred in the Ordinary Course and which arose after the date of the most recent Purchaser Financial Statements (and which do not exceed US$5,000,000).

(o)	No Material Change. Since December 31, 2021, except as set forth in Section (o) of the Purchaser Disclosure Letter or as expressly contemplated by this Agreement:

(i)	the Purchaser and its Subsidiaries have conducted their business only in the Ordinary Course, excluding conduct relating to the proposed Arrangement;

(ii)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect;

(iii)	there has been no dividend or distribution of any kind declared, paid or made by the Purchaser on any Purchaser Shares;

(iv)	the Purchaser has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Purchaser Shares;

(v)	as of the date hereof, the Purchaser has not removed any auditor or director or terminated any senior officer; and

(vi)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Purchaser’s or its Subsidiaries’ audited financial statements.

(p)

Restrictions on Business Activities. Excluding matters related to the proposed Arrangement, there is no judgment, injunction, order or decree binding upon the Purchaser or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Purchaser or any of its Subsidiaries or affiliates, any acquisition of property by the Purchaser or any of its Subsidiaries or affiliates, or the conduct of business by the Purchaser or any of its Subsidiaries or affiliates, as currently conducted (including following the transactions contemplated by this Agreement).

(q)	Authorizations.

(i)	The Purchaser and its Subsidiaries have obtained and are in compliance with all material Authorizations required by applicable Laws, necessary to conduct their current business as now being conducted.

(ii)

All material Authorizations of the Purchaser and its Subsidiaries are in full force and effect, and, to the knowledge of the Purchaser, no Person has threatened to revoke, amend, suspend, cancel, modify, not renew or impose any condition in respect of, or to the Purchaser’s knowledge, commenced proceedings to revoke, amend, suspend, cancel, modify, not renew or impose conditions in respect of, any such material Authorization.

(iii)

No material Authorizations of the Purchaser or any of its Subsidiaries will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(iv)

There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such material Authorizations as are necessary to conduct the business of the Purchaser and its Subsidiaries as it is currently being conducted.

(r)

Shareholder Approval. No vote or approval of the holders of the Purchaser Shares or the holder of any other securities of the Purchaser is necessary to approve this Agreement, the Arrangement or the transactions contemplated hereby.

(s)

Litigation. Except as disclosed in section (r) of the Purchaser Disclosure Letter, there is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of the Purchaser, is threatened, affecting the Purchaser or its Subsidiaries or affecting any of their property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to the Purchaser or its Subsidiaries, has or could reasonably be expected to result in liability to the Purchaser or its Subsidiaries in excess of $2,500,000. To the knowledge of the Purchaser, neither the Purchaser, its Subsidiaries nor any of their respective assets or properties are subject to any outstanding judgment, order, writ, injunction or decree material to the Purchaser and its Subsidiaries on a consolidated basis.

(t)	Taxes.

(i)

The Purchaser and each of its Subsidiaries has duly and timely filed all material Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Entities and all such Tax Returns are true and correct in all material respects.

(ii)

The Purchaser and each of its Subsidiaries has duly and timely paid all material Taxes, including all installments on account of Taxes for the current taxable year that are due and payable by it, whether or not shown on any Tax Return.

(iii)

The Purchaser and each of its Subsidiaries has duly and timely collected all material amounts of all Taxes required to be collected and has duly and timely paid and remitted the same to the appropriate Governmental Entity.

(iv)

There are no proceedings, investigations, audits or claims now pending against the Purchaser or its Subsidiaries in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of the Purchaser, has threatened to assert against the Purchaser or its Subsidiaries any deficiency or claim for Taxes or interest thereon or penalties in connection therewith.

(v)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Purchaser or any of its Subsidiaries other than, in each case, as the result of extending the due date of a Tax Return.

(vi)	There are no Liens for material Taxes upon any property or assets of the Purchaser and its Subsidiaries (whether owned or leased), except for Permitted Liens.

(vii)

None of the Purchaser or any of its Subsidiaries has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by any contract, or otherwise or (C) is a party to any outstanding agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes other than any such agreement, understanding, or arrangement the principal purpose of which is not Taxes.

(viii)

The Purchaser and each of its Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees and any non-resident Person, the amount of all material Taxes and other deductions required by any Laws to be withheld by it from any such amount and has duly and timely remitted the same to the appropriate Governmental Entity.

(ix)

None of the Purchaser or any of its Subsidiaries is or has been a party to, or a promoter of, a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b).

(x)

None of the Purchaser or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(xi)

At no time in the 60 month period preceding the Effective Date, has more than 50% of the fair market value of the shares of the Purchaser been derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource property, (iii) timber resource property or (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii) above, whether or not the property exists.

(xii)	The Purchaser is a “taxable Canadian corporation” for the purposes of the Tax Act.

(xiii)	The Purchaser is a “domestic corporation” under Section 7874(b) of the Code for United States federal income tax purposes.

(u)	Data Privacy and Security.

(i)

The Purchaser and each of its Subsidiaries complies, and during the past two years has complied, in all material respects, with all Privacy and Information Security Requirements. Neither the Purchaser nor any of its Subsidiaries have been notified in writing of, or is the subject of, any complaint, regulatory investigation or proceeding related to Processing of Personal Data by any third party, Governmental Entity or payment card association, regarding any material violations of any Privacy and Information Security Requirement by or with respect to the Purchaser or any of its Subsidiaries;

(ii)

The Purchaser and each of its Subsidiaries employs commercially reasonable safeguards that comply in all respects with all applicable Privacy and Information Security Requirements to protect Purchaser Data within its custody or control and requires the same of all vendors under contract with the Purchaser that Process Purchaser Data on its behalf. The Purchaser and each of its Subsidiaries have provided all requisite notices and obtained all required consents, and satisfied all other requirements (including but not limited to notification to applicable Governmental Entities), necessary for the Processing (including international and onward transfer) of all Personal Data in connection with the conduct of the business as currently conducted and in connection with the consummation of the transactions contemplated hereunder, except to the extent that any failure to do so would not have, individually or in the aggregate, a Purchaser Material Adverse Effect; and

(iii)

Neither the Purchaser nor any of its Subsidiaries, to the Purchaser’s knowledge, has suffered a security breach with respect to any of the Purchaser Data and, to the Purchaser’s knowledge, there has been no unauthorized or illegal use of, access or disclosure to, or unavailability of any Purchaser Data. Neither the Purchaser nor any of its Subsidiaries has notified, or been required to notify, any Person of any information security breach or other incident involving Personal Data. To the Purchaser’s knowledge, the Purchaser Systems have had no material errors or defects that have not been fully remedied and contain no code designed to disrupt, disable, harm, distort, or otherwise impede in any manner the legitimate operation of such Purchaser Systems (including what are sometimes referred to as “viruses,” “worms,” “time bombs,” or “back doors”) that have not been removed or fully remedied. Neither it nor any of its Subsidiaries, have experienced any disruption to, or interruption in, the conduct of its business that effected the business for more than one calendar week, and attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software or the Purchaser Systems.

(v)	Property.

(i)

The Purchaser or its Subsidiaries is the registered and beneficial owner of the real property described in section (v) of the Purchaser Disclosure Letter (together with all improvements located thereon and all easements and other rights and interests appurtenant thereto, collectively, the “Purchaser Owned Real Property”) and holds fee simple title thereto, free and clear of all Liens, except Permitted Liens.

(ii)

Other than the Purchaser Owned Real Property, the Purchaser and its Subsidiaries do not own any other real property. Neither the Purchaser nor its Subsidiaries is a party to any Contract or option to purchase any real property or interest therein.

(iii)

In respect of the Purchaser Owned Real Property: neither the Purchaser nor its Subsidiaries have received any notice, and have no knowledge, of any intention of any Governmental Entity to expropriate all or any part of the Purchaser Owned Real Property; there are no leases in respect of the Purchaser Owned Real Property or any portion thereof other than Permitted Liens; no Person has any right of first refusal, option, or other right to acquire the Purchaser Owned Real Property or any part thereof other than Permitted Liens; the Purchaser or its Subsidiaries is not in default under any of its material obligations arising out of any Permitted Liens beyond any applicable cure periods; all necessary permits and approvals have been obtained from the appropriate Governmental Entity in respect of the Purchaser’s and its Subsidiaries present use of and operations on the Purchaser Owned Real Property; the Purchaser and its Subsidiaries have no present or future obligation to pay moneys to any Governmental Entity in connection with any on-site or off-site servicing, including off-site roads, services or utilities, save and except obligations which exist by virtue of the Permitted Liens; to the knowledge of the Purchaser, the use, ownership, occupancy and operation of the Purchaser Owned Real Property in the manner in which it is now used, owned, occupied and operated comply in all material respects with all zoning, building, use, safety or other similar Laws; all improvements on any such parcel are in good operating condition, ordinary wear and tear excepted, are supplied with utilities and other services necessary for the operation of the business of the Purchaser or its Subsidiaries as currently conducted at such Purchaser Owned Real Property and sufficient for their current occupancy and use; neither the Purchaser nor its Subsidiaries has received any notice of any special Tax, levy or assessment for benefits or betterments that affect any parcel of Purchaser Owned Real Property and, to the knowledge of the Purchaser, no such special Taxes, levies or assessments are pending or contemplated.

(iv)

Each property currently leased or subleased by the Purchaser or its Subsidiaries from a third party (together with the improvements included therewith or therein or located thereon, and all easements and other rights and interests in real property appurtenant thereto and all rights and privileges under the leases related thereto, collectively, the “Purchaser Leased Properties”) is listed in section (v) of the Purchaser Disclosure Letter,. The Purchaser or its Subsidiaries, as applicable, holds good and valid leasehold interests in the Purchaser Leased Properties, free and clear of all Liens on the leasehold interest other than Permitted Liens. Each of the documents under which the Purchaser’s direct and indirect interests in the Purchaser Leased Properties are held (including all written or oral leases, subleases, licenses, concessions and other agreements, including all amendments, modifications, extensions, renewals, guaranties, and other agreements with respect thereto, collectively, the “Purchaser Lease Documents”) is valid, binding and in full force and effect as against the Purchaser and its Subsidiaries, as applicable, and to the knowledge of the Purchaser, as against the other parties thereto. Neither the Purchaser, its Subsidiaries nor, to the knowledge of the Purchaser, any of the other parties to the Purchaser Lease Documents, is in material breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Purchaser Lease Documents which breach, violation or default has not been cured, and the Purchaser and its Subsidiaries has not received or given any notice of default under any such agreement which remains uncured. There are no current material disputes with respect to such Purchaser Lease Documents. No security deposit or portion thereof deposited with respect to any Purchaser Lease Documents has been applied in respect of a breach or default thereunder which has not been redeposited in full. Except as disclosed in the Purchaser Disclosure Letter, neither the Purchaser nor its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Purchaser Lease Documents. Neither the Purchaser not its Subsidiaries has subleased, licensed or otherwise granted any other party the right to use or occupy any Purchaser Leased Properties or any portion thereof, and there are no Persons other than the Purchaser or its Subsidiaries occupying or holding valid rights to occupy the Purchaser Leased Properties. Neither the Purchaser nor its Subsidiaries has collaterally assigned or granted any security interest in any Purchaser Lease Documents or any interest therein. The Purchaser Leased Properties, including without limitation, the mechanical systems, HVAC systems, plumbing, electrical, security, utility and sprinkler systems, are in reasonable, working condition, subject only to normal, scheduled maintenance, are reasonably sufficient for the operation thereof for their current use, and, to the Purchaser’s knowledge, there are no material structural or other physical defect or deficiency in the condition of such improvements. To the knowledge of the Purchaser, neither the use nor occupancy thereof violates in any material respect any applicable Laws, licenses, certificates, permits, covenants, conditions or restrictions, whether state, local or private, and the Purchaser or its Subsidiaries has received all material permits, certificates, licenses, authorizations and approvals under Law in connection with the use and occupancy thereof.

(v)

The Purchaser Owned Real Property and the Purchaser Leased Properties, as applicable, are adequately serviced by utilities (or well water with adequate septic systems, if any) having adequate capacities for the normal operations of the Purchaser’s and its Subsidiaries facilities. The Purchaser Owned Real Property and the Purchaser Leased Properties constitute all of the real property owned, leased, subleased, licensed or otherwise used or occupied by the Purchaser and its Subsidiaries or otherwise used in connection with the business of the Purchaser.

(w)	Sufficiency of Assets. The Purchaser and its Subsidiaries have valid, good and marketable title to all personal property owned by them, free and clear of all Liens other than Permitted Liens.

(x)	Material Contracts. With respect to the Material Contracts of the Purchaser:

(i)

Except as would not individually or in the aggregate constitute a Purchaser Material Adverse Effect to the Purchaser and its Subsidiaries, each Material Contract is in full force and effect, and the Purchaser or one of its Subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof.

(ii)

All of the Material Contracts are valid and binding obligations of the Purchaser or one of its Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)

As at the date hereof, neither the Purchaser nor any of its Subsidiaries has received written notice that any party to a Material Contract, intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Purchaser, no such action has been threatened.

(iv)	Neither the entering into of this Agreement, nor the consummation of the Arrangement will trigger any change of control or similar provisions in any of the Material Contracts.

(y)

Environmental Matters. Except as would not individually or in the aggregate constitute a Purchaser Material Adverse Effect, the Purchaser and each of its Subsidiaries have, in all material respects, carried on its and their businesses and operations in compliance with all applicable Environmental Laws. The Purchaser and each of its Subsidiaries have obtained all material Authorizations and are in compliance in all material respects with all Authorizations required under any Environmental Laws for the operation for their businesses.

(z)	Compliance with Laws.

(i)	The Purchaser and each of its Subsidiaries have complied with and are not in violation, in any material respect, of any applicable Laws.

(ii)

With the exception of immaterial deficiencies that have been previously remedied, to the knowledge of the Purchaser, neither the Purchaser nor any of its Subsidiaries has received any written notices or other written correspondence from any Governmental Entity (1) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law (other than Environmental Laws) or (2) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material

Authorization, where such Authorization is the subject of one of the Regulatory Approvals. To the knowledge of the Purchaser, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law (other than Environmental Laws) by the Purchaser or any of its Subsidiaries is threatened or contemplated.

(iii)

Neither the Purchaser, its Subsidiaries nor, to the knowledge of the Purchaser, any of their respective directors, officers, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (v) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(iv)

None of the Purchaser or any of its Subsidiaries or, to the knowledge of the Purchaser, any director, officer, agent, employee or affiliate of the Purchaser or any of its Subsidiaries, has had any Sanctions imposed upon any such person, and the Purchaser and its Subsidiaries are not in violation of any of the Sanctions or Law or executive order relating thereto, and are not conducting business with any person subject to any Sanctions.

(aa)	Security Ownership. The Purchaser does not beneficially own any securities of the Company or any of its Subsidiaries.

(bb)

Intellectual Property. The Purchaser and its Subsidiaries own all right, title and interest in and to, or is validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as currently conducted, of the Purchaser and its Subsidiaries (collectively, the “Purchaser Intellectual Property Rights”). To the knowledge of the Purchaser, the operation of the businesses of the Purchaser and its Subsidiaries, including the manufacture, marketing, use, and sale of the products and services of the Purchaser and its Subsidiaries, and the use and exploitation of the Purchaser Intellectual Property Rights do not infringe upon, misappropriate, or otherwise violate the Intellectual Property rights of any third party. To the knowledge of the Purchaser, no third party is infringing upon, misappropriating, or otherwise violating the Purchaser Intellectual Property Rights.

(cc)

Brokers. Other than Stoic Advisory Inc. and Solidum Capital Advisors, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser or any of its Subsidiaries.

(dd)

Insurance. To the knowledge of the Purchaser, all material insurance policies with respect to the business and assets of the Purchaser and its Subsidiaries are in full force and effect, no written notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder. To the knowledge of the Purchaser, there is no material claim pending under any insurance policy of the Purchaser or its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(ee)	Warranties and Claims.

(i)

Within the two-year period prior to the date hereof, no material recalls, reworks (except in respect of cannabis potency labelling), withdrawals, or post-sale warnings of any Product, have been required or suggested by the Purchaser, or any provided to the Purchaser by a Governmental Entity with respect to such Products and to the knowledge of the Purchaser, no facts or circumstances exist that could reasonably be expected to result in any such recall or withdrawal.

(ii)

Except in the Ordinary Course, the Purchaser has not made any material product warranty or liability claim or court proceeding (or claim in the nature thereof) in connection with the Products against any supplier within two years prior to the date hereof which claim or proceeding remains outstanding.

(iii)

Except in the Ordinary Course, the Purchaser has not received any material product warranty or liability claim or court proceeding (or claim in the nature thereof) in connection with the Products from any customer within two years prior to the date hereof which claim or proceeding remains outstanding.

(ff)

No Misrepresentation. No representation or warranty contained in this Schedule “D” or in the Purchaser Disclosure Letter contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made herein or therein, in light of the circumstances in which they were made, not misleading.

SCHEDULE “E”

FORM OF VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of ●, 2022

BETWEEN:

● (the “Shareholder”)

- and -

CRESCO LABS INC., a company incorporated under the laws of the Province of British Columbia (“Purchaser”).

RECITALS:

WHEREAS, the Purchaser proposes to acquire all of the issued and outstanding common shares and proportionate voting shares (the “Purchased Securities”) of Columbia Care Inc. (the “Company”) in exchange for consideration consisting of 0.5579 of a subordinate voting share of the Purchaser for each common share of the Company, subject to adjustment as set forth in the Arrangement Agreement (the “Consideration”) by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) to be completed pursuant to the terms of an arrangement agreement (the “Arrangement Agreement”) to be entered into between the Purchaser and the Company, substantially in the form of the draft arrangement agreement provided to the Shareholder;

AND WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Securities listed in Schedule “A” hereto;

AND WHEREAS, the Shareholder believes it will derive benefit from the Arrangement and wishes to confirm its support for the Arrangement;

AND WHEREAS this Agreement sets out, among other things, the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges that the Purchaser would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Shareholder;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals, the following terms have the following meanings:

“Acquisition Proposal” has the meaning ascribed thereto in Section 3.1(c);

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Alternative Transaction” has the meaning ascribed thereto Section 3.2 hereof;

“Arrangement” has the meaning ascribed thereto in the recitals hereof;

“Arrangement Agreement” has the meaning ascribed thereto in the recitals hereof;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are generally closed for business in Toronto, Ontario, Vancouver, British Columbia, New York, New York or Chicago, Illinois;

“Closing” means the closing of the transactions contemplated by the Arrangement Agreement;

“Company” has the meaning ascribed thereto in the recitals hereof;

“Company Circular” means the notice of meeting and accompanying management information circular of the Company, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Company Meeting” means the special meeting of the Company Shareholders to be called and held to consider and, if deemed appropriate, approve the Arrangement;

“Company Shareholders” means collectively, the holders of common shares and the proportionate voting shares of the Company;

“Consideration” has the meaning ascribed thereto in the recitals hereof;

“Expiry Time” has the meaning ascribed thereto in Section 3.1(b);

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the Canadian Securities Exchange or the NEO Exchange Inc.

“Notice” has the meaning ascribed thereto in Section 4.8;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Purchased Securities” has the meaning ascribed thereto in the recitals hereof;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Securities” includes all Purchased Securities beneficially owned or over which control or direction is exercised, directly or indirectly, by the Shareholder as of the date hereof, and any Purchased Securities acquired or over which ownership, control or direction is acquired by the Shareholder after the date hereof, including Purchased Securities acquired as a result of any exercise or conversion of securities exercisable for or convertible into Purchased Securities, and all shares or other securities into or for which such Purchased Securities may be converted, exchanged or otherwise changed including, without limitation, Purchased Securities received or to be received pursuant to any arrangement, reorganization, merger, amalgamation or other transaction involving the Company or any Subsidiary of the Company prior to the acquisition of the Purchased Securities by the Purchaser under the Arrangement; and

“Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

1.2	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3	Currency

All references to dollars or to $ are references to Canadian dollars.

1.4	Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5	Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.7	Incorporation of Schedules

Schedule “A” attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(1)	The Shareholder, if the Shareholder is not a natural Person, is a corporation or other entity validly existing under the laws of the jurisdiction of its incorporation.

(2)

The Shareholder, if the Shareholder is not a natural Person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(3)

As at the date hereof, the Shareholder beneficially owns and exercises control or direction over all of the Subject Securities set forth opposite its name in Schedule “A” hereto. At and immediately prior to the closing of the transactions contemplated by the Arrangement Agreement (the “Closing”) and at all times between the date hereof and the Closing, the Shareholder will beneficially own and control or direct, directly or indirectly, all of the Subject Securities, other than those Subject Securities that the Shareholder may sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in compliance with Section 3.1(a)(i). Other than the Subject Securities, neither the Shareholder nor any of its affiliates, beneficially own, or exercise control or direction over any additional securities, or any securities exercisable for, convertible into or exchangeable for any additional securities of the Company or any of its affiliates.

(4)

As at the date hereof, the Shareholder is, and immediately prior to the time at which the Subject Securities are acquired by the Purchaser under the Arrangement or an Alternative Transaction, the Shareholder will be, the sole beneficial owner of the Subject Securities, with good and marketable title thereto, free and clear of all liens and other encumbrances, other than those Subject Securities that the Shareholder may sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in compliance with Section 3.1(a)(i).

(5)	The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Securities, to the extent such Subject Securities carry a right to vote.

(6)

No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto, except the Purchaser pursuant to this Agreement or the Arrangement Agreement.

(7)

No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of its obligations under this Agreement, other than those that are contemplated by the Arrangement Agreement.

(8)

None of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement or as will be contemplated by the Arrangement Agreement.

(9)

None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural Person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

2.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:

(1)

The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(2)

None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable law.

(3)

No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement, the performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement, other than those which are contemplated by the Arrangement Agreement.

(4)

There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of its properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Purchaser’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

ARTICLE 3

COVENANTS

3.1	Covenants of the Shareholder

(1)

The Shareholder hereby covenants with the Purchaser that from the date of this Agreement until the termination of this Agreement in accordance with its terms (the “Expiry Time”), the Shareholder will not, without having first obtained the prior written consent of the Purchaser:

(a)

sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Securities or tender any of the Subject Securities to a take-over bid or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than (A) pursuant to the Arrangement or an Alternative Transaction, (B) any exercise, conversion or exchange of securities exercisable, convertible or exchangeable for Purchased Securities in accordance with their terms (including, for greater certainty, any conversion of proportionate voting shares of the Company in exchange for common shares of the Company), (C) to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled by, the Shareholder or a trust or account (including an RRSP, RESP, RRIF or similar account) existing for the benefit of such Person or entity, and (D) transfers of Subject Securities for the sole purpose of paying taxes that become due and payable upon the vesting of an equity incentive held by the Shareholder at the closing of the Arrangement, provided that the Shareholder has sold all of the free trading subordinate voting shares of the Purchaser received by the Shareholder upon closing of the Arrangement and the proceeds of such sales are insufficient to pay such taxes; and provided further that the Shareholder provides notice to the Purchaser of the number of Subject Securities sold pursuant to this exemption, provided that in the case of (A), (B) and (C), and for greater certainty, any Subject Securities acquired as a result thereof shall remain Subject Securities and subject to the terms and conditions of this Agreement and any such transferee shall agree in writing with the Purchaser to be bound hereby and, in the case of a corporation, partnership, limited liability company or other entity controlled by, the Shareholder, provided that such entity remains controlled by the Shareholder until the Expiry Time;

(b)

other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deliver any voting instruction form, deposit any Subject Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Securities; or

(c)	requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution.

(2)

The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Securities (to the extent they carry a right to vote):

(a)

at any meeting of any of the securityholders of the Company at which the Shareholder or any registered or beneficial owner of the Subject Securities is entitled to vote, including the meeting of Company Shareholders to be called to approve the Arrangement; and

(b)

in any action by written consent of the securityholders of the Company, in favour of the approval, consent, ratification and adoption of the resolution approving the Arrangement and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement). In connection with the foregoing, subject to this Section 3.1(b), the Shareholder hereby agrees to deposit and to cause any beneficial owners of Subject Securities eligible to be voted to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of its Subject Securities (to the extent that they carry the right to vote) as soon as practicable following the mailing of the Company Circular and in any event at least five Business Days prior to the meeting of Company Shareholders to be called to approve the Arrangement and as far in advance as practicable of every adjournment or postponement thereof, voting all such Subject Securities (to the extent that they carry the right to vote) in favour of the resolution approving the Arrangement. The Shareholder hereby agrees that it will not take, nor permit any Person on its behalf to take, any action to withdraw, revoke, change, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has at such time been previously terminated in accordance with Section 4.1. The Shareholder will provide copies of each such proxy or voting instruction form (or screen shots evidencing electronic voting thereof) referred to above to the Purchaser at the address below concurrently with its delivery as provided for above.

(3)

The Shareholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time, to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Securities (to the extent that they carry the right to vote) against any proposed action by the Company, any Company Shareholder, any of the Company’s Subsidiaries or any other Person (or group of Persons) other than the Purchaser: (i) in respect of (a) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests in such voting or equity securities); (b) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities of the Company or any of its Subsidiaries (including securities convertible or exercisable or exchangeable for voting, equity or other securities of the Company or any of its Subsidiaries); (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries; or (d) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries that requires the approval of Company Shareholders under applicable law, other than the Arrangement or an Alternative Transaction (collectively, an “Acquisition Proposal”); or (ii) which would reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Arrangement, including without limitation any amendment to the articles or by-laws of the Company or any of its Subsidiaries or their respective corporate structures or capitalization.

(4)

Until the Expiry Time, subject to Section 4.5 (if applicable), the Shareholder will not, in its capacity as such, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(a)	solicit, initiate or knowingly facilitate any proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal.

(b)

solicit proxies or become a participant in or act jointly or in concert with any person in connection with a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Purchased Securities as contemplated by the Arrangement;

(c)

participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal; or

(d)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal.

(5)

The Shareholder will not: (i) exercise any dissent rights in respect of the Arrangement; (ii) contest in any way the approval of the Arrangement by any Governmental Entity; or (iii) take any other action of any kind, in each case which would reasonably be regarded as likely to materially delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement.

(6)	The Shareholder hereby consents to:

(a)

details of this Agreement being set out in any press release, information circular, including the Company Circular, and court documents produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(b)

this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR) operated on behalf of the Canadian provincial securities regulators.

(7)

Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Arrangement Agreement without the prior written approval of the Purchaser.

3.2	Alternative Transaction

In the event that, in lieu of the Arrangement, the Purchaser seeks to complete the acquisition of the Purchased Securities other than as contemplated by the Arrangement Agreement on a basis that (a) provides for economic terms which, in relation to the Shareholder, on an after-tax basis, are at least equivalent to or better than those contemplated by the Arrangement Agreement, (b) would not likely result in a material delay or time to completion of the Arrangement, and (c) is otherwise on terms and conditions not materially more onerous on the Shareholder than the Arrangement (including any take-over bid) (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Shareholder may, on its own accord, and shall, upon written request of the Purchaser, support the completion of such Alternative Transaction in the same manner as the Arrangement in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Securities (including any Purchased Securities issuable upon the exercise, conversion or exchange of securities exercisable for, convertible into or exchangeable for Purchased Securities) into an Alternative Transaction conducted by way of a take-over bid made by the Purchaser or an affiliate of Purchaser and not withdrawing them, and/or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by the Purchaser.

3.3	Covenants of the Purchaser

The Purchaser hereby covenants with the Shareholder that from the date of this Agreement until the Expiry Time, it shall take all steps required of it under the Arrangement Agreement to cause the Arrangement to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement.

ARTICLE 4

GENERAL

4.1	Termination

This Agreement shall terminate and be of no further force or effect upon the earliest to occur of:

(1)	the mutual agreement in writing of the Parties;

(2)

written notice by the Shareholder to the Purchaser if, without the prior written consent of the Shareholder, the Arrangement Agreement is amended to change the amount or form of consideration payable pursuant to the Arrangement (other than to increase the total Consideration and/or to add additional consideration); provided that at the time of such termination, the Shareholder has not breached this Agreement in any material respect and is not in material default in the performance of its obligations under this Agreement;

(3)

the Arrangement Agreement has been terminated in accordance with its terms, including, without limitation, where the Arrangement Agreement is terminated in connection with the acceptance by the Company of a Superior Proposal pursuant to Section 5.4 thereof; and

(4)	the acquisition of the Subject Securities by the Purchaser.

4.2	Time of the Essence

Time is of the essence in this Agreement.

4.3	Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by such Party of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by such Party of its covenants made herein.

4.4	Equitable Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

4.5	Fiduciary Duty

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of the Company from taking any action in the discharge of his or her fiduciary duty as a director or officer of the Company or that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. The Purchaser further hereby agrees that the Shareholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Securities.

4.6	Waiver; Amendment

Each party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.7	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto. For greater certainty, the letter agreement entered into in anticipation of entering into this Agreement remains in full force and effect.

4.8	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(1)	if to the Purchaser at:

Cresco Labs Inc.

400 W. Erie St.

Suite 300

Chicago, Illinois 60654

Attention:         Charles Bachtell

Telephone:        [REDACTED – personal identifying information]

Email:               [REDACTED – personal identifying information]

with a copy (which shall not constitute notice) to:

Bennett Jones LLP

Suite 3400, 100 King Street West

Suite Toronto, Ontario

M5X 1A4

Attention:         Aaron Sonshine

Telephone:        (416) 777-6448

Email:               sonshinea@bennettjones.com

(2)	to the Shareholder, at the address set out at Schedule “B” hereto.

Any Notice is deemed to be given and received: (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:30 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by email, on the same Business Day that it was sent if the recipient acknowledged receipt prior to 4:30 p.m. (Toronto time), and otherwise, the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to a Party’s legal counsel does not invalidate delivery of that Notice to such Party.

4.9	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.10	Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto.

4.11	Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.12	Further Assurances

The parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

4.13	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by electronic transmission) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Pages to Follow]

IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

CRESCO LABS INC.

Per:
Name: Title:

Per:
Name: ●

SCHEDULE “A”

OWNERSHIP OF SECURITIES OF THE COMPANY

Name	Number of Company Common Shares	Number of Company Restricted Share Units	Number of Company Performance Share Units	Number of Company Proportionate Voting Shares
●	●	●	●	●

SCHEDULE “B”

SHAREHOLDER ADDRESS FOR NOTICE

●

SCHEDULE “F”

FORM OF LOCK-UP AGREEMENT

THIS AGREEMENT is made as of ●, 2022

BETWEEN:

● (the “Shareholder”)

- and -

CRESCO LABS INC., a company incorporated under the laws of the Province of British Columbia (the “Purchaser”)

RECITALS:

WHEREAS, the Purchaser proposes to acquire all of the issued and outstanding common shares and proportionate voting shares (collectively, the “Purchased Securities”) of Columbia Care Inc. (the “Company”) pursuant to a proposed statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) to be completed pursuant to the terms of an arrangement agreement (the “Arrangement Agreement”) to be entered into between the Purchaser and the Company;

AND WHEREAS, the Shareholder is the registered or beneficial owner, directly or indirectly, of the number Purchased Securities (and other securities convertible, exchangeable or exercisable into Purchased Securities) as listed in Schedule A hereto which Purchased Securities will, if the Arrangement is completed, be exchanged for subordinate voting shares of the Purchaser (“Purchaser Shares”);

AND WHEREAS, in connection with the Arrangement, it is proposed that certain shareholders of the Company will agree to have their Subject Securities (as defined below) locked up for a period of up to 240 days following the closing of the Arrangement;

AND WHEREAS, the Shareholder recognizes that the Arrangement will result in a benefit to it;

AND WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

1.	The Shareholder hereby agrees that it will not for the applicable Lock-up Period, directly or indirectly;

a.	sell, offer, contract or grant any option or right to sell, pledge, transfer, or otherwise dispose of Subject Securities, whether of record or beneficially;

b.

monetize, or engage in any swap or hedging transaction, or enter into any form of agreement, arrangement or understanding the effect of which is to alter, directly or indirectly, the Shareholder’s economic interest in, or economic exposure to, the Subject Securities; or

c.	publicly announce an intention to do any of the foregoing

(collectively a “Transfer”).

2.	For purposes of this Agreement:

a.	“Subject Securities” means 90% of the Purchaser Shares to be received by the Shareholder under the Arrangement; and

b.	“Lock-up Period” means the period commencing on the closing date of the Arrangement and expiring;

i.	in respect of the first 25% of the Subject Securities, the date that is 60 days following the closing of the Arrangement;

ii.	in respect of the second 25% of the Subject Securities, the date that is 120 days following the closing of the Arrangement;

iii.	in respect of the third 25% of the Subject Securities, the date that is 180 days following the closing of the Arrangement; and

iv.	in respect of the balance of the Subject Securities, the date that is 240 days following the closing of the Arrangement.

3.

Notwithstanding the restrictions on Transfers of Subject Securities described above, the undersigned may undertake any of the following Transfers of Subject Securities during the applicable Lock-up Period:

a.

by way of pledge or security interest, provided that the pledgee or beneficiary of the security interest agrees in writing with the Purchaser to be bound by this Agreement for the remainder of the applicable Lock-up Period;

b.

a Transfer to a spouse, parent, child or grandchild of, or corporations, partnerships, limited liability companies or other entities controlled by, the Shareholder or a trust or account (including RRSP, RESP, RRIF or similar account) existing for the benefit of such person or entity, so long as such person or entity agrees in writing with the Purchaser to be bound by this Agreement for the remainder of the applicable Lock-up Period and, in the case of corporations, partnerships, limited liability companies or other entities controlled by, the Shareholder, so long as such entity remains controlled by the Shareholder for the remainder of the applicable Lock-up Period;

c.

a Transfer pursuant to a bona fide take-over bid, merger, plan of arrangement or other similar transaction made to all holders of Purchaser Shares, involving a change of control of the Purchaser, provided that in the event that the take-over bid, merger, plan of arrangement or other such transaction is not completed, the Subject Securities owned by the undersigned shall remain subject to the restrictions contained in this Agreement;

d.

Transfers of Subject Securities for the sole purpose of paying taxes that become due and payable upon the vesting of an equity incentive held by the Shareholder at the closing of the Arrangement, provided that the Shareholder has sold all of the free trading Purchaser Shares received by the Shareholder upon closing of the Arrangement and the proceeds of such sales are insufficient to pay such taxes; and provided further that the Shareholder provides notice to the Purchaser of the number of Subject Securities sold pursuant to this exemption; and

e.	Transfers occurring by operation of law or in connection with transactions as a result of the death or incapacitation of the Shareholder.

4.

The Shareholder hereby represents and warrants that it has full power and authority to enter into this Agreement and that, upon request, it will execute any additional documents necessary or desirable in connection with the enforcement hereof.

5.

This Agreement is irrevocable and will be binding on the Shareholder and its respective successors, assigns, and, if applicable, its heirs and personal representatives, provided however that the undersigned shall not assign this Agreement without the prior written consent of Purchaser.

6.

This Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. All matters relating hereto shall be submitted to the court of appropriate jurisdiction in the Province of British Columbia, Canada, for the purpose of this Agreement and for all related proceedings.

7.	This Agreement will terminate on the close of trading on the date that the last Lock-up Period expires.

8.

This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

[Signature Page to Follow]

Dated this 23rd day of March, 2022

CRESCO LABS INC.

Per:
Name:
Title:

(Name Shareholder)

By:

(Authorised signatory)

Name:

Title:

SCHEDULE A

Security Ownership

Name	Number of Company Common Shares	Number of Company Restricted Share Units	Number of Company Performance Share Units	Number of Company Proportionate Voting Shares
●	●	●	●	●